中策集團有限公司
China Strategic Holdings Limited

03029137

九龍觀塘鴻圖道51號保華企業中心8樓
Paul Y. Centre, 51 Hung To Rd.,
Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

03 AUG -8 AM 7:21

6th August, 2003

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 8th July, 2003 in relation to the change of independent non-executive director;
2. Joint announcement dated 8th July, 2003 in relation to the proposed conditional voluntary cash offers for shares and warrants of CSH by Paul Y. – ITC Construction Holdings Limited and Hanny Holdings Limited; and
3. Joint announcement dated 21st July, 2003 in relation to the mandatory cash offers for shares and warrants of CSH by Paul Y. – ITC Construction Holdings Limited and Hanny Holdings Limited and increase in the offer price;
4. Circular dated 9th July, 2003 in relation to the discloseable transaction;
5. Circular dated 29th July, 2003 in relation to the mandatory cash offers for shares and warrants of CSH by Paul Y. – ITC Construction Holdings Limited and Hanny Holdings Limited; and
6. Forms D2 and D3 dated 4th July, 2003.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

dlw 8/11

Jenny Chan
Secretary

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Encl.

JC/DT/CSH03

File No. 82-3596

03 AUG -7 AM 7:21

The Standard Wednesday, July 9, 2003

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Change of Independent Non-Executive Director

The Board of Directors (the "Board") of China Strategic Holdings Limited (the "Company") announces that Ms. Choy Hok Man, Constance ("Ms. Choy") has resigned as an independent non-executive director of the Company with effect from 4th July, 2003 and Ms. Fung Wan Yiu, Agnes has been appointed as an independent non-executive director of the Company with effect from 4th July, 2003.

The Board extends its appreciation to Ms. Choy for her past contribution to the Company.

By Order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 8th July, 2003

成報 SINGPAO DAILY NEWS

2003年7月9日 星期三

中策集團有限公司

(於香港註冊成立之有限公司)

獨立非執行董事變更

中策集團有限公司(「本公司」)董事會(「董事會」)宣佈蔡學雯女士(「蔡女士」)已於二零零三年七月四日辭任本公司之獨立非執行董事，及馮蘊瑤女士已於二零零三年七月四日被委任為本公司之獨立非執行董事。

董事會就蔡女士過去對本公司所作出的貢獻深表謝意。

承董事會命
執行董事
陳玲

香港，二零零三年七月八日

File No. 82-3595

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

Possible discloseable transaction for

ITC Corporation Limited, Hanny Holdings Limited and

Paul Y. - ITC Construction Holdings Limited

Voluntary conditional cash offer by Kingsway SW Securities Limited on behalf of the Offerors, each being indirect wholly-owned subsidiary of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

Financial Adviser to Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited

滙富集團

Kingsway Capital Limited

VOLUNTARY CONDITIONAL CASH OFFER

On 8 July 2003, the respective boards of directors of Hanny and Paul Y. - ITC announce that the Offerors, through Kingsway SW Securities, will make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

Financial Adviser to Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited

集滙
團富

Kingsway Capital Limited

VOLUNTARY CONDITIONAL CASH OFFER

On 8 July 2003, the respective boards of directors of Hanny and Paul Y. - ITC announce that the Offerors, through Kingsway SW Securities, will make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion.

TERMS OF THE OFFER

The Offer, particulars of which are as follows:

for each China Strategic Share . . . . HK$0.10 in cash
for each China Strategic Warrant . . . . HK$0.001 in cash
for cancellation of each China Strategic Option . . . . HK$0.001 in cash

Assuming full acceptance of the Offer, the cash consideration payable by the Offerors will amount to approximately HK$58.9 million.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares necessary to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of its issued share capital, provided such acquisitions are made at prices of no more than HK$0.10 per China Strategic Share.

POSSIBLE DISCLOSEABLE TRANSACTION

The Offer may constitute a possible discloseable transaction for Hanny and Paul Y. - ITC. As ITC Corporation has 64.46% interests in Paul Y. - ITC, the Offer may also constitute a possible discloseable transaction for ITC Corporation. Circulars containing, among other things, details of the Offer will be despatched to the shareholders of ITC Corporation, Hanny and Paul Y. - ITC as soon as practicable.

THE CONDITIONS OF THE OFFER

The Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

GENERAL

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offer and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities, to enable the Offerors to satisfy full acceptance of the Offer.

Under the Takeovers Code, the Composite Offer Document is required to be despatched to China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder within 21 days from the date of this announcement.

First Shanghai has been appointed as the independent financial adviser to advise the Independent Board Committee as to whether the Offer is, or is not, fair and reasonable.

Investors are advised to exercise extreme caution in dealing in the securities of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic as the Offer is subject to a condition. It may or may not become unconditional. China Strategic Shareholders and China Strategic Warrantholders are advised not to take any action in connection with the Offer until they have received advice from the Independent Board Committee.

At the request of the directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic, trading in securities of these companies on the Stock Exchange was suspended with effect from 9:30 a.m. on 30 June 2003 pending the release of this joint announcement. Application has been made to the Stock Exchange for the resumption of trading in such securities with effect from 9:30 a.m. on 9 July 2003.

1. INTRODUCTION

On 8 July 2003, the respective boards of directors of Hanny and Paul Y. - ITC announce that the Offerors, through Kingsway SW Securities, will make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares necessary to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of its issued share capital, provided such acquisitions are made at prices of no more than HK$0.10 per China Strategic Share.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion.

2. TERMS OF THE OFFER

The Offer will be made in compliance with the Takeovers Code, which is administered by the Executive. Kingsway SW Securities, on behalf of the Offerors, will make the Offer to acquire all the issued China Strategic Shares and the outstanding China Strategic Warrants, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options on the following basis:

for each China Strategic Share . . . . HK$0.10 in cash
for each China Strategic Warrant . . . . HK$0.001 in cash
for cancellation of each China Strategic Option . . . . HK$0.001 in cash

and on the terms set out in the Composite Offer Document. The China Strategic Shares to be acquired under the Share Offer will be acquired with the right to all future dividends and distributions.

The China Strategic Shares and the China Strategic Warrants to be acquired under the Offer will be acquired free from all encumbrances and any other third party rights.

Pursuant to the Offer, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholder and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

The consideration per China Strategic Share payable under the Share Offer represents:

P.2

— a premium of approximately 11.11% to the closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange on 27 June 2003, being the last trading day on which China Strategic Shares were traded on the Stock Exchange prior to its suspension of trading;

— a premium of approximately 12.36% to the average closing price of HK$0.089 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 27 June 2003;

— a premium of approximately 16.28% to the average closing price of HK$0.086 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 27 June 2003; and

— a premium of approximately 11.11% to the average closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 27 June 2003.

The consideration per China Strategic Share payable under the Share Offer represents a discount of 95.19% on the net asset value per China Strategic Share of HK$2.08 based on the audited accounts of China Strategic as at 31 December 2002. As the average daily trading volume for China Strategic Shares was very thin during the six months ended 27 June 2003, if any China Strategic Shareholders want to dispose their investments in China Strategic in the open market, it is very likely to significantly depress the China Strategic Share price.

During the six-month period preceding the date of this announcement, the highest and lowest closing prices of the China Strategic Share traded on the Stock Exchange were HK$0.1 and HK$0.08 per China Strategic Share respectively.

The China Strategic Warrants are currently out-of-the-money and will expire after 31 December 2003. Accordingly, an offer at HK$0.001 is being made for each China Strategic Warrant. The price of HK$0.001 per China Strategic Warrant represents:

— a discount of 90.00% to the closing price of HK$0.01 per China Strategic Warrant as quoted on the Stock Exchange on 27 June 2003, being the last trading day on which China Strategic Warrants were traded on the Stock Exchange prior to its suspension of trading;

— a discount of 90.00% to the average closing price of HK$0.01 per China Strategic Warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including 27 June 2003.

China Strategic has issued to Ms. Chan Ling, Eva, an executive director of China Strategic, options to subscribe for up to 75,000 China Strategic Shares under its share option scheme at a subscription price of HK$3.145 per China Strategic Share. The China Strategic Options are currently out-of-the-money. Further, the price of each China Strategic Share is substantially lower than the exercise price of the China Strategic Options and these China Strategic Options are non-assignable and non-transferable. Taking into consideration the above factors, Kingsway SW Securities are making an offer, on behalf of the Offerors, to the China Strategic Options holder for her to surrender her China Strategic Options for cancellation at HK$0.001 for each China Strategic Option outstanding pursuant to the Takeovers Code. As at the date of this announcement, the holder of 75,000 China Strategic Options has undertaken to the Offerors that she will not exercise her China Strategic Options during the period in which the Offers remain open.

Assuming full acceptance of the Offer, the cash consideration payable by the Offerors at the offer price of HK$0.1 per China Strategic Share, HK$0.001 per China Strategic Warrant and HK$0.001 per China Strategic Option will amount to approximately HK$58.9 million, in which approximately HK$58.8 million, HK$117,630 and HK$75 will be used for the acquisition of China Strategic Shares, China Strategic Warrants and China Strategic Options respectively.

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offer and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities, to enable the Offerors to satisfy full acceptance of the Offer. Pursuant to the loan and mortgage agreements between the Offerors and Kingsway SW Securities, the Offerors agreed to pledge their 241,320,000 China Strategic Shares beneficially owned by the Offerors to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities.

3. INFORMATION ON ITC CORPORATION, HANNY, PAUL Y. - ITC AND CHINA STRATEGIC

As at the date of this announcement, the Offerors and parties acting in concert with them are interested in 242,010,000 China Strategic Shares, representing an aggregate interest of approximately 29.18% of the existing issued share capital of China Strategic.

As at the date of this announcement, China Strategic also has outstanding China Strategic Warrants conferring right to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share. Each of the Offerors holds 24,132,000 China Strategic Warrants, collectively representing approximately 29.10% of the outstanding China Strategic Warrants.

As the Offerors, namely, Calisan Developments Limited and Well Orient Limited, are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively, the Offer may constitute a possible discloseable transaction for Hanny and Paul Y. - ITC. As ITC Corporation has 64.46% interests in Paul Y. - ITC, the Offer may also constitute a possible discloseable transaction for ITC Corporation. Circulars containing, among other things, details of the Offer will be despatched to the shareholders of ITC Corporation, Hanny and Paul Y. - ITC as soon as practicable.

Information about ITC Corporation

Save for its interest in China Strategic through Hanny and Paul Y. - ITC, ITC Corporation does not hold any direct and/or indirect interest in China Strategic.

As at the date of this announcement, the Offerors and their concert parties hold approximately 29.18% of the issued share capital of China Strategic. Assuming the Offer closes in full acceptance and before the Offerors placing down their interest in China Strategic in order to maintain not less than 25% of the China Strategic Shares in the public hand, the Offerors and their concert parties will hold 100% of the issued share capital of China Strategic.

The financial information of China Strategic extracted from the audited consolidated financial statements of China Strategic for the two financial years ended 31 December 2002 is as follows:

	2002	2001
	HK$'000	HK$'000
Loss before taxation	(695,566)	(1,001,147)
Taxation	(18,041)	(5,982)
Loss before minority interests	(713,607)	(1,007,129)
Minority interests	236,500	408,399
Net loss from ordinary activities attributable to China Strategic Shareholders	(477,107)	(598,730)
Net tangible assets	1,728,935	2,167,946

The following charts summarise the shareholding structure of China Strategic immediately before the Offer and after full acceptance of the Offer:

Before the Offer


Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited (372–HK)
28.26%
64.46%
Hanny Holdings Limited (275–HK)
Paul Y. – ITC Construction Holdings Limited (498–HK)
14.55%
14.55%
China Strategic Holdings Limited (235–HK)

Notes:

1. As at the date of this announcement, 64.46% and 1.06% of issued share capital of Paul Y. - ITC are indirectly held by ITC Corporation and directly held by Dr. Chan Kwok Keung, Charles respectively. 400 shares of Paul Y. - ITC, representing 0.00004% of issued share capital of Paul Y. - ITC, are held by Mr. Cheung Hon Kit, a director of ITC Corporation, Hanny and Paul Y. - ITC, and 6,445 shares of Paul Y. - ITC, representing 0.0006% of issued share capital of Paul Y. - ITC, are held by Mr. Law Man Wah, Conrad, a director of Paul Y. - ITC. Save for the above, the remaining 34.48% of issued share capital of Paul Y. - ITC are held by public investors.

2. As at the date of this announcement, 14.55% and 14.55% of issued share capital of China Strategic are indirectly held by Hanny and Paul Y. - ITC respectively. In addition, 690,000 China Strategic Shares, representing approximately 0.08% of issued share capital of China Strategic, are held by concert parties of Hanny. The remaining 70.82% of issued share capital

Kingsway SW Securities.

3. INFORMATION ON ITC CORPORATION, HANNY, PAUL Y. - ITC AND CHINA STRATEGIC

As at the date of this announcement, the Offerors and parties acting in concert with them are interested in 242,010,000 China Strategic Shares, representing an aggregate interest of approximately 29.18% of the existing issued share capital of China Strategic.

As at the date of this announcement, China Strategic also has outstanding China Strategic Warrants conferring right to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share. Each of the Offerors holds 24,132,000 China Strategic Warrants, collectively representing approximately 29.10% of the outstanding China Strategic Warrants.

As the Offerors, namely, Calisan Developments Limited and Well Orient Limited, are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively, the Offer may constitute a possible discloseable transaction for Hanny and Paul Y. - ITC. As ITC Corporation has 64.46% interests in Paul Y. - ITC, the Offer may also constitute a possible discloseable transaction for ITC Corporation. Circulars containing, among other things, details of the Offer will be despatched to the shareholders of ITC Corporation, Hanny and Paul Y. - ITC as soon as practicable.

Information about ITC Corporation

ITC Corporation is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies including, in addition to Paul Y. - ITC and China Strategic, interests in Hanny, Burcon NutraScience Corporation, Star East Holdings Limited, M Channel Corporation Limited, Downer EDI Limited, Ananda Wing On Travel (Holdings) Limited, Rosedale Hotel Group Limited, China Enterprises Limited and MRI Holdings Limited. In addition to those businesses carried out through Paul Y. - ITC, the principal activities of ITC Corporation group comprise the investment and property holdings, provision of finances, and trading of building materials and machinery.

Information about Paul Y. - ITC

Calisan Developments Limited is a limited liability company which was incorporated in the British Virgin Islands on 2 May 1991 and it is an investment holding company which, at the date of this announcement, directly holds 120,660,000 China Strategic Shares, representing 14.55% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing 14.55% of the total outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by Calisan Developments Limited, representing 2.91% of the existing total issued China Strategic Shares and about 2.83% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares. Calisan Developments Limited is an indirect wholly-owned subsidiary of Paul Y. - ITC.

The Paul Y. - ITC group's principal business includes building construction, civil engineering, specialist works, property development and investment, and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. Paul Y. - ITC is beneficially owned as to approximately 64.46% by ITC Corporation.

Information about Hanny

Well Orient Limited is a limited liability company which was incorporated in Hong Kong on 21 August 2000 and it is an investment holding company which, at the date of this announcement, directly holds 120,660,000 China Strategic Shares, representing 14.55% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing 14.55% of the total outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by Well Orient Limited, representing 2.91% of the existing total issued China Strategic Shares and about 2.83% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares. Well Orient Limited is an indirect wholly-owned subsidiary of Hanny.

The Hanny group's principal business includes trading of computer related products and consumer electronic products. Hanny also trades securities and invests in information technology businesses. Hanny is beneficially owned as to approximately 28.26% by ITC Corporation.

Information about China Strategic

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

As at the date of this announcement, Dr. Chan Kwok Keung, Charles indirectly holds approximately 34.82% of the issued ordinary share capital of ITC Corporation and he also directly holds approximately 1.06% of the issued share capital of Paul Y. - ITC. In addition, 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and a connected person of a director of Hanny's subsidiary.

By virtue of his being the controlling shareholder of ITC Corporation, Dr. Chan Kwok Keung, Charles is deemed to be interested in 120,660,000 China Strategic Shares and 24,132,000 China Strategic Warrants held by Paul Y. - ITC group.

Save as disclosed above, Dr. Chan Kwok Keung, Charles and other directors of ITC Corporation, Hanny and Paul Y. - ITC and their respective concert parties do not hold any China Strategic Shares, China Strategic Warrants and/or China Strategic Options.


China Strategic Holdings Limited
(235–HK)

Notes:

1. As at the date of this announcement, 64.46% and 1.06% of issued share capital of Paul Y. - ITC are indirectly held by ITC Corporation and directly held by Dr. Chan Kwok Keung, Charles respectively. 400 shares of Paul Y. - ITC, representing 0.00004% of issued share capital of Paul Y. - ITC, are held by Mr. Cheung Hon Kit, a director of ITC Corporation, Hanny and Paul Y. - ITC, and 6,445 shares of Paul Y. - ITC, representing 0.0006% of issued share capital of Paul Y. - ITC, are held by Mr. Law Man Wah, Conrad, a director of Paul Y. - ITC. Save for the above, the remaining 34.48% of issued share capital of Paul Y. - ITC are held by public investors.

2. As at the date of this announcement, 14.55% and 14.55% of issued share capital of China Strategic are indirectly held by Hanny and Paul Y. - ITC respectively. In addition, 690,000 China Strategic Shares, representing approximately 0.08% of issued share capital of China Strategic, are held by concert parties of Hanny. The remaining 70.82% of issued share capital of China Strategic are held by public investors, in which 7.98% of the issued share capital of China Strategic are held by Mr. Oei Hong Leong, ex-chairman and ex-director of China Strategic.

After the full acceptance of the Offer but before the Offerors place down their interests in China Strategic:


Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited
(372–HK)
28.26%
64.46%
Hanny Holdings Limited
(275–HK)
Paul Y. – ITC Construction
Holdings Limited
(498–HK)
50%
50%
China Strategic Holdings Limited
(235–HK)

After the full acceptance of the Offer and the Offerors place down their interests in China Strategic:


Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited
(372–HK)
28.26%
64.46%
Hanny Holdings Limited
(275–HK)
Paul Y. – ITC Construction
Holdings Limited
(498–HK)
Public
37.5%
37.5%
25%
China Strategic Holdings Limited
(235–HK)

P.3

4. THE CONDITIONS OF THE OFFER

The Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

5. REASONS FOR THE OFFER

As the liquidity of the China Strategic Shares is low, the Offer gives China Strategic Shareholders and China Strategic Warrantholders an opportunity to realise their investment in China Strategic at a price higher than that prevailing in the market on the Pre-Announcement Date without the constraints that would apply if they sought to do this through the market. In addition, the average daily trading volume for China Strategic Shares was very thin during the six months ended 27 June 2003. If any China Strategic Shareholders want to dispose its investment in China Strategic at the open market, it is very likely to significantly depress the China Strategic Share price.

To the extent that the Offerors are successful in acquiring China Strategic Shares either through market purchases or through acceptances to the Share Offer, the Offerors will be able to enhance their investment in China Strategic by improving their share of the net assets of China Strategic and reduce their average investment cost on China Strategic.

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects. The Offerors consider that the Offer could strengthen their ties with China Strategic and enhance their profile in the PRC. At present, since Hanny and Paul Y. - ITC each holds less than 20% interest in China Strategic, neither of them accounts for China Strategic as an associated company in their respective financial statements. After the successful completion of the Offer, the Offerors will be able to recognise China Strategic as an associated company of Hanny and Paul Y. - ITC group which will enhance the value of the Offerors.

6. THE INTENTION OF THE OFFERORS

The Offer will not of itself result in any change in the board of directors, management, business or the continued employment of the employees, including directors, of China Strategic or any of its subsidiaries or any of its associated companies under the control of China Strategic.

Following the close of the Offer, the Offerors intend to continue the existing business of China Strategic and currently the Offerors have no intention to re-deploy fixed assets of China Strategic. Further, the Offerors have no intention to inject any assets or businesses into China Strategic immediately after completion of the Offer.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion. To ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public after the Offer, the Offerors will place down their interests in China Strategic as soon as possible. China Strategic will become an associated company of Hanny and Paul Y. - ITC after the Offer and the placing.

Under Rule 2.4 of the Takeovers Code, a competent independent advice as to whether the making of the offer is in the interests of the offeror's shareholders is required if the directors of the offeror are faced with a conflict of interest. Such advice must also be obtained before announcing an offer. However, in this case, Rule 2.4 of the Takeovers Code is inapplicable as stated in note 3 of the Rule 2.4 of the Takeovers Code, as the conflict of interest arises mainly due to the existence of common directors among the boards of the Offerors and the Offeree.

The Offerors will not exercise the power of compulsory acquisition. It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offer. The Offerors and China Strategic have undertaken to the Stock Exchange that appropriate steps following the close of the Offer will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public. When the Offer closes, should there be less than 25% of China Strategic Shares and China Strategic Warrants in public hands, the directors of the Offerors presently intend to take appropriate steps which may include, placing down their interest in China Strategic to Independent Third Parties within one month after closing of the Offer.

The Stock Exchange has stated that it will closely monitor the trading in the China Strategic Shares and China Strategic Warrants on the Stock Exchange. If the Stock Exchange believes that:

— **a false market exists or may exist in the China Strategic Shares and China Strategic Warrants; or**

— **there are too few China Strategic Shares and China Strategic Warrants in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in China Strategic Shares and China Strategic Warrants.**

In this connection, it should be noted that upon completion of the Offer, there may be an insufficient public float for the China Strategic Shares and China Strategic Warrants and, therefore, trading in the China Strategic Shares and China Strategic Warrants may be suspended until a sufficient level of public float is attained.

"China Strategic Warrant(s)"	warrant(s) of China Strategic carrying rights to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share, at any time from 29 August 2002 up to and including 31 December 2003
"China Strategic Warrantholder(s)"	holder(s) of China Strategic Warrant(s)
"Composite Offer Document"	means the composite document setting out, amongst others, the details and the terms of the Offer, financial information regarding China Strategic, the recommendation of the Independent Board Committee regarding the Offer and the advice of the independent financial adviser regarding the Offer, together with the forms of acceptance and transfer to be despatched to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder in accordance with the Takeovers Code
"Directors"	Directors, including independent non-executive directors, of China Strategic
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"First Shanghai"	First Shanghai Capital Limited, a deemed licensed corporation to carry out type 6 (advising on corporate finance) regulated activities under the SFO, is the independent financial adviser to the Independent Board Committee in relation to the Offer
"Hanny"	Hanny Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent board committee comprising the independent non-executive Directors to be formed to give advice in respect of the Offer
"Independent Third Parties"	parties not connected nor acting in concert with the directors, chief executives or substantial shareholders of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic or any of their subsidiaries or an associate (as defined in the Listing Rules) of any of them
"ITC Corporation"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Kingsway Capital"	Kingsway Capital Limited, a fellow subsidiary of Kingsway SW Securities and a deemed licensed corporation to carry out type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, is the financial adviser to the Offerors in relation to the Offer
"Kingsway SW Securities"	Kingsway SW Securities Limited, a fellow subsidiary of Kingsway Capital and a deemed licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance), type 7 (providing Automated Trading Services) and type 9 (asset management) regulated activities under the SFO
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offer"	the voluntary conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options
"Offerors"	Calisan Developments Limited and Well Orient Limited, which are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively
"parties acting in concert"	has the same meaning ascribed to that term in the Takeovers Code
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a limited liability company incorporated in Bermuda, the securities of which are listed on the Stock Exchange
"PRC"	the People's Republic of China, and for the purpose of this announcement, excluding Hong Kong and the Macau Special Administrative Region of the People's Republic of China
"Pre-Announcement Date"	27 June 2003 (being the last day of trading of the China Strategic Shares on the Stock Exchange immediately before the date of this announcement)

China Strategic have undertaken to the Stock Exchange that appropriate steps following the close of the Offer will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public. When the Offer closes, shoul[illegible] re be less than 25% of China Strategic Shares and China Strategic Warrants in public hands, the directors [illegible] the Offerors presently intend to take appropriate steps which may include, placing down their interest in China Strategic to Independent Third Parties within one month after closing of the Offer.

The Stock Exchange has stated that it will closely monitor the trading in the China Strategic Shares and China Strategic Warrants on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the China Strategic Shares and China Strategic Warrants; or**
- **there are too few China Strategic Shares and China Strategic Warrants in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in China Strategic Shares and China Strategic Warrants.**

In this connection, it should be noted that upon completion of the Offer, there may be an insufficient public float for the China Strategic Shares and China Strategic Warrants and, therefore, trading in the China Strategic Shares and China Strategic Warrants may be suspended until a sufficient level of public float is attained.

If China Strategic remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by China Strategic. Any acquisitions or disposals of assets by China Strategic and its subsidiaries will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has discretion to require China Strategic to issue a circular and an announcement to China Strategic Shareholders irrespective of the size of the proposed acquisitions and disposals of assets by China Strategic, particularly where such proposed acquisitions and disposals of assets by China Strategic represent a departure from the principal activities of China Strategic. The Stock Exchange has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by China Strategic and any such acquisitions and disposals of assets may result in China Strategic being treated as if it were a new listing applicant and subject to the requirements for new listing application as set out in the Listing Rules.

7. GENERAL

A Composite Offer Document setting out, amongst others, the details and the terms of the Offer, financial information regarding China Strategic, the recommendation of the Independent Board Committee regarding the Offer and the advice of the independent financial adviser regarding the Offer, together with the forms of acceptance and transfer will be despatched to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder in accordance with the Takeovers Code.

It is anticipated that a Composite Offer Document will be despatched within 21 days from the date of this announcement (or such later date as may be agreed by the Executive). Further announcement will be made by the Offerors and China Strategic as and when appropriate, in accordance with the Takeovers Code and the Listing Rules.

Under Rule 2.1 of the Takeovers Code, a board which receives an offer should retain an independent financial adviser to advise the board as to whether the offer is, or is not, fair and reasonable and to establish an independent committee of the board to discharge the board's responsibilities in relation to the offer. An Independent Board Committee will be established in due course and will make recommendations to the China Strategic Shareholders, China Strategic Warrantholders and/ or China Strategic Options holder, whether or not to accept the Offer and First Shanghai has been appointed as the independent financial adviser to advise the Independent Board Committee as to whether the Offer is, or is not, fair and reasonable.

Neither the Offerors nor any of the parties acting in concert with them dealt in the China Strategic Shares or China Strategic Warrants or other securities of China Strategic in the six months preceding the date of this announcement.

Investors are advised to exercise extreme caution in dealing in the securities of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic as the Offer is subject to a condition. It may or may not become unconditional. China Strategic Shareholders and China Strategic Warrantholders are advised not to take any action in connection with the Offer until they have received advice from the Independent Board Committee.

8. SUSPENSION OF TRADING

At the request of the directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic, trading in the securities of these companies on the Stock Exchange was suspended with effect from 9:30 a.m. on 30 June 2003 pending the release of this joint announcement. Application has been made to the Stock Exchange for a resumption of trading in such securities with effect from 9:30 a.m. on 9 July 2003.

9. DEFINITIONS

"China Strategic"	China Strategic Holdings Limited, a limited liability company incorporated in Hong Kong, the securities of which are listed on the Stock Exchange
"China Strategic Option(s)	share option(s) granted by China Strategic under the share option scheme adopted on 20 July 1992
"China Strategic Share(s)"	share(s) of HK$0.10 each in the share capital of China Strategic
"China Strategic Shareholder(s)"	holder(s) of China Strategic Share(s)
	Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by [illegible] Offerors and parties acting in concert with them, and to cancel all [illegible]utstanding China Strategic Options
"Offerors"	Calisan Developments Limited and Well Orient Limited, which are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively
"parties acting in concert"	has the same meaning ascribed to that term in the Takeovers Code
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a limited liability company incorporated in Bermuda, the securities of which are listed on the Stock Exchange
"PRC"	the People's Republic of China, and for the purpose of this announcement, excluding Hong Kong and the Macau Special Administrative Region of the People's Republic of China
"Pre-Announcement Date"	27 June 2003 (being the last day of trading of the China Strategic Shares on the Stock Exchange immediately before the date of this announcement)
"SFC"	Securities and Futures Commission
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Offer"	the voluntary conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the issued China Strategic Shares other than those owned by the Offerors and parties acting in concert with them at HK$0.1 per China Strategic Share on the terms and subject to the conditions set out in the Composite Offer Document
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Warrant Offer"	the voluntary conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the outstanding China Strategic Warrants other than those owned by the Offerors or parties acting in concert with them at HK$0.001 per China Strategic Warrant on the terms and subject to the conditions set out in the Composite Offer Document
"HK$"	Hong Kong dollars
"%"	percentage

By order of the board
ITC CORPORATION LIMITED
Chau Mei Wah, Rosanna
Managing Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

Hong Kong, 8 July 2003

The directors of ITC Corporation jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny, Paul Y. - ITC and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny, Paul Y. - ITC and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Paul Y. - ITC and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Paul Y. - ITC and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Hanny and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Hanny and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

File No. 82-3596

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

Possible discloseable transaction for ITC Corporation Limited, Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited

Mandatory conditional cash offer and increase in offer price by Kingsway SW Securities Limited on behalf of the Offerors, each being indirect wholly-owned subsidiary of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

Financial Adviser to Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited

匯富集團

Kingsway Capital Limited

Mandatory Offer

After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

Increase in offer price under the Share Offer

The Offerors have notified China Strategic that, to make the offer price under the Share Offer more attractive to the China Strategic Shareholders, the offer price under the Share Offer is to be increased from HK$0.1 to HK$0.139 per China Strategic Share, representing an increase of 39%. The Offer will be adjusted accordingly. Save for the above, no other changes to the Offer are currently being made.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of offer period.

Suspension and resumption of trading

At the request of the directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic, trading in securities of these companies on the Stock Exchange was suspended with effect from 9:30 a.m. on 11 July 2003 pending the release

集團 滙富

Kingsway Capital Limited

Mandatory Offer

After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

Increase in offer price under the Share Offer

The Offerors have notified China Strategic that, to make the offer price under the Share Offer more attractive to the China Strategic Shareholders, the offer price under the Share Offer is to be increased from HK$0.1 to HK$0.139 per China Strategic Share, representing an increase of 39%. The Offer will be adjusted accordingly. Save for the above, no other changes to the Offer are currently being made.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of offer period.

Suspension and resumption of trading

At the request of the directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic, trading in securities of these companies on the Stock Exchange was suspended with effect from 9:30 a.m. on 11 July 2003 pending the release of this joint announcement. Application has been made to the Stock Exchange for the resumption of trading in securities of ITC Corporation, Hanny and Paul Y. - ITC with effect from 9:30 a.m. on 22 July 2003.

The suspension of trading of the securities of China Strategic on the Stock Exchange will continue, pending for the announcement of other price sensitive information.

Investors are advised to exercise extreme caution in dealing in the securities of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic as the Offer is subject to a condition. It may or may not become unconditional. China Strategic Shareholders and China Strategic Warrantholders are advised not to take any action in connection with the Offer until they have received advice from the Independent Board Committee.

Mandatory Offer

Reference is made to the joint announcement (the "Announcement") issued by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic with respect to the Offer dated 8 July 2003. Terms defined in the Announcement shall have the same meanings when used herein unless provide otherwise.

In order to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of the issued share capital of China Strategic, Kingsway SW Securities has been appointed by the Offerors to stand in the market to acquire China Strategic Shares at a price of no more than HK$0.10 per China Strategic Share. On 9 July 2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 China Strategic Shares, representing 5.98% of the issued share capital of China Strategic, at the open market at a price of HK$0.10 per China Strategic Share. After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

Save for the increase of offer price under the share offer, the terms of the mandatory offer will be the same as the terms of the original voluntary offer and the mandatory offer will replace the voluntary offer.

Increase in offer price under the Share Offer

The Offerors have notified China Strategic that, to make the offer price under the Share Offer more attractive to the China Strategic Shareholders, the offer price under the Share Offer is to be increased from HK$0.1 to HK$0.139 per China Strategic Share, representing an increase of 39%. The revised offer price of HK$0.139 per China Strategic Share payable under the Share Offer represents:

— a discount of approximately 4.14% to the closing price of HK$0.145 per China Strategic Share as quoted on the Stock Exchange on 10 July 2003, being the last trading day on which China Strategic Shares were traded on the Stock Exchange prior to its suspension of trading;

— a premium of approximately 41.12% to the average closing price of HK$0.0985 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003;

— a premium of approximately 54.96% to the average closing price of HK$0.0897 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 10 July 2003; and

— a premium of approximately 54.27% to the average closing price of HK$0.0901 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 10 July 2003.

The consideration per China Strategic Share payable under the Share Offer represents a discount of 93.32% on the net asset value per China Strategic Share of HK$2.08 based on the audited accounts of China Strategic as at 31 December 2002.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of offer period.

The Offer will be adjusted accordingly. Save for the above, no other changes to the Offer are currently being made.

As at the date of this announcement, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing 35.16% of the issued share capital of China Strategic. Assuming full acceptance of the Offer, the cash consideration payable by the Offerors at the offer price of HK$0.139 per China Strategic Share, HK$0.001 per China Strategic Warrant and HK$0.001 per China Strategic Option will increase from approximately HK$58.9 million to approximately HK$74.9 million.

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offer and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities and the remaining HK$14.9 million will be financed by internal resources of the Offerors, to enable the Offerors to satisfy full acceptance of the Offer. Pursuant to the loan and mortgage agreements between the Offerors and Kingsway SW Securities, the Offerors agreed to pledge their 290,985,000 China Strategic Shares beneficially owned by the Offerors and any China Strategic Shares to be acquired in the Offer to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities.

An offer document setting out the terms of the Offer, and acceptance and transfer forms will be sent to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder on or before 29 July 2003 in accordance with the Takeovers Code.

Suspension and resumption of trading

At the request of the directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic, trading in securities of these companies on the Stock Exchange was suspended with effect from 9:30 a.m. on 11 July 2003 pending the release of this joint announcement. Application has been made to the Stock Exchange for the resumption of trading in securities of ITC Corporation, Hanny and Paul Y. - ITC with effect from 9:30 a.m. on 22 July 2003.

The suspension of trading of the securities of China Strategic on the Stock Exchange will continue, pending for the announcement of other price sensitive information.

Investors are advised to exercise extreme caution when dealing in the securities of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic as the Offer is subject to a condition. It may or may not become unconditional. China Strategic Shareholders and China Strategic Warrantholders are advised not to take any action in connection with the Offer until they have received advice from the Independent Board Committee.

By order of the board
ITC CORPORATION LIMITED
Chau Mei Wah, Rosanna
Managing Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

Hong Kong, 21 July 2003

The directors of ITC Corporation jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny, Paul Y. - ITC and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny, Paul Y. - ITC and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Paul Y. - ITC and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Paul Y. - ITC and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Hanny and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Hanny and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

File No. 92-3596

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Strategic Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION

DISPOSAL OF CERTAIN INTERESTS IN

HANGZHOU ZHONGCE RUBBER CO., LTD.

9th July, 2003

CONTENTS

Page

Definitions 1

Letter from the Board

Introduction 3

The Agreement

Date 4

Parties 4

Assets to be disposed of 4

Consideration 4

Condition 5

Use of proceeds 5

Shareholding of Hangzhou Zhongce 5

Information of Hangzhou Zhongce 5

Information of China Enterprises 6

Information of the Company 6

Reason for and effect of the Disposal 6

Additional Information 6

Appendix – General information 7

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"Agreement"	an agreement dated 15th June, 2003 entered into between China Enterprises as the vendor and Hangzhou I&C as the purchaser in relation to the Disposal
"associate"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors
"China" or "PRC"	the People's Republic of China
"China Enterprises"	China Enterprises Limited, a company incorporated in Bermuda with limited liability whose shares are traded on the OTC Bulletin Board in the United States of America, is owned as to 55.2% effective equity interest and 88.8% effective voting interest by the Company
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange
"Completion"	completion of the Disposal
"Directors"	the directors of the Company
"Disposal"	the proposed disposal of 25% equity interests in Hangzhou Zhongce held by China Enterprises
"Group"	the Company and its subsidiaries
"Hangzhou I&C"	Hangzhou Industrial & Commercial Trust & Investment Co., Ltd., a company incorporated in the PRC with limited liability
"Hangzhou Zhongce"	Hangzhou Zhongce Rubber Co., Ltd., a sino foreign equity joint venture established in the PRC
"Hong Kong"	the Hong Kong Special Administrative Region of China

DEFINITIONS

"Latest Practicable Date"	7th July, 2003, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Warrant(s)"	the warrant(s) of the Company issued pursuant to the warrant instrument dated 7th August, 2002
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Rmb"	Renminbi, the lawful currency of China
"%"	per cent.

For the purpose of this circular, unless otherwise specified, translation of Rmb into HK$ is based on the approximate exchange rate of Rmb1.0611 to HK$1.00.

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Chan Kwok Keung, Charles
(chairman and chief executive officer)
Dr. Yap, Allan *(vice chairman)*
Mr. Li Wa Kin *(deputy managing director)*
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva

Alternate Directors:
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard *(Alternate to Dr. Yap, Allan)*

Independent non-executive Directors:
Mr. David Edwin Bussmann
Ms. Fung Wan Yiu, Agnes

Registered office:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

9th July, 2003

To the Shareholders and for information only,
the holders of Warrants and share options

Dear Sir/Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF CERTAIN INTERESTS IN
HANGZHOU ZHONGCE RUBBER CO., LTD.

INTRODUCTION

It was announced on 17th June, 2003 that China Enterprises entered into the Agreement with Hangzhou I&C pursuant to which China Enterprises agreed to dispose of its 25% equity interests in Hangzhou Zhongce to Hangzhou I&C for the consideration of Rmb164,659,656.90 (equivalent to approximately HK$155,178,265.00).

The Disposal constitutes a discloseable transaction of the Company under the Listing Rules. The purpose of this circular is to provide you with further information of the Disposal.

THE AGREEMENT

Date

15th June, 2003

Parties

Vendor: China Enterprises, a company incorporated in Bermuda with limited liability and whose shares are traded on the OTC Bulletin Board in the United States of America

Purchaser: Hangzhou I&C, a company incorporated in the PRC with limited liability

Hangzhou I&C and its beneficial owners are independent third party not connected with any of directors, substantial shareholders or chief executive of the Company or any of its subsidiaries or any of their respective associate as defined under the Listing Rules.

Assets to be disposed of

Pursuant to the Agreement, China Enterprises has agreed to dispose of its 25% equity interests in Hangzhou Zhongce to Hangzhou I&C. Upon Completion, the aggregate holding of China Enterprises in Hangzhou Zhongce will be reduced from 51% to 26%, and Hangzhou Zhongce will cease to be a subsidiary of China Enterprises.

Consideration

The consideration payable by Hangzhou I&C to China Enterprises for the Disposal is Rmb164,659,656.90 (equivalent to approximately HK$155,178,265.00) in cash within 15 business days which the condition of the Agreement shall have been satisfied.

The consideration for the Disposal has been arrived at after arm's length negotiation between China Enterprises and Hangzhou I&C with reference to the audited net asset value of Hangzhou Zhongce for the year ended 31st December, 2002.

Condition

The Agreement is conditional upon obtaining the approval from China Commercial Department on the share transfer stipulated in the Agreement.

Completion will take place once the approval is obtained from China Commercial Department.

There is no long-stop date stated in the Agreement.

Use of proceeds

The proceeds from the Disposal will be applied as additional working capital of China Enterprises.

SHAREHOLDING OF HANGZHOU ZHONGCE

Set out below is the shareholding structure of Hangzhou Zhongce before and after Disposal:

Shareholder	Before Disposal	After Disposal
China Enterprises	51%	26%
Hangzhou I&C	–	25%
Hangzhou Rubber Factory	49%	49%

After Completion, Hangzhou Zhongce will cease to be a subsidiary of China Enterprises.

INFORMATION OF HANGZHOU ZHONGCE

Hangzhou Zhongce is a sino-foreign equity joint venture established in China and its principal business is tire manufacturing.

The audited financial results of Hangzhou Zhongce for two years ended 31st December, 2001 and 2002 are as follows:

	Audited After US GAAP 31st December, 2001 *Rmb (in million)*	**Audited After US GAAP 31st December, 2002** *Rmb (in million)*
Net asset value	564	677
Turnover	2,088	2,610
Profit before taxation	58	149
Profit after taxation	56	133

INFORMATION OF CHINA ENTERPRISES

China Enterprises, a company incorporated in Bermuda with limited liability whose shares are traded on the OTC Bulletin Board in the United States of America, is a holding company for a sino-foreign equity joint venture enterprise (including its subsidiary) which manufacture and market tires in China and other countries abroad. China Enterprises also has a substantial interest in an investment holding company, the subsidiaries of which are principally engaged in the business of providing package tours, travel, transportation and other related services.

INFORMATION OF THE COMPANY

The Company is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

REASON FOR AND EFFECT OF THE DISPOSAL

The Directors consider that the Disposal represents a good opportunity for China Enterprises to realize part of its investment. In addition, the introduction of Hangzhou I&C would widen the shareholder base of Hangzhou Zhongce and was considered to be beneficial to both the further development of Hangzhou Zhongce in the PRC and its future value to China Enterprises.

The Directors are of the opinion that the Disposal, the consideration and the terms and conditions thereof are on normal commercial terms and are fair and reasonable and do not have any intention to dispose of the remaining interests in Hangzhou Zhongce held by China Enterprises.

As a result of the Disposal, it is expected to give rise to an unaudited profit of approximately HK$20.8 million attributable to the Group which is calculated based on the audited net asset value of Hangzhou Zhongce (under US GAAP) as at 31st December, 2002.

Upon Completion, Hangzhou Zhongce will cease to be a subsidiary of China Enterprises and will be an associated company of China Enterprises.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information contained in the appendix set out in this circular.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited
Li Wa Kin
Deputy Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular concerning the Group and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts concerning the Group not contained herein the omission of which would make any statement herein concerning the Group misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests or short positions of the Directors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which require notification to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which any such Director or chief executive is taken or deemed to have under such provisions of the SFO) or which are required, pursuant to Sections 352 of the SFO, to be entered in the register maintained by the Company under Section 352 of the SFO or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) Interests in the Company

	Number of Shares			
	Personal interests	**Family interests**	**Corporate interests**	**Warrants** *(HK$)*
Dr. Chan Kwok Keung, Charles *(Note)*	–	–	120,660,000	3,861,120.00

Note: Dr. Chan Kwok Keung, Charles ("Dr. Chan") is deemed to be interested in 120,660,000 Shares and Warrants in an aggregate amount of HK$3,861,120.00 in the Company held by Calisan Developments Limited ("Calisan") by virtue of his interest in Chinaview International Limited ("Chinaview"). Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. – ITC Construction Holdings Limited ("Paul Y. – ITC"). Paul Y. – ITC owns the entire interest of Paul Y. – ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. – ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, PYBVI, Paul Y. – ITC, Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan are deemed to be interested in 120,660,000 Shares and Warrants in an aggregate amount of HK$3,861,120.00 which are held by Calisan.

(b) **Share options granted under the share options scheme of the Company**

Name of Director	Date of grant	Exercisable period	Exercise price (HK$)	Outstanding as at the Latest Practicable Date
Ms. Chan Ling, Eva	12.01.2000	18.01.2000 to 17.01.2005	3.145	75,000

Save as disclosed above, none of the Directors or their associates have, as at the Latest Practicable Date, any interests in the shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which require notification to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which any such Director or chief executive is taken or deemed to have under such provisions of the SFO) or which are required, pursuant to Sections 352 of the SFO, to be entered in the register maintained by the Company under Section 352 of the SFO or which are required, pursuant to the Model Code for Securities Transaction by Directors of Listed Companies contained in the Listing Rules, to be notified to the Company or the Stock Exchange.

3. SUBSTANTIAL SHAREHOLDERS

(a) So far as is known to the Directors, the following shareholders have an interest or a short position in the shares and underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as at the Latest Practicable Date:

Name	*Note*	Number of shares	Approximate % of share capital
Calisan	1	120,660,000	14.55
Great Decision Limited	1	120,660,000	14.55
Paul Y. – ITC Investments Group Limited	1	120,660,000	14.55
Paul Y. – ITC Construction Holdings (B.V.I.) Limited	1	120,660,000	14.55
Paul Y. – ITC	1	120,660,000	14.55
Hollyfield Group Limited	1	120,660,000	14.55
ITC Investment Holdings Limited ("ITC Investment")	1	120,660,000	14.55
ITC	1	120,660,000	14.55
Galaxyway Investments Limited	1	120,660,000	14.55
Chinaview	1	120,660,000	14.55
Ms. Ng Yuen Lan, Macy	2	120,660,000	14.55
Dr. Chan Kwok Keung, Charles	1	120,660,000	14.55
Well Orient Limited	3	120,660,000	14.55
Powervote Technology Limited	3	120,660,000	14.55
Hanny Magnetics (B.V.I.) Limited	3	120,660,000	14.55
Hanny	3	120,660,000	14.55
BNP Paribas S.A.		112,421,364	13.55
Quartet Assets Limited	4	66,215,250	7.98
Mr. Oei Hong Leong	4	66,215,250	7.98

Note:

1. Dr. Chan Kwok Keung, Charles owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway. Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC. ITC owns the entire interest of ITC Investment which owns the entire interest of Hollyfield. Hollyfield owns more than one-third of the entire issued share capital of Paul Y. – ITC. Paul Y. – ITC owns the entire interest of PYBVI which in turn owns the entire interest in PYITCIG. PYITCIG owns the entire interest in GDL which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, PYBVI, Paul Y. – ITC, Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan Kwok Keung, Charles were deemed to be interested in 120,660,000 shares in the Company which were held by Calisan.

2. Ms. Ng Yuen Lan, Macy is a spouse of Dr. Chan Kwok Keung, Charles.

3. Well Orient Limited ("WOL") is wholly-owned by Powervote Technology Limited ("PTL") which is in turn owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly-owned by Hanny. PTL, Hanny Magnetics, Hanny were deemed to be interested in 120,660,000 shares in the Company which were held by WOL.

4. Mr. Oei Hong Leong is deemed to be interested in the Shares through his interest in Quartet Assets Limited which is a company wholly and beneficially owned by Mr. Oei Hong Leong.

(b) So far as is known to the Directors, the following entities are, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the subsidiaries of the Company as at the Latest Practicable Date:

Name of subsidiary of the Company	Name of other shareholder(s)	Proportion of nominal value of issued capital/ registered capital held by: The Group	Other shareholder(s)
China Telecom International Limited	China Telecom Investment Corporation	51%	49%
Double Happiness Tyre Industries Corporation Limited (雙喜輪胎工業股份有限公司)	Taiyuan Rubber Factory (太原橡膠廠)	55% *(Note)*	45%
Earnfull Industrial Limited	Wang Ming Jian	90%	10%
MBK China Strategic Limited	Mitsui & Co., Limited	60%	40%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	60%	40%
Orion Tire Corporation	Coronada Holding Limited	60%	40%
Principal Diamond Limited	Wonder Wealth Limited	80%	20%
Ruby Uniforms Limited	Frederick Poon Chuan Ki	90%	10%

Note: These shareholdings are held by China Enterprises, which operates in China. The Group holds approximately 55.2% effective equity interest and approximately 88.8% effective voting interest in China Enterprises.

(c) Save as disclosed above, so far as is known to the Directors, there is no other person who has an interest or a short position in the shares and underlying shares (including interests in options, if any) in the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO, or, is, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or any options in respect of such capital.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contracts or proposed service contracts with any member of the Group, excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against the Company or any other members of the Group.

6. GENERAL

(a) The secretary of the Company is Ms. Chan Yan Yan, Jenny, Chartered Secretary.

(b) The share registrar and transfer office of the Company is Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(c) The English text of this circular and the form of proxy shall prevail over the Chinese text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有**任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中策集團有限公司股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

（於香港註冊成立之有限公司）

須予披露交易
出售
杭州中策橡膠有限公司之部份權益

二零零三年七月九日

目 錄

頁次

釋義 1

董事會函件

緒言 3

協議

日期 4

訂約各方 4

將予出售之資產 4

代價 4

條件 5

所得款項用途 5

杭州中策之股權 5

有關杭州中策之資料 5

有關China Enterprises之資料 6

有關本公司之資料 6

進行出售事項之原因及影響 6

其他資料 6

附錄 — 一般資料 7

在本通函內，除文義另有所指外，以下詞彙具有以下涵義：

「協議」	指	China Enterprises（作為賣方）與杭州工商（作為買方）於二零零三年六月十五日所訂立有關出售事項之協議
「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「中國」	指	中華人民共和國
「China Enterprises」	指	China Enterprises Limited，一間於百慕達註冊成立之有限公司，其股份於美國場外交易議價板買賣，而本公司擁有55.2%之實際股本權益及88.8%之實際投票權益
「本公司」	指	中策集團有限公司，一間於香港註冊成立之有限公司，其證券於聯交所上市
「完成」	指	出售事項之完成
「董事」	指	本公司之董事
「出售事項」	指	建議出售由China Enterprises所持有佔杭州中策25%之股本權益
「本集團」	指	本公司及其附屬公司
「杭州工商」	指	杭州工商信託投資股份有限公司，一間於中國註冊成立之有限公司
「杭州中策」	指	杭州中策橡膠有限公司，一間於中國成立之中外合資企業
「香港」	指	中國香港特別行政區

「最後實際可行日期」	指	二零零三年七月七日，即本通函付印前為確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「認股權證」	指	根據日期為二零零二年八月七日之認股權證文據發行之本公司認股權證
「港元」	指	香港法定貨幣港元
「人民幣」	指	中國法定貨幣人民幣
「%」	指	百分比

就本通函而言，除非文義另有所指，否則人民幣兑換為港元之匯率，約為人民幣1.0611元兑1.00港元。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)

執行董事:
陳國強博士 *(主席兼行政總裁)*
Yap, Allan博士 *(副主席)*
李華健先生 *(副董事總經理)*
周美華女士
陳玲女士

替任董事:
陳國鴻先生 *(陳國強博士之替任董事)*
呂兆泉先生 *(Yap, Allan博士之替任董事)*

獨立非執行董事:
卜思問先生
馮蘊瑤女士

註冊辦事處:
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者:

須予披露交易

出售

杭州中策橡膠有限公司之部份權益

緒言

於二零零三年六月十七日公佈,China Enterprises與杭州工商訂立一項協議,據此,China Enterprises同意出售佔杭州中策25%之股本權益予杭州工商,代價為人民幣164,659,656.90元(相當於約155,178,265.00港元)。

根據上市規則，出售事項構成本公司之須予披露交易。本通函旨在向 閣下提供有關出售事項之其他資料。

協議

日期

二零零三年六月十五日

訂約各方

賣方： China Enterprises，一間於百慕達註冊成立之有限公司，其股份於美國場外交易議價板買賣

買方： 杭州工商，一間於中國註冊成立之有限公司

杭州工商及其實益擁有人均為獨立第三方，與本公司或其任何附屬公司之董事、主要股東或行政總裁或彼等各自之任何聯繫人（定義見上市規則）概無關連。

將予出售之資產

根據協議，China Enterprises 已同意向杭州工商出售佔杭州中策25%之股本權益。於完成時，China Enterprises在杭州中策持有之股權總額將由51%減至26%，而杭州中策將不再為China Enterprises之附屬公司。

代價

杭州工商因出售事項而應向China Enterprises支付之代價為人民幣164,659,656.90元（相當於約155,178,265.00港元），將於協議之條件完成後15個工作天內以現金支付。

出售事項之代價經China Enterprises及杭州工商按公平原則磋商，並參考杭州中策截至二零零二年十二月三十一日止年度之經審核資產淨值而釐定。

條件

協議須待中國商務部批准協議項下之股份轉讓後，方可作實。

協議只須待中國商務部批准，即告完成。

協議內並無載列最後期限。

所得款項用途

出售事項之所得款項將用作China Enterprises之額外營運資金。

杭州中策之股權

以下為杭州中策於出售事項前後之股權架構：

股東	**出售事項前**	**出售事項後**
China Enterprises	51%	26%
杭州工商	–	25%
杭州橡膠廠	49%	49%

於完成時，杭州中策將不再為China Enterprises之附屬公司。

有關杭州中策之資料

杭州中策，一間於中國成立之中外合資企業，其主要從事輪胎製造之業務。

杭州中策截至二零零一年及二零零二年十二月三十一日止兩個年度之經審核財務業績如下：

	按美國公認會計原則審核後二零零一年十二月三十一日 *人民幣百萬元*	**按美國公認會計原則審核後二零零二年十二月三十一日** *人民幣百萬元*
資產淨值	564	677
營業額	2,088	2,610
除稅前溢利	58	149
除稅後溢利	56	133

有關CHINA ENTERPRISES之資料

China Enterprises為於百慕達註冊成立之有限公司，其股份於美國場外交易議價板買賣，並為一間於中國及其他海外國家從事輪胎製造及市場推廣業務之中外合資企業（包括其附屬公司）之控股公司。China Enterprises亦於一間投資控股公司擁有重大權益。該投資控股公司之附屬公司主要從事提供旅遊行程套餐、旅遊、運輸及其他相關服務。

有關本公司之資料

本公司為一間投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中藥、西藥及保健食品，以及投資基建項目之業務。

進行出售事項之原因及影響

董事認為，出售事項為China Enterprises提供大好機會變現其部份投資。此外，引入杭州工商可擴大杭州中策之股東基礎，且被認為對杭州中策於中國之其他發展及其對China Enterprises之日後價值均為有利。

董事認為，出售事項之代價、條款及條件均按正常商業條款訂立，且屬公平合理，而China Enterprises並無任何意向出售其於杭州中策持有之餘下權益。

根據杭州中策於二零零二年十二月三十一日（採用美國公認會計原則計算）之經審核資產淨值，預期因出售事項導致本集團出現未經審核溢利約20,800,000港元。

於完成後，杭州中策將不再為China Enterprises之附屬公司，而將為China Enterprises之聯營公司。

其他資料

務請　閣下同時細閱本通函附錄所載之其他資料。

此　致

列位股東　台照
及列位認股權證及購股權持有人　參照

代表
中策集團有限公司
副董事總經理
李華健
謹啟

二零零三年七月九日

1. 責任聲明

本通函載有遵照上市規則規定之有關本集團之資料。董事願就本通函所載有關本集團之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何有關本集團之其他事實，以致本通函所載有關本集團之任何聲明產生誤導。

2. 權益披露

於最後實際可行日期，本公司董事或行政總裁於本公司或其任何相聯法團（按證券及期貨條例第十五部之涵義）之股份、相關股份及債權證中，擁有根據證券及期貨條例第十五部第7及8分部須知會本公司及聯交所之權益或淡倉（包括根據證券及期貨條例之該等條文任何該等董事或行政總裁被認為或被視作擁有之權益或淡倉），或根據證券及期貨條例第352條須列入證券及期貨條例第352條之該等條文所述之由本公司存置之登記冊內之權益或淡倉，或根據上市規則內上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益或淡倉如下：

(a) 於本公司之權益

	股份數目			
	個人權益	家族權益	公司權益	認股權證 *（港元）*
陳國強博士 *（附註）*	–	–	120,660,000	3,861,120.00

附註： 由於陳國強博士（「陳博士」）擁有Chinaview International Limited（「Chinaview」），故被視為擁有由Calisan Developments Limited（「Calisan」）所持有本公司之120,660,000股股份及總值3,861,120.00 港元之認股權證之權益。陳博士擁有Chinaview 之全部權益，而Chinaview 擁有Galaxyway Investments Limited（「Galaxyway」）之全部權益。Galaxyway 擁有德祥企業集團有限公司（「德祥企業」）超過三分之一全部已發行普通股股本。德祥企業擁有ITC Investment Holdings Limited（「ITC Investment」）之全部權益。ITC Investment 擁有Hollyfield Group Limited（「Hollyfield」）之全部權益。Hollyfield 擁有保華德祥建築集團有限公司（「保華德祥」）超過三分之一全部已發行股本。保華德祥擁有Paul Y.- ITC Construction Holdings (B.V.I.) Limited（「PYBVI」）之全部權益，而PYBVI 擁有Paul Y.- ITC Investments Group Limited（「PYITCIG」）之全部權益。PYITCIG 擁有Great Decision Limited（「GDL」）之全部權益，而GDL 擁有Calisan 之全部權益。因此，GDL 、PYITCIG 、PYBVI 、保華德祥、Hollyfield 、ITC Investment 、德祥企業、Galaxyway、Chinaview 及陳博士均被視為擁有Calisan 所持有之120,660,000 股股份及總值3,861,120.00 港元之認股權證之權益。

(b) 根據本公司之購股權計劃授出之購股權

董事姓名	授出日期	行使期	行使價 (港元)	於最後實際 可行日期 尚未行使
陳玲女士	二零零零年 一月十二日	二零零零年 一月十八日至 二零零五年 一月十七日	3.145	75,000

除上文披露者外，於最後實際可行日期，董事或彼等之聯繫人於本公司或其任何相聯法團（按證券及期貨條例第十五部之涵義）之任何股份或相關股份或債權証中，概無擁有根據證券及期貨條例第十五部第7及8分部須知會本公司及聯交所之任何權益（包括根據證券及期貨條例之該等條文被認為或被視作擁有之權益或淡倉），或根據證券及期貨條列第352條須列入證券及期貨條例第352條之該等條文所述之由本公司存置之登記冊內之權益，或根據上市規則內上市公司董事進行證券交易的標準守則須知會本公司或聯交所之權益。

3. 主要股東

(a) 據董事所知，於最後實際可行日期，根據證券及期貨條例第十五部第2及3分部的條文須向本公司披露擁有本公司之股份及相關股份之權益或淡倉之股東如下：

名稱	*附註*	股份數目	概約持股百分比
Calisan	1	120,660,000	14.55
Great Decision Limited	1	120,660,000	14.55
Paul Y. – ITC Investments Group Limited	1	120,660,000	14.55
Paul Y. – ITC Construction Holdings (B.V.I.) Limited	1	120,660,000	14.55
保華德祥	1	120,660,000	14.55
Hollyfield Group Limited	1	120,660,000	14.55
ITC Investment Holdings Limited (「ITC Investment」)	1	120,660,000	14.55
德祥企業	1	120,660,000	14.55
Galaxyway Investments Limited	1	120,660,000	14.55
Chinaview	1	120,660,000	14.55
伍婉蘭女士	2	120,660,000	14.55
陳國強博士	1	120,660,000	14.55
威倫有限公司	3	120,660,000	14.55
Powervote Technology Limited	3	120,660,000	14.55
Hanny Magnetics (B.V.I.) Limited	3	120,660,000	14.55
錦興	3	120,660,000	14.55
BNP Paribas S.A.		112,421,364	13.55
Quartet Assets Limited	4	66,215,250	7.98
黃鴻年先生	4	66,215,250	7.98

附註：

1. 陳國強博士擁有Chinaview全部權益，而Chinaview擁有Galaxyway全部權益。Galaxyway擁有德祥企業超過三分之一已發行普通股本。德祥企業擁有ITC Investment之全部權益，而ITC Investment則擁有Hollyfield之全部權益。Hollyfield擁有保華德祥超過三分之一已發行股本。保華德祥擁有PYBVI之全部權益，而PYBVI擁有PYITCIG全部權益。PYITCIG擁有GDL全部權益，而GDL擁有Calisan全部權益。因此，GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳國強博士被視為於Calisan所持有之120,660,000股本公司股份中擁有權益。

2. 伍婉蘭女士為陳國強博士之配偶。

3. 威倫有限公司(「威倫」)由Powervote Technology Limited(「PTL」)全資擁有,而PTL由Hanny Magnetics (B.V.I.) Limited(「Hanny Magnetics」)全資擁有。Hanny Magnetics由錦興全資擁有。PTL、Hanny Magnetics及錦興被視為於威倫所持有之120,660,000股本公司股份中擁有權益。

4. 黃鴻年先生透過Quartet Assets Limited而被視為擁有股份權益。而Quartet Assets Limited由黃鴻年先生全資及實益擁有。

(b) 據董事所知,於最後實際可行日期,直接或間接持有任何類別股本面值10%或以上之權益(附有權力可在任何情況下於本公司附屬公司之股東大會上投票)之個體如下:

本公司附屬公司名稱	其他股東名稱	所持有之已發行股本/註冊資本面值之比例:本集團	其他股東
中國國際電訊集團有限公司	China Telecom Investment Corporation	51%	49%
雙喜輪胎工業股份有限公司	太原橡膠廠	55% *(附註)*	45%
潤孚實業有限公司	王明健	90%	10%
中策MBK有限公司	Mitsui & Co., Limited	60%	40%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	60%	40%
Orion Tire Corporation	Coronada Holding Limited	60%	40%
Principal Diamond Limited	Wonder Wealth Limited	80%	20%
Ruby Uniforms Limited	Frederick Poon Chuan Ki	90%	10%

附註： 該等股權由China Enterprises持有。China Enterprises於中國經營業務。本集團持有China Enterprises約55.2%之實際股本權益及約88.8%之實際投票權益。

(c) 除上文披露者外，據董事所知，概無其他人士根據證券及期貨條例第十五部第2及3分部之條文須向本公司披露擁有本公司股份及相關股份(包括購股權之權益(如有))之權益或淡倉，或直接或間接持有任何類別股本面值10%或以上之權益(附有權力可在任何情況下於本集團任何其他成員公司之股東大會上投票)或該類股本之任何購股權。

4. 服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立任何服務合約或建議訂立任何服務合約，惟不包括於一年內屆滿或可由僱主於一年內終止而毋須作出補償(法定補償除外)之合約。

5. 訴訟

於最後實際可行日期，本公司或其附屬公司概無涉及重大訴訟或仲裁事宜，而據董事所知，本公司或其他集團成員公司亦無尚未解決或面臨提出之重大訴訟或索償事宜。

6. 一般資料

(a) 本公司之秘書為陳欣欣女士，彼為特許秘書。

(b) 本公司之股份過戶登記處為標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(c) 本通函及代表委任表格之中、英文本如有任何歧異，概以英文本為準。

File No. 82-3596

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your licensed securities dealers, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in and, or, warrants of China Strategic Holdings Limited, you should at once hand this document and the accompanying white and pink forms of acceptance to the purchaser, transferee or to the bank, licensed securities dealers or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

Mandatory conditional cash offer by
Kingsway SW Securities Limited
on behalf of
Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

Financial adviser to Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited

Kingsway Capital Limited

A letter from Kingsway SW Securities containing, among other things, the details of the terms of the Offers is set out on pages 5 to 14 of this document.

The procedures for acceptance of the Offers is set out on pages 13 to 14 and in Appendix I to this document and in the accompanying relevant form(s) of acceptance and form of renunciation. Acceptances of the Share Offer and Warrant Offer should be received by Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and the acceptance of the Option Offer should be received by the company secretary of China Strategic at the office of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong both by no later than 4:00 p.m. on 26 August 2003, or such later time and, or date as the Offerors may decide and announce.

29 July 2003

CONTENTS

			Page
Expected timetable			1
Definitions			2
Letter from Kingsway SW Securities			5
Appendix I	—	**Further terms of the Offers**	15
Appendix II	—	**General and other information**	22

Expected date of despatch of the Offeree Document *(Note 1)*	Tuesday, 12 August 2003
Latest time and date for receiving acceptance	4:00 p.m. on Tuesday, 26 August 2003
Announcement posted on Stock Exchange's website announcing whether the Offers have expired or have become or have been declared unconditional	7:00 p.m. on Tuesday, 26 August 2003
First closing date of the Offers *(Notes 2, 3, 4 and 5)*	Tuesday, 26 August 2003
Announcement of the results of the Offers to be published in the newspapers	Wednesday, 27 August 2003
Final closing date of the Offers (assuming the Offers are declared unconditional on 26 August 2003)	Tuesday, 9 September 2003
Latest date for posting of remittances for the amount due under the Offers in respect of valid acceptances received on or before the latest time for acceptance if the Offers become or are declared unconditional on the first closing date *(Note 6)*	Friday, 19 September 2003

Notes:

1. Under the Takeovers Code, China Strategic is required to post the Offeree Document to China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder within 14 days of posting of this document (unless the Executive consents to a later date).

   In the event that the Offeree Document may not be posted within 14 days of 29 July 2003 as required under the Takeovers Code, the Offerors intend to extend the Offer Period by the same number of business days in respect of such delay in the posting of the Offeree Document.

2. Under the Takeovers Code, where the Offeree Document is posted after the date on which this document is posted, the Offers must remain open for acceptance for at least 28 days following the date on which this document is posted. Although the Offerors do not intend to extend the Offers, they reserve the right to do so.

3. The Offers will close on Tuesday, 26 August 2003 unless the Offerors revise or extend the Offers in accordance with the Takeovers Code. Following the close of the Offers, an announcement of the result of the Offers will be published on the Stock Exchange's website by 7:00 p.m. on the closing date and will be republished in newspaper on Wednesday, 27 August 2003.

4. The Offerors will make an announcement as and when the Offers have become unconditional. Pursuant to the Takeovers Code, the Offers will remain open for acceptance for not less than 14 days after the Offers have been declared unconditional.

5. Pursuant to the Takeovers Code, the Offers shall not be kept open after the expiry of 60 days from the date of the posting of this document which is 26 September 2003 unless the Offers have previously become unconditional.

6. The consideration payable for the China Strategic Shares, China Strategic Warrants and China Strategic Options tendered under the Offers will be paid within 10 days of the later of the date of receipt by the Registrar or China Strategic (as the case may be) of all requisite documents to render the acceptance under the Offers complete and valid, and the date when the Offers become or are declared unconditional. Please refer to the paragraph headed "Acceptance and settlement" in the letter from Kingsway SW Securities on pages 13 to 14 of this document.

All time references contained in this document refer to Hong Kong time.

In this document, the following expressions have the meanings set out below unless the context requires otherwise:

"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"CCASS"	the Central Clearing and Settlement System established and operated by Hong Kong Clearing
"China Strategic"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange
"China Strategic Group"	China Strategic and its subsidiaries
"China Strategic Option(s)"	share option(s) granted by China Strategic under the share option scheme adopted on 20th July, 1992
"China Strategic Optionholder"	holder of China Strategic Options
"China Strategic Share(s)"	share(s) of HK$0.10 each in the share capital of China Strategic
"China Strategic Shareholder(s)"	holder(s) of China Strategic Share(s)
"China Strategic Warrant(s)"	warrant(s) of China Strategic carrying rights to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share, at any time from 29th August, 2002 up to and including 31st December, 2003
"China Strategic Warrantholder(s)"	holder(s) of China Strategic Warrant(s)
"Dr. Charles Chan"	Dr. Chan Kwok Keung, Charles, the chairman and executive director of ITC Corporation, Hanny, Paul Y. - ITC, and China Strategic
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegates of the Executive Director
"Hanny"	Hanny Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Hanny Group"	Hanny and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Clearing"	Hong Kong Securities Clearing Company Limited
"Independent Board Committee"	the independent board committee of China Strategic to be appointed by the board of China Strategic for the purpose of advising the Independent China Strategic Shareholders, the Independent China Strategic Warrantholders and the China Strategic Optionholder in respect of the Offers
"Independent China Strategic Shareholder(s)"	China Strategic Shareholder(s) other than the Offerors and their concert parties
"Independent China Strategic Warrantholder(s)"	China Strategic Warrantholder(s) other than the Offerors and their concert parties

"Independent Third Parties"	parties not connected nor acting in concert with the directors, chief executives or substantial shareholders of China Strategic or any of its subsidiaries or an associate of any of them
"ITC Corporation"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"ITC Corporation Group"	ITC Corporation and its subsidiaries
"Joint Announcement"	the joint announcement made by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic on 8 July 2003 regarding the Offers
"Kingsway Capital"	Kingsway Capital Limited, a fellow subsidiary of Kingsway SW Securities, a Licensed Corporation and the financial adviser to Hanny and Paul Y. - ITC in relation to the Offers
"Kingsway SW Securities"	Kingsway SW Securities Limited, a fellow subsidiary of Kingsway Capital and a Licensed Corporation
"Latest Practicable Date"	26 July 2003, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information for inclusion in this document
"Licensed Corporation"	a party falling within the definition of "licensed corporation" in the SFO
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offer Period"	the period commencing from Tuesday, 8 July 2003, being the date of Joint Announcement giving, amongst other things, details on the Offers until whichever is the latest of (a) the date which the Offers close for acceptances and (b) the date when the Offers lapse
"Offeree Document"	the response document to be issued by China Strategic to the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder in accordance with the provisions of the Takeovers Code containing, among other things, the recommendation of the Independent Board Committee and the advice of the independent financial adviser in respect of the Offers, and is expected to be despatched within 14 days of the date of this document
"Offerors"	Calisan Developments Limited and Well Orient Limited, which are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively
"Offers"	the Share Offer, Warrant Offer and Option Offer
"Option Offer"	the mandatory conditional cash offer of HK$0.001 per China Strategic Option to cancel all the outstanding China Strategic Options on the terms and subject to the conditions contained in this document and the Pink Form of Renunciation
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange

"Paul Y. - ITC Group"	Paul Y. - ITC and its subsidiaries
"Pink Form of Renunciation"	the pink form of renunciation and acceptance for the Option Offer which accompanies this document
"PRC"	The People's Republic of China and for the purpose of this document, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"Registrar"	Standard Registrars Limited, the share and warrant registrar of China Strategic, at Ground Floor, Bank of East Asia, Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
"Relevant Period"	the period commencing on the date falling six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date
"SFC"	the Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Offer"	mandatory conditional cash offer of HK$0.139 per China Strategic Share to acquire all the issued shares in China Strategic, other than those China Strategic Shares presently owned by the Offerors and their concert parties, on the terms and conditions set out in this document and the White Form of Acceptance
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Announcement"	the announcement dated 21 July 2003 made jointly by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic regarding the Offers
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Warrant Offer"	the mandatory conditional cash offer of HK$0.001 per China Strategic Warrant to acquire all the outstanding China Strategic Warrants, other than those China Strategic Warrants presently owned by the Offerors and their concert parties, on the terms and conditions set out in this document and the Yellow Form of Acceptance
"White Form of Acceptance"	the white form of acceptance and transfer for the Share Offer which accompanies this document
"Yellow Form of Acceptance"	the yellow form of acceptance and transfer for the Warrant Offer which accompanies this document
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

Kingsway Group

5/F., Hutchison House, 10 Harcourt Road, Central, Hong Kong.
Tel. No.: (852) 2877-1830 Fax No.: (852) 2868-3570

29 July 2003

To the Independent China Strategic Shareholders,
the Independent China Strategic Warrantholders
and the China Strategic Optionholder

Dear Sir or Madam,

Mandatory conditional cash offer by Kingsway SW Securities Limited on behalf of the Offerors, each being indirect wholly-owned subsidiary of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

INTRODUCTION

Referring to the Joint Announcement dated 8 July 2003 issued by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic with respect to the Offers in which the Offerors announced to make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Shares and HK$0.001 for each China Strategic Warrant respectively other than those already owned by the Offerors and their concert parties, in order to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of the issued share capital of China Strategic, Kingsway SW Securities has been appointed by the Offerors to stand in the market to acquire China Strategic Shares at a price of no more than HK$0.10 per China Strategic Share. On 9 July 2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 China Strategic Shares, representing 5.98% of the issued share capital of China Strategic, at the open market at a price of HK$0.10 per China Strategic Share. After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

On 21 July 2003, the Offerors have notified China Strategic that the offer price under the Share Offer is to be increased from HK$0.10 to HK$0.139 per China Strategic Share and the Offerors, through Kingsway SW Securities, will make a mandatory conditional cash offer at the price of HK$0.139 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

The Offers are conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer Period, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

This letter sets out the the terms of the Offers and information on the Offerors. Acceptance of the Offers is subject to the terms set out in Appendix I to this document, White Form of Acceptance, Yellow Form of Acceptance and Pink Form of Renunciation accompanying this document. **Under the Takeovers Code, the Offeree Document is expected to be sent to you within 14 days from the date of this document and it will contain a letter from the Independent Board Committee to be formed to advise you on the Offers and a letter of advice from the independent financial adviser in these respects. You are urged to wait for the receipt of the Offeree Document and read the contents thereof before deciding whether or not to accept the Offers.**

THE OFFERS

Kingsway SW Securities is making conditional cash offers, on behalf of Offerors, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than those already owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options on the following bases pursuant to the Takeovers Code:

The Share Offer

For each China Strategic Share .... HK$0.139 in cash

The price of HK$0.139 for each China Strategic Share represents:

— a premium of approximately 54.44% to the closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange on 27 June 2003, being the last trading day immediately preceding the date of the Joint Announcement;

— a discount of approximately 4.14% to the closing price of HK$0.145 per China Strategic Share as quoted on the Stock Exchange on 10 July 2003, being the last trading day immediately preceding the date of Supplemental Announcement;

— a premium of approximately 56.18% to the average closing price of HK$0.089 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 27 June 2003;

— a premium of approximately 41.12% to the average closing price of HK$0.0985 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003;

— a premium of approximately 61.63% to the average closing price of HK$0.086 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 27 June 2003;

— a premium of approximately 54.96% to the average closing price of HK$0.0897 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 10 July 2003;

— a premium of approximately 54.44% to the average closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 27 June 2003;

— a premium of approximately 54.27% to the average closing price of HK$0.0901 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 10 July 2003; and

— a discount of approximately 93.32% to the net asset value per China Strategic Share of HK$2.08 based on the audited accounts of China Strategic as at 31 December 2002.

The Warrant Offer

For each China Strategic Warrant ....HK$0.001 in cash

The China Strategic Warrants are currently out-of-the-money and will expire after 31 December 2003. Accordingly, an offer at HK$0.001 is being made for each China Strategic Warrant. The price of HK$0.001 per China Strategic Warrant represents:

— a discount of approximately 95.00% to the closing price of HK$0.02 per China Strategic Warrant as quoted on the Stock Exchange on 10 July 2003, being the last trading day immediately preceding the date of the Joint Announcement;

— a discount of approximately 91.67% to the average closing price of HK$0.012 per China Strategic Warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003

The Option Offer

For cancellation of each China Strategic Option ....HK$0.001 in cash

China Strategic has issued to Ms. Chan Ling, Eva, an executive director of China Strategic, options to subscribe for up to 75,000 China Strategic Shares under its share option scheme at a subscription price of HK$3.145 per China Strategic Share. The China Strategic Options are currently out-of-the-money. Further, the price of each China Strategic Share is substantially lower than the subscription price of the China Strategic Options and these China Strategic Options are non-assignable and non-transferable. Taking into consideration the above factors, Kingsway SW Securities is making an offer, on behalf of the Offerors, to the China Strategic Optionholder for her to surrender her China Strategic Options for cancellation at HK$0.001 for each China Strategic Option outstanding pursuant to the Takeovers Code. On 8 July 2003, Ms. Chan Ling, Eva has undertaken to the Offerors that she will not exercise her China Strategic Options during the Offer Period.

Total consideration

As at the Latest Practicable Date, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing 35.16% of the issued share capital of China Strategic. Assuming full acceptance of the Offers, the cash consideration payable by the Offerors at the offer price of HK$0.139 per China Strategic Share, HK$0.001 per China Strategic Warrant and HK$0.001 per China Strategic Option will amount to approximately HK$74.9 million, in which approximately HK$74.8 million, HK$117,630 and HK$75 will be used for the acquisition of China Strategic Shares, China Strategic Warrants and China Strategic Options respectively.

Condition of the Offers

The Share Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offers, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

The Warrant Offer and Option Offer are conditional on the Share Offer becoming or being declared unconditional.

Sufficiency of financial resources

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offers and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities and the remaining HK$14.9 million will be financed by internal resources of the Offerors, to enable the Offerors to satisfy full acceptance of the Offers. Pursuant to the loan and mortgage agreements between the Offerors and

Kingsway SW Securities, the Offerors agreed to pledge their 290,985,000 China Strategic Shares beneficially owned by the Offerors and any China Strategic Shares to be acquired by the Offerors under the Share Offer or otherwise during the Offer Period to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities.

Latest time for acceptances

The latest time for acceptances is 4:00 p.m. on Tuesday, 26 August 2003. The Offerors do not intend to extend the time for acceptance of the Offers but reserve the right to do so.

In the event that the Offeree Document may not be posted within 14 days of 29 July 2003 as required under the Takeovers Code, the Offerors intend to extend the Offer Period by the same number of business days in respect of such delay in the posting of the Offeree Document.

Effect of accepting the Offers

By accepting the Offers and upon the Offers becoming or being declared unconditional, China Strategic Shareholders or China Strategic Warrantholders will sell their China Strategic Shares or China Strategic Warrants free from all liens, claims and encumbrances and with all rights attached, including the right to receive all dividends and distributions declared, made or paid after the close of the Offers, whereas China Strategic Optionholder will surrender her China Strategic Options for cancellation. **An acceptor of the Offers is entitled to withdraw his acceptance after 21 days from the first closing date, if the Offers have not by then become unconditional. Such entitlement to withdraw shall be exercisable until the Offers become unconditional. Save as aforesaid, acceptances of the Offers shall be irrevocable and not capable of being withdrawn, except as permitted under the Takeovers Code.**

Stamp duty

Pursuant to the Offers, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholders and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

Dealings and holdings in the China Strategic Shares and China Strategic Warrants

Before the Offer Period commenced on 8 July 2003, each of the Offerors is interested in 120,660,000 China Strategic Shares, representing approximately 14.55% of the issued share capital of China Strategic, or together in an aggregate of 241,320,000 China Strategic Shares, representing 29.10% of the issued share capital of China Strategic. On 9 July 2003, the Offerors jointly purchased and divided equally between themselves a total of 49,665,000 China Strategic Shares on the market, representing approximately 5.98% of the issued share capital of China Strategic. After the purchase made on 9 July 2003, each of the Offerors is interested in 145,492,500 China Strategic Shares, representing 17.54% of the issued share capital of China Strategic or together in an aggregate of 290,985,000 China Strategic Shares, representing approximately 35.08% of the issued share capital of China Strategic.

Together with the 690,000 China Strategic Shares owned by the concert parties of the Offerors (Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary), as at the Latest Practicable Date, Hanny and Paul Y. - ITC, through the Offerors and their concert parties, are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic.

Save for the purchase made on 9 July 2003, neither the Offerors nor any of the parties acting in concert with them have dealt in the China Strategic Shares or China Strategic Warrants or other securities of China Strategic during the Relevant Period.

In addition, Hanny and Paul Y. - ITC, through the Offerors, are interested in 48,264,000 China Strategic Warrants, collectively representing approximately 29.10% of the outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 48,264,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by the Offerors, representing approximately 5.82% of the existing total issued China Strategic Shares and approximately 5.50% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares.

As at the Latest Practicable Date, Dr. Charles Chan indirectly holds approximately 34.82% of the issued ordinary share capital of ITC Corporation and he also directly holds approximately 1.06% of the issued share capital of Paul Y. - ITC. In addition, 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of the issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

By virtue of his being the controlling shareholder of ITC Corporation, Dr. Charles Chan is deemed to be interested in 145,492,500 China Strategic Shares and 24,132,000 China Strategic Warrants held by Paul Y. - ITC Group. As ITC Corporation indirectly holds approximately 28.26% of the issued ordinary share capital of Hanny, Dr. Charles Chan is a concert party of Hanny.

Save as disclosed above, Dr. Charles Chan and other directors of ITC Corporation, Hanny and Paul Y. - ITC and their respective concert parties do not hold any China Strategic Shares and/or China Strategic Warrants and/or China Strategic Options.

INFORMATION ABOUT THE OFFERORS

Information about Calisan Developments Limited and Paul Y. - ITC

Calisan Developments Limited, one of the Offerors, is a limited liability company which was incorporated in the British Virgin Islands on 2 May 1991 and it is an investment holding company. As at the Latest Practicable Date, Calisan Developments Limited directly holds 145,492,500 China Strategic Shares, representing approximately 17.54% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Calisan Developments Limited is an indirect wholly-owned subsidiary of Paul Y. - ITC.

The principal business of Paul Y. - ITC Group includes building construction, civil engineering, specialist works, property development and investment, and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. Paul Y. - ITC is beneficially owned as to approximately 64.46% by ITC Corporation.

Information about Well Orient Limited and Hanny

Well Orient Limited, one of the Offerors, is a limited liability company which was incorporated in Hong Kong on 21 August 2000 and it is an investment holding company. As at the Latest Practicable Date, Well Orient Limited and its concert parties directly hold 146,182,500 China Strategic Shares, representing approximately 17.62% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Well Orient Limited is an indirect wholly-owned subsidiary of Hanny.

The principal business of Hanny Group includes trading of computer related products and consumer electronic products. Hanny also trades securities and invests in information technology businesses. Hanny is beneficially owned as to approximately 28.26% by ITC Corporation.

THE INTENTION OF THE OFFERORS REGARDING CHINA STRATEGIC

Business of China Strategic

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

The Offers will not of itself result in any change in the board of directors, management, business or the continued employment of the employees, including directors, of China Strategic Group or any of its associated companies under the control of China Strategic.

Following the close of the Offers, the Offerors intend to continue the existing business of China Strategic Group and currently the Offerors have no intention to re-deploy fixed assets of China Strategic Group. Further, the Offerors have no intention to inject any assets or businesses into and/or dispose of any assets or businesses from China Strategic Group immediately after completion of the Offers.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offers will be distributed to the Offerors in equal proportion. To ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public after the Offers, the Offerors will place down their interests in China Strategic as soon as possible. China Strategic will become an associated company of Hanny and Paul Y. - ITC after the Offers and the placing.

The following charts summarise the shareholding structure of China Strategic immediately before the publication of the Supplemental Announcement and after full acceptance of the Offers:

Before the publication of the Supplemental Announcement


Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited
(372–HK)
28.26%
64.46%
Concert parties
of the Offerors
Hanny Holdings Limited
(275–HK)
Paul Y. - ITC Construction
Holdings Limited
(498–HK)
Public
0.08% (Note 2)
17.54% (Note 1)
17.54% (Note 1)
64.84%
China Strategic Holdings Limited
(235–HK)

After full acceptance of the Offers but before the Offerors place down their interests in China Strategic:


Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited (372–HK)
28.26%
64.46%
Concert parties of the Offerors
Hanny Holdings Limited (275–HK)
Paul Y. - ITC Construction Holdings Limited (498–HK)
0.08% (Note 2)
49.96%
49.96%
China Strategic Holdings Limited (235–HK)

After full acceptance of the Offers and the Offerors place down their interests in China Strategic:


Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited (372–HK)
28.26%
64.46%
Concert parties of the Offerors
Hanny Holdings Limited (275–HK)
Paul Y. - ITC Construction Holdings Limited (498–HK)
Public
0.08% (Note 2)
37.46%
37.46%
25%
China Strategic Holdings Limited (235–HK)

Notes:

1. Before the Offer Period commenced on 8 July 2003 the Offerors are interested in an aggregrate 241,320,000 China Strategic Shares, representing 29.1% of the issued share capital of China Strategic. On 9 July 2003, the Offerors purchased 49,665,000 China Strategic Shares on the market, representing 5.98% of the issued share capital of China Strategic. After the purchase made on 9 July 2003, each of the Offerors is interested in 145,492,500 China Strategic Shares representing 17.54% of the issued share capital of China Strategic.

2. As at the Latest Practicable Date, the concert parties of the Offerors are interested in 690,000 China Strategic Shares, out of which 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of the issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

REASONS FOR THE ACQUISITION

To the extent that the Offerors are successful in acquiring China Strategic Shares either through market purchases or through acceptances to the Share Offer, the Offerors will be able to enhance their investment in China Strategic by improving their share of the net assets of China Strategic and reduce their average investment cost in China Strategic.

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects. The Offerors consider that the Offers could strengthen their ties with China Strategic and enhance their profile in the PRC. Having considered the economy in the PRC has maintained good impetus and the consumption power of Chinese people has steadily improved throughout this decade, the Offerors expect that the investments and businesses of China Strategic in the PRC will contribute long-term financial benefit to the Offerors. Before the Offers, since Hanny and Paul Y. - ITC each holds less than 20% interest in China Strategic, neither of them accounts for China Strategic as an the associated company in their respective financial statements. After the successful completion of the Offers, the Offerors will be able to recognise China Strategic as the associated company of Hanny and Paul Y. - ITC Group which will enhance the long term investment value of the Offerors.

MAINTAINING THE LISTING STATUS OF THE COMPANY

The Offerors will not exercise the power of compulsory acquisition. It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offers. The Offerors and China Strategic have undertaken to the Stock Exchange that appropriate steps following the close of the Offers will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public. When the Offers closes, should there be less than 25% of China Strategic Shares and China Strategic Warrants in public hands, the directors of the Offerors presently intend to take appropriate steps which may include, placing down their interest in China Strategic to Independent Third Parties within one month after closing of the Offers.

The Stock Exchange has stated that it will closely monitor the trading in the China Strategic Shares and China Strategic Warrants on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the China Strategic Shares and China Strategic Warrants; or**
- **there are too few China Strategic Shares and China Strategic Warrants in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in China Strategic Shares and China Strategic Warrants.**

In this connection, it should be noted that upon completion of the Offers, there may be an insufficient public float for the China Strategic Shares and China Strategic Warrants and, therefore, trading in the China Strategic Shares and China Strategic Warrants may be suspended until a sufficient level of public float is attained.

If China Strategic remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by China Strategic. Any acquisitions or disposals of assets by China Strategic and its subsidiaries will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has discretion to require China Strategic to issue a circular and an announcement to its shareholders irrespective of the size of the proposed acquisitions and disposals of assets by China Strategic, particularly where such proposed acquisitions and disposals of assets by China Strategic represent a departure from the principal activities of China Strategic. The Stock Exchange has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by China Strategic and any such acquisitions and disposals of assets may result in China Strategic being treated as if it were a new listing applicant and subject to the requirements for new listing application as set out in the Listing Rules.

TAXATION

China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offers. It is emphasized that none of Kingsway Capital, Kingsway SW Securities, the Offerors or any of their respective directors or any persons involved in the Offers accepts responsibility for any tax effects on, or liabilities of, any person or persons as a result of their acceptance of the Offers.

PROCEDURES FOR ACCEPTANCE

The Share Offer and the Warrant Offer

To accept the Share Offer, you should complete the accompanying White Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Share Offer.

To accept the Warrant Offer, you should complete the accompanying Yellow Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Warrant Offer.

The completed form(s) of acceptance should then be forwarded, together with the relevant China Strategic Share certificate(s) and/or China Strategic Warrant certificate(s) and/or transfer receipt(s) and/or any document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of China Strategic Shares and/or China Strategic Warrants in respect of which you intend to accept the Share Offer and/or the Warrant Offer, by post or by hand, to Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, in an envelope marked "China Strategic Share Offer" and/or "China Strategic Warrant Offer" as soon as possible but in any event not later than 4:00 p.m. on Tuesday, 26 August 2003 or such later date as the Offerors may determine and announce. No acknowledgement of receipt of any form(s) of acceptance, China Strategic Share certificate(s) and/or China Strategic Warrant certificate(s), transfer receipt(s) or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

The Option Offer

To accept the Option Offer, you should complete the accompanying Pink Form of Renunciation with the instructions printed thereon, which instructions form part of the terms and conditions of the Option Offer, and then deliver the Pink Form of Renunciation together with the relevant China Strategic Option certificate(s) for the whole of your holding of the China Strategic Options, or for the number of China Strategic Options in respect of which you accept the Option Offer by post or by hand to China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong for the attention of the company secretary of China Strategic, in an envelope marked "China Strategic Option Offer", as soon as possible but in any event not later than 4:00 p.m. on Tuesday, 26 August 2003. No acknowledgement of receipt of Pink Form of Renunciation and China Strategic Option certificate(s) will be given.

Your attention is drawn to the further details regarding the procedures for acceptance set out in Appendix I to this document and the accompanying White Form of Acceptance, Yellow Form of Acceptance and Pink Form of Renunciation. The attention of the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder with registered addresses outside Hong Kong is also drawn to the section headed "General" in Appendix I to this document.

SETTLEMENT OF THE CONSIDERATION

Remittances in respect of the consideration payable for the China Strategic Shares, China Strategic Warrants and China Strategic Options tendered under the Offers will be posted within 10 days of the later of the date the Offers become or are declared unconditional and the date of receipt by the Registrar (in respect of the Share Offer and the Warrant Offer) or China Strategic (in respect of the Option Offer) of all the relevant documents to render the relevant acceptances under the Offers complete and valid. If the Offers lapse, certificates of China Strategic Shares and/or China Strategic Warrants and/or China Strategic Options, or other relevant documents tendered to the Offers will be posted to those who accepted the Offers within 10 days of the lapse of the Offers.

FURTHER TERMS OF THE OFFERS

Further terms and conditions of the Offers, including the procedures for acceptance and the acceptance period of the Offers are set out in Appendix I on pages 15 to 21 of this document and the accompanying White Form of Acceptance, Yellow Form of Acceptance and Pink Form of Renunciation.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices which form part of this document.

Yours faithfully,
For and on behalf of
Kingsway SW Securities Limited
William Ka Chung Lam
Director

1. PROCEDURE FOR ACCEPTANCE

If you decide to accept the Share Offer and, or, the Warrant Offer, please complete and sign the accompanying relevant form(s) of acceptance in accordance with the instructions thereon in respect of your holdings of China Strategic Shares and, or, China Strategic Warrants, as the case may be. Please then return the original form(s) of acceptance duly completed together with the relevant China Strategic Share certificate(s) and, or, China Strategic Warrant certificate(s), and, or, transfer receipt(s) and, or other document(s) of title and, or, any satisfactory indemnity or indemnities required in respect thereof for the whole of your holding of China Strategic Shares and, or , China Strategic Warrants, or for not less than the number of China Strategic Shares and, or, amount of China Strategic Warrants in respect of which you accept the Share Offer or Warrant Offer, as the case may be, to the Registrar, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and in any event so as to be received by not later than 4:00 p.m. on Tuesday, 26 August 2003, or such later time and, or date as the Offerors may decide. Acceptances received after 4:00 p.m. on such closing day will only be valid if the Offers are revised or extended before the closing date, or if the Offers have become or been declared unconditional by 4:00 p.m. on such closing date.

If you decide to accept the Option Offer, please complete and sign the accompanying Pink Form of Renunciation in accordance with the instructions thereon in respect of your holdings of China Strategic Options. Please then return the original Pink Form of Renunciation duly completed together with the China Strategic Option certificate(s) for the whole of your holding of China Strategic Options, or for not less than the number of China Strategic Options in respect of which you accept the Option Offer to the company secretary of China Strategic at the office of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and in any event so as to be received by not later than 4:00 p.m. on Tuesday, 26 August 2003, or such later time and, or date as the Offerors may decide. Acceptances received after 4:00 p.m. on such closing day will only be valid if the Offers are revised or extended before the closing date, or if the Offers have become or been declared unconditional by 4:00 p.m. on such closing date.

Share Offer

Subject to the Share Offer becoming or being declared unconditional and provided that the White Form of Acceptance, the China Strategic Share certificate(s) and, or transfer receipt(s) and, or other documents of title, and, or any satisfactory indemnity or indemnities required in respect thereof, are completed and in good order and have been received by the Registrar before the close of the Share Offer, cheques in respect of the relevant consideration will be posted at the risk of the accepting China Strategic Shareholders within ten days of the later of:

— the date on which the Share Offer becomes or is declared unconditional; and

— the receipt of all the relevant documents by the Registrar to render the acceptance under the Share Offer complete and valid.

If the China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title for your China Strategic Shares are in the name of a nominee company or some name other than your own, and you wish to accept the Share Offer you must either:

— lodge your China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, with the nominee company, or other nominee, with instructions authorising it to accept the Share Offer on your behalf and requesting it to deliver the White Form of Acceptance, duly completed together with the relevant China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to the Registrar; or

— arrange for the China Strategic Shares to be registered in your name by the Registrar and send the completed White Form of Acceptance to them together with the relevant China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof; or

— if you have deposited your China Strategic Shares with CCASS, instruct your broker to authorise HKSCC Nominees Limited to accept the Share Offer on your behalf on or before the deadline set by HKSCC Nominees Limited before the closing date. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker for the timing on processing your instruction, and submit your instruction to your broker as required.

If the China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities in respect thereof, of your China Strategic Shares are not readily available or is, are, lost and you wish to accept the Share Offer, you should nevertheless complete and sign the White Form of Acceptance and deliver it to the Registrar and arrange for the relevant China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to be forwarded to the Registrar as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, or that they are not readily available. If you have lost your China Strategic Share certificate(s), you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

If you have lodged a transfer of China Strategic Share for registration in your name but have not yet received your China Strategic Share certificate(s) and you wish to accept the Share Offer, you should nevertheless complete the White Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the Offerors or their agents to collect, on your behalf, the relevant China Strategic Share certificate(s) when issued and to deliver such China Strategic Share certificate(s) to the Registrar, subject to the terms of the Share Offer, as if they were China Strategic Share certificates delivered to the Registrar with the White Form of Acceptance.

The cash consideration due will not be despatched until the relevant China Strategic Share certificate and, or transfer receipt and, or any other documents of title (and, or a satisfactory indemnity or indemnities in respect of any lost Share certificate) have been received by the Registrar and otherwise subject to the terms and conditions of the Share Offer. However, an acceptance may not be counted towards fulfilling the acceptance condition unless it is received on or before the latest time for acceptance set out in this document, the White Form of Acceptance is duly completed and is accompanied by the relevant China Strategic Share certificate(s) and, or, transfer receipts and, or, other documents of title or certified by the Registrar or the Stock Exchange.

No acknowledgement of receipt of any White Form(s) of Acceptance, China Strategic Share certificate(s), and, or, transfer receipt(s) and, or, any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

If the Offers lapse, China Strategic Shares certificates and other relevant documents tendered to the Share Offer will be posted to those who accepted the Share Offer within 10 days of the lapse of the Offers.

Warrant Offer

Subject to the Warrant Offer becoming or being declared unconditional and provided that the Yellow Form of Acceptance, the China Strategic Warrant certificate(s) and, or transfer receipt(s) and, or other documents of title, and, or any satisfactory indemnity or indemnities required in respect thereof, are completed and in good order and have been received by the Registrar before the close of the Warrant Offer,

cheques in respect of the relevant consideration will be posted at the risk of accepting China Strategic Warrantholders within ten days of the later of:

- the date on which the Warrant Offer becomes or is declared unconditional; and
- the receipt of all the relevant documents by the Registrar to render the acceptance under the Warrant Offer complete and valid.

If the China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title for your China Strategic Warrants are in the name of a nominee company or some name other than your own, and you wish to accept the Warrant Offer you must either:

- lodge your China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, with the nominee company, or other nominee, with instructions authorising it to accept the Warrant Offer on your behalf and requesting it to deliver the Yellow Form of Acceptance, duly completed together with the relevant China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to the Registrar; or
- arrange for the China Strategic Warrants to be registered in your name by the Registrar and send the completed Yellow Form of Acceptance to them together with the relevant China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof; or
- if you have deposited your China Strategic Warrants with CCASS, instruct your broker to authorise HKSCC Nominees Limited to accept the Warrant Offer on your behalf on or before the deadline set by HKSCC Nominees Limited before the closing date. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker for the timing on processing your instruction, and submit your instruction to your broker as required.

If the China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities in respect thereof, of your China Strategic Warrants are not readily available or is, are, lost and you wish to accept the Warrant Offer, you should nevertheless complete and sign the Yellow Form of Acceptance and deliver it to the Registrar and arrange for the relevant China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to be forwarded to the Registrar as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, or that they are not readily available. If you have lost your China Strategic Warrant certificate(s), you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

If you have lodged a transfer of China Strategic Warrants for registration in your name but have not yet received your China Strategic Warrant certificate(s) and you wish to accept the Warrant Offer, you should nevertheless complete the Yellow Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the Offerors or their agents to collect, on your behalf, the relevant China Strategic Warrant certificate(s) when issued and to deliver such Warrant certificate(s) to the Registrar, subject to the terms of the Warrant Offer, as if they were China Strategic Warrant certificates delivered to the Registrar with the Yellow Form of Acceptance.

The cash consideration due will not be despatched until the relevant China Strategic Warrant certificate and, or transfer receipt and, or any other documents of title (and, or a satisfactory indemnity or indemnities in respect of any lost China Strategic Warrant certificate) have been received by the Registrar and otherwise subject to the terms and conditions of the Warrant Offer. However, an acceptance may not be counted towards fulfilling the acceptance condition unless it is received on or before the latest time for

acceptance set out in this document, the Yellow Form of Acceptance is duly completed and is accompanied by the relevant China Strategic Warrant certificate(s) and, or, transfer receipts and, or, other documents of title or certified by the Registrar or the Stock Exchange.

No acknowledgement of receipt of any Yellow Form(s) of Acceptance, China Strategic Warrant certificate(s), and, or, transfer receipt(s) and, or, any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

If the Offers lapse, the China Strategic Warrants certificates and other relevant documents tendered to the Warrant Offer will be posted to those who accepted the Warrant Offer within 10 days of the lapse of the Offers.

Option Offer

Subject to the Option Offer becoming or being declared unconditional and provided that the Pink Form of Renunciation, the China Strategic Option certificate(s) for the whole of your holding of China Strategic Options, or for the number of China Strategic Options in respect of which you accept the Option Offer, are completed and in good order and have been received by the company secretary of China Strategic before the close of the Option Offer, cheques in respect of the relevant consideration will be posted at the risk of accepting China Strategic Optionholder within ten days of the later of:

— the date on which the Option Offer becomes or is declared unconditional; and

— the receipt of all the relevant documents by the company secretary of China Strategic to render the acceptance under the Option Offer complete and valid.

If the China Strategic Option certificate(s) of your China Strategic Options is/are, lost and you wish to accept the Option Offer, you should nevertheless complete and sign the Pink Form of Renunciation and deliver it to the company secretary of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and arrange for the relevant China Strategic Option certificate(s) to be forwarded to the company secretary of China Strategic at the office of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your China Strategic Option certificate(s).

The cash consideration due will not be despatched until the relevant China Strategic Option certificate and, or a satisfactory indemnity or indemnities in respect of any lost China Strategic Option certificate has been received by the Company secretary of China Strategic and otherwise subject to the terms and conditions of the Option Offer.

No acknowledgement of receipt of any Pink Form of Renunciation, China Strategic Option certificate, or, transfer receipt and, or, any other documents of title will be given.

If the Offers lapse, the China Strategic Options certificates and other relevant documents tendered to the Option Offer will be posted to those who accepted the Option Offer within 10 days of the lapse of the Offers.

2. ACCEPTANCE PERIOD AND REVISIONS

The Offerors reserve the right to revise or extend the Offers after the despatch of this document.

Unless the Offers have previously been extended or revised or the Offers have previously become or been declared unconditional, the Offers will close and acceptance must be received by 4:00 p.m. on the closing date.

If the Offers become or are declared unconditional, the Offers will remain open for acceptance for not less than fourteen days from the date on which the Offerors announce that the Offers have become or are declared unconditional.

The Offers shall not be capable of:

— becoming or being declared unconditional after the expiry of 60 days from the date of posting of this document; or

— being kept open after that date, provided that the Offerors reserve the right, with the permission of the Executive under the Takeovers Code, to extend the Offers to a later time and, or, date.

If the Share Offer or the Warrant Offer or the Option Offer is revised, it will remain open for acceptance for a period of not less than 14 days following the date on which the revised offer document is posted. The benefit of any revision of the Share Offer or the Warrant Offer or the Option Offer will be available to any China Strategic Shareholder whether or not he or she has previously accepted the Share Offer or any China Strategic Warrantholder whether or not he or she has previously accepted the Warrant Offer or any China Strategic Optionholder who has previously accepted the Option Offer. The execution by or on behalf of any China Strategic Shareholder or China Strategic Warrantholder or China Strategic Optionholder who has previously accepted the Share Offer or the Warrant Offer or the Option Offer under any White Form of Acceptance or Yellow Form of Acceptance or Pink Form of Renunciation shall be deemed to constitute acceptance of the revised Share Offer or Warrant Offer or Option Offer, unless such China Strategic Shareholder or China Strategic Warrantholder or China Strategic Optionholder becomes entitled to withdraw his acceptance and duly does so.

3. ANNOUNCEMENTS

(a) By 6:00 p.m. on the closing date (or such later time and/or date as the Executive agrees), the Offerors shall inform the Executive and the Stock Exchange that the Offers have been closed or extended and shall publish an announcement on the Stock Exchange's website by 7:00 p.m. on the closing date of Offers stating whether the Offers have been revised or extended, has expired or has become or been declared unconditionally. The Offerors shall republish such announcement in newspapers on the next business day to that effect. The announcement shall state the total number of the China Strategic Shares:

— for which acceptances of the Offers have been received;

— held, controlled or directed by the Offerors or persons acting in concert with them before the Offer Period; and

— acquired or agreed to be acquired during the Offer Period by the Offerors or any persons acting in concert with them.

The announcement shall include the details of voting rights, rights over China Strategic Shares, derivatives and arrangements as required by Rule 3.5(c), (d) and (f) of the Takeovers Code. The announcement shall also specify the percentages of the relevant classes of share capital, and the percentages of voting rights, represented by these numbers.

If the Offerors is unable to comply with any of the requirements of Rule 19 of the Takeovers Code, the Executive may require that acceptors be granted a right of withdrawal, on terms acceptable to the Executive, until the requirements of Rule 19 can be met.

(b) In computing the number of China Strategic Shares, China Strategic Warrants and the China Strategic Options represented by acceptances. Acceptances which are not in all respects in order or that are subject to verification will be separately stated.

(c) As required under the Takeovers Code and the Listing Rules, any announcement in relation to the Offers, in respect of which the Executive and the Stock Exchange have confirmed that they have no further comments thereon, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper being in each case a newspaper which is published daily and circulated generally in Hong Kong.

4. RIGHT OF WITHDRAWAL

An acceptor of the Offers is entitled to withdraw his acceptance after 21 days from the first closing date, if the Offers have not by then become unconditional. Such entitlement to withdraw shall be exercisable until the Offers become unconditional. Save as aforesaid, acceptances shall be irrevocable and cannot be withdrawn except in circumstances set out in Rule 19.2 of the Takeovers Code, which provides that if the Offerors are unable to comply with any of the requirements of making announcements relating to the Offers under the Takeovers Code as described under the section headed "Announcements" above, the Executive may require that acceptors be granted a right of withdrawal, on terms acceptable to the Executive, until such requirements can be met.

5. GENERAL

(a) All communications, notices, forms of acceptance, certificates of China Strategic Shares, China Strategic Warrants and China Strategic Options, transfer receipts, other documents of title and remittances to be delivered by or sent to or from China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of China Strategic, the Offerors, or any of their agents accepts any liability for any loss in postage or any other liabilities that may arise as a result.

(b) The provisions set out in the accompanying form(s) of acceptance and form of renunciation form part of the Offers.

(c) The accidental omission to despatch this document and/or form(s) of acceptance and/or form of renunciation or any of them to any person to whom the Offers is made will not invalidate the Offers in any way.

(d) The Offers and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(e) Due execution of the form(s) of acceptance and form of renunciation will constitute an authority to any director of China Strategic or such person or persons as China Strategic may direct to complete and execute any document on behalf of the person accepting the Share Offer and/or the Warrant Offer and/or Option Offer and to do any other act that may be necessary or expedient for the purposes of vesting in the Offerors or such person or persons as it may direct the China Strategic Shares and/or China Strategic Warrants and/or China Strategic Options in respect of which such person has accepted the Offers.

(f) Acceptance of the Share Offer and/or the Warrant Offer and/or Option Offer by any person or persons will be deemed to constitute a warranty by such person or persons to the Offerors that the China Strategic Shares and/or the China Strategic Warrants and/or China Strategic Options acquired under the Offers are sold by any such person or persons free from all third party rights, liens, claims, charges, equities and encumbrances and together with all rights attaching thereto including the rights to receive all future dividends or other distributions declared, paid or made on the China Strategic Shares and/or the China Strategic Warrants and/or China Strategic Options after the closing of the Offers.

(g) Pursuant to the Offers, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholder and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

(h) The Offerors do not intend to exercise any right to acquire compulsorily any China Strategic Shares not acquired under the Offers after the Offers have closed but reserve the right to do so.

(i) References to the Offers in this document and in the form(s) of acceptance and form of renunciation shall include any revision and/or extension thereof.

(j) The making of the Offers to persons with a registered address in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person who wishes to accept the Offers to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due in respect of such jurisdiction.

(k) The consideration payable to any China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder under the Offers, after deduction of respective seller's ad valorem stamp duty, will be settled by posting remittances in accordance with the terms of the Offers and without regard to any lien, right of set-off, counterclaim or other analogous rights to which the Offerors may otherwise be, or claim to be, entitled against such China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder.

(l) The English text of this document and the form(s) of acceptance and the form of renunciation shall prevail over the Chinese text for the purpose of interpretation.

1. RESPONSIBILITY STATEMENT

(a) The issue of this document has been approved by the directors of Hanny, Paul Y. - ITC and the Offerors.

(b) This document includes particulars given in compliance with the SFO and the Takeovers Code for the purpose of giving information with regard to the Offerors and the Offers.

(c) The directors of the Offerors accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquires, that to the best of his knowledge and belief, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document misleading.

(d) The information relating to China Strategic Group and their respective shareholders included in this document has been extracted from information publicly available. The only responsibility accepted by the directors of the Offerors in respect of the information relating to China Strategic has been to ensure that it has been correctly extracted and the extractions are not misleading and based on the information publicly available.

2. MARKET PRICES

China Strategic Shares

The table below shows the closing prices of the China Strategic Shares quoted on the Stock Exchange on the last trading day for each of the six calendar months immediately preceding the date of the Joint Announcement, on the last trading day immediately preceding the date of the Joint Announcement and the last trading day immediately preceding the date of the Supplemental Announcement and on the Latest Practicable Date:

Date	**Closing price per China Strategic Share** *HK$*
2002	
31st December	0.100
2003	
30th January	0.090
28th February	0.094
31st March	0.090
30th April	0.090
30th May	0.080
27th June	0.090
10th July	0.145
Latest Practicable Date	0.145

The highest and lowest closing price per China Strategic Share recorded on the Stock Exchange during the Relevant Period were HK$0.145 and HK$0.080 respectively.

China Strategic Warrants

The table below shows the closing prices of the China Strategic Warrants quoted on the Stock Exchange on the last trading day for each of the six calendar months immediately preceding the date of the Joint Announcement, on the last trading day immediately preceding the date of the Joint Announcement and the last trading date immediately preceding the date of the Supplemental Announcement and on the Latest Practicable Date:

Date	Closing price per China Strategic Warrant *HK$*
2002	
31st December	0.01
2003	
30th January	0.01
28th February	0.01
31st March	0.01
30th April	0.01
30th May	0.01
27th June	0.01
10th July	0.02
Latest Practicable Date	0.02

The highest and lowest closing price per China Strategic Warrant recorded on the Stock Exchange during the Relevant Period were HK$0.02 and HK$0.01 respectively.

3. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, Hanny and Paul Y. - ITC, through the Offerors and their concert parties, are interested in 291,675,000 China Strategic Shares, representing an aggregate interest of approximately 35.16% of the existing issued share capital of China Strategic.

In addition, Hanny and Paul Y. - ITC, through the Offerors, are interested in 48,264,000 China Strategic Warrants, collectively representing approximately 29.10% of the outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 48,264,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by the Offerors, representing 5.82% of the existing total issued China Strategic Shares and about 5.50% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares.

As at the Latest Practicable Date, Dr. Charles Chan indirectly holds approximately 34.82% of the issued ordinary share capital of ITC Corporation and he also directly holds approximately 1.06% of the issued share capital of Paul Y. - ITC. In addition, 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of the issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

By virtue of his being the controlling shareholder of ITC Corporation, Dr. Charles Chan is deemed to be interested in 145,492,500 China Strategic Shares and 24,132,000 China Strategic Warrants held by Paul Y. - ITC Group.

Save as stated above, the Offerors, directors of the Offerors and persons acting in concert with the Offerors are not interested in any securities of China Strategic.

Save for the 290,985,000 China Strategic Shares and any China Strategic Shares to be acquired by the Offerors under the Share Offer or otherwise during the Offer Period pledged by the Offerors to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities and the 49,665,000 China Strategic Shares purchased by Kingsway SW Securities on behalf of the Offerors on 9 July 2003, as at the Latest Practicable Date, Kingsway Capital and Kingsway SW Securities do not have any beneficial interest in the China Strategic Shares or China Strategic Warrants and have not dealt in any, China Strategic Shares or China Strategic Warrants as principal during the Relevant Period.

4. DEALINGS IN CHINA STRATEGIC SHARES AND CHINA STRATEGIC WARRANTS

Save for the acquisitions by the Offerors of 49,665,000 China Strategic Shares on the market at a price of HK$0.10 per share made on 9 July 2003, neither the Offerors nor any of the parties acting in concert with them and the directors of the Offerors have dealt in the China Strategic Shares or China Strategic Warrants or other securities of China Strategic during the Relevant Period.

5. CONSENT

Kingsway SW Securities is a licensed corporation under the SFO and it has given and have not withdrawn its written consent to the issue of this document with the inclusion herein of its letter and references to its names, in the form and context in which it appears herein.

6. GENERAL

(a) Save for Ms. Chan Ling, Eva (the holder of China Strategic Options) has undertaken to the Offerors that she will accept the Option Offer, as at the Latest Practicable Date, no person who own or control China Strategic Shares and/or China Strategic Warrants had irrevocably committed himself or the intention, prior to the posting of this document, to accept or reject the Offers. The abovementioned undertaking by Ms. Chan Ling, Eva will be ceased if the Offers lapse.

Save for the China Strategic Options, Ms. Chan Ling, Eva was not interested and has not dealt in any China Strategic Shares or China Strategic Warrants or other securities of China Strategic during the Relevant Period.

(b) As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 of Rule 22 of the Takeovers Code with the Offerors or with any party acting in concert with the Offerors.

(c) There is no payment or other benefit to be made or given to any directors of China Strategic or any of its subsidiary as compensation for loss of office or otherwise in connection with the Offers.

(d) As at the Latest Practicable Date, there are no agreements, arrangements or understandings (including any compensation arrangement) exists between the Offerors or their concert parties and any of the directors and recent directors of China Strategic or China Strategic Shareholders and recent China Strategic Shareholders, China Strategic Warrantholders and recent China Strategic Warrantholders, China Strategic Optionholder and recent China Strategic Optionholders or any person having any connection with or dependence upon the Offers.

(e) As at the Latest Practicable Date, there was no agreement, arrangement or understanding between the Offerors and any other persons for the transfer of the beneficial interests in China Strategic Shares and China Strategic Warrants acquired by the Offerors under the Offers other than the loan and mortgage agreements entered into between the Offerors and Kingsway SW Securities, pursuant to which the Offerors agreed to pledge their 290,985,000 China Strategic Shares beneficially owned by the Offerors and any China Strategic Shares to be acquired by the Offerors under Share Offer or otherwise during the Offer Period to Kingsway SW Securities.

(f) ITC Corporation is the controlling shareholder of Paul Y. - ITC and substantial shareholder of Hanny. The directors of ITC Corporation are Dr. Charles Chan, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan, Mr. Wong Kun To, Mr. Cheung Hon Kit, Mr. Lai, Dominic and Mr. Chuck, Winston Calptor. Dr. Charles Chan is the controlling shareholder of ITC Corporation.

(g) The registered office of ITC Corporation is at Clarendon House, Church Street, Hamilton HM 11, Bermuda and its principal place of business in Hong Kong is at 33rd Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(h) The address of Dr. Charles Chan is at 33rd Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(i) Calisan Developments Limited is an indirect wholly-owned subsidiary of Paul Y. - ITC. The directors of Paul Y. - ITC are Dr. Charles Chan, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad, Mr. Lee Hon Chiu, Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

(j) The registered office of Paul Y. - ITC is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and its principal place of business in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(k) Well Orient Limited is an indirect wholly-owned subsidiary of Hanny. The directors of Hanny are Dr. Charles Chan, Dr. Allan Yap, Mr. Lui Siu Tsuen, Richard, Mr. Chan Kwok Hung, Mr. Fok Kin Ning, Canning, Ms. Shih Edith (alternate to Mr. Fok Kin Ning, Canning), Mr. Ip Tak Chuen, Edmond, Mr. Cheung Hon Kit, Mr. Yuen Tin Fan, Francis, Mr. Tsang Link Carl, Brian, Ms. Ma Wai Man, Catherine and Mr. Kwok Ka Lap, Alva.

(l) The registered office of Hanny is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and its principal place of business in Hong Kong is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(m) The registered office of Calisan Developments Limited is at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The correspondence address in Hong Kong of Calisan Developments Limited is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(n) The directors of Calisan Developments Limited are Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna and Mr. Chan Fut Yan.

(o) The registered office of Well Orient Limited is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(p) The directors of Well Orient Limited are Dr. Allan Yap and Mr. Lui Siu Tsuen, Richard.

(q) The address of Kingsway Capital, the financial advisers to Hanny and Paul Y. - ITC, is at 5th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(r) The address of Kingsway SW Securities is at 5th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(s) The English text of this document, the forms of acceptance and form of renunciation shall prevail over the Chinese text.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of the Offerors during normal business hours while the Offers remain open for acceptance;

(a) the memorandum of association and articles of association of the Offerors;

(b) the Joint Announcement and Supplemental Announcement;

(c) the letter from Kingsway SW Securities, the text of which is set out on pages 5 to 14 of this document; and

(d) the letter of consent from Kingsway SW Securities referred to in this Appendix.

(e) the undertaking by Ms. Chan Ling, Eva referred to in this Appendix.

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

PINK FORM OF RENUNCIATION AND ACCEPTANCE OF CHINA STRATEGIC OPTIONS

THIS FORM REQUIRES YOUR IMMEDIATE ATTENTION. If you are in doubt as to any aspect of this form, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

Terms used herein shall have the same meanings as those defined in the offer document dated 29 July 2003 relating to the mandatory conditional cash offer made by Kingsway SW Securities Limited ("Kingsway SW Securities") on behalf of Calisan Developments Limited and Well Orient Limited (the "Offerors") to acquire all the issued shares and outstanding warrants of China Strategic Holdings Limited ("China Strategic") other than those already owned by the Offerors and parties acting in concert with them and to cancel all outstanding China Strategic Options ("Option Offer").

To: The Offerors
China Strategic
Kingsway SW Securities

I, ______________________________ of ______________________________
______________________________[1]

hereby accept the Option Offer made by Kingsway SW Securities on behalf of the Offerors and agree to the cancellation of China Strategic Options granted to me to subscribe for ______________________________[2] shares of HK$0.10 each of China Strategic at the subscription price of HK$3.145 per China Strategic Share at any time up to 17 January 2005 at the price of HK$0.001 per China Strategic Option. The certificate(s) relating to such China Strategic Options is/are enclosed herewith for the China Strategic's cancellation[3].

Dated this ____________ day of ____________, 2003

____
Signature of the
abovenamed holder of China Strategic Options

Notes:

1. Please insert full name and address in BLOCK CAPITALS.

2. Please insert the number of China Strategic Shares in respect of which the China Strategic Options to subscribe is to be surrendered for cancellation. If no number is inserted or a number in excess of your registered holding of China Strategic Options is inserted, you will be deemed to have accepted the Option Offer in respect of your entire holding of China Strategic Options.

3. If the number of China Strategic Shares in respect of which the China Strategic Options to subscribe is to be surrendered for cancellation is less than that under the China Strategic Option certificate(s) lodged, China Strategic will provide a certificate in relation to the balance of the China Strategic Options to the person lodging the same.

4. The completed form of renunciation and acceptance, together with the relevant China Strategic Option certificate(s) for the whole of your holding of China Strategic Options, or for the number of China Strategic Options in respect of which you accept the Option Offer, should be sent by post or by hand to the company secretary of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, in an envelope marked "China Strategic Option Offer", as soon as possible but in any event not later than 4:00 p.m. on Tuesday, 26 August 2003, or such later date as the Offerors may determine and announce. No acknowledgement of receipt of any form of renunciation and acceptance and China Strategic Option certificate(s) will be given.

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

（於香港註冊成立之有限公司）

粉紅色放棄及接納中策購股權表格

務請　閣下立即處理本表格。　閣下如對本表格任何方面有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

本表格所採用之詞語與就有關滙富証券有限公司（「滙富証券」）代表Calisan Developments Limited及威倫有限公司（「收購人」）提出之強制性有條件現金收購建議，以收購中策集團有限公司（「中策」）全部已發行股份及尚未行使之認股權證（已由收購人及與彼等一致行動之人士擁有者除外）及註銷所有尚未行使之中策購股權（「購股權收購建議」）而於二零零三年七月二十九日刊發之收購建議文件所界定之詞語具有相同涵義。

致：收購人
　　中策
　　滙富証券

本人 ______________________________ 為 ____

____

茲接納滙富証券代表收購人按每份中策購股權0.001港元之價格提出之購股權收購建議，並同意註銷本人所獲授可在截至二零零五年一月十七日止期間內任何時間，按認購價每股中策股份3.145港元認購每股面值0.10港元之中策股份 ________________ [2]股之中策購股權。茲隨本表格附上該等中策購股權之證書供中策註銷[3]。

日期：二零零三年 ________ 月 ________ 日

____

上述中策購股權持有人簽署

附註：

1. 請以**正楷**填上全名及地址。

2. 請填上交出註銷之中策購股權可認購之中策股份數目。倘無填上數目或所填上之數目較　閣下登記持有之中策購股權數目為高者，則　閣下將被視作已就名下登記持有之全部中策購股權接納購股權收購協議。

3. 倘交出註銷之中策購股權可認購之中策股份數目少於已提交之中策購股權證書所示可認購之中策股份數目，則中策將向提交有關中策購股權證書之人士提供有關差額中策購股權之證書。

4. 填妥之放棄及接納表格，連同　閣下所持之全部中策購股權之有關中策購股權證書或　閣下擬接納購股權收購建議之中策購股權數目之有關中策購股權證書，須放入信封面註有「中策購股權收購建議」字樣之信封內，盡早寄抵或親身送交香港九龍觀塘鴻圖道51號保華企業中心8樓中策之公司秘書收啟，惟無論如何最遲須於二零零三年八月二十六日（星期二）或由收購人決定及公佈之較後日期下午四時正前送達。閣下交回任何放棄及接納表格及中策購股權證書後不會獲發任何收訖通知。

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

FORM OF ACCEPTANCE AND TRANSFER IN RESPECT OF THE WARRANT OFFER

To: Kingsway SW Securities and the offerors

1. My/Our execution of the form of acceptance and transfer overleaf (whether or not such form is dated) shall be binding on my/our successors and assignee and shall constitute:

(a) my/our acceptance of the warrant offer made by Kingsway SW Securities on behalf of the offerors, and contained in the offer document for the consideration on China Strategic warrants, and subject to the terms and conditions therein and herein mentioned, in respect of the number of China Strategic warrants specified in the form of acceptance or, if no such number is specified, or a greater number is specified than I/we am/are registered as the holders is specified in respect of all such China Strategic warrants as to which I/we am/are registered as the holders of, in respect of all such China Strategic warrants which I/we am/are registered as the holder(s);

(b) my/our irrevocable authority to the offerors or their agent(s) or such other person or persons as the offerors shall direct for the purpose to collect from China Strategic or the share and warrant registrar on my/our behalf the China Strategic warrant certificate(s) in respect of the China Strategic warrants due to be issued to me/us in accordance with, and against surrender of, the enclosed transfer receipt(s) and/or other document(s) of title (if any) (and/or any satisfactory indemnity or indemnities in respect thereof), which has/have been duly signed by me/us, and to deliver the same to the warrant and warrant registrar and to authorise and instruct the share and warrant registrar to hold such China Strategic warrant certificate(s) on the terms of the warrant offer as if it/they were China Strategic warrant certificate(s) delivered to them together with this form of acceptance;

(c) my/our irrevocable instruction and authority to the offerors or their agent(s) or such other person or persons as the offerors shall direct for the purpose to send a cheque crossed "not negotiable account payee only" drawn in my/our favour for the cash consideration stated below to which I/we shall have become entitled under the terms of the warrant offer after deducting all ad valorem stamp duty payable by me/us in connection with my/our acceptance of the warrant offer, by post at my/our risk to the person(s) named below or, if no name and address, or if more than one name and address, is stated below, to the first-named transferor at the registered address shown in the register of warrantholders of China Strategic;

(Here insert the name and address of the person to whom the cheque is to be sent if different from the registered warrantholders or the first-named of joint registered warrantholders.)

Name: (in block capitals) ....

Address: ....

(d) my/our instruction and authority to the offerors or their agent(s) or such other person or persons as the offerors may direct for the purpose, on my/our behalf, to make and execute the contract note as required by Section 19(1) of the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong) to be made and executed by me/us as the seller(s) of the China Strategic warrants to be sold by me/us under the warrant offer and to cause the same to be stamped and to cause an endorsement to be made on the form of acceptance with the provisions of that Ordinance;

(e) my/our instruction and authority to the offerors or their agent(s) or such other person or persons as the offerors may direct for the purpose to complete and execute any document on my/our behalf including without limitation to insert a date in this form of acceptance or, if I/we or any other person shall have inserted a date, to delete such date and insert another date and to do any other act that may be necessary or expedient for the purpose of vesting in the offerors or such person or persons as it may direct my/our China Strategic warrants to be sold by me/us under the warrant offer;

(f) my/our undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary or desirable to transfer my/our, said China Strategic warrants to the offerors or such person or persons as it may direct with all rights attached or accuring thereto on or after the date of the joint announcement and free from all liens, charges, equities, encumbrances, rights of pre-emption and any other third party rights of any nature;

(g) my/our agreement to ratify each and every act or thing which may be done or effected by the offerors or their agent(s) or such person or persons as the offerors may direct on the exercise of any of the authorities contained herein; and

(h) my/our appointment of Kingsway SW Securities and/or the offerors as my/our attorney in respect of all the China Strategic warrants to which this acceptance relates, such power of attorney to take effect from the date and time on which the warrant offer becomes unconditional in all respects and thereafter be irrevocable.

2. In the event that the warrant offer does not become unconditional or my/our acceptance is not valid, or is treated as invalid, in accordance with the terms of the warrant offer, all instructions, authorisations and undertakings contained in paragraph 1 above shall cease, in which event, I/we authorise and request you to return to me/us my/our China Strategic warrants certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any indemnity or indemnities in respect thereof), together with this form of acceptance duly cancelled by post at my/our risk to the person name above or, if no name and address is stated, to me or the first-named of us (in the case of joint registered warrantholders) at the registered address shown in the register of warrantholders of China Strategic.

Note: Where we have sent one or more transfer receipt(s) and in the meantime the relevant China Strategic warrant certificate(s) has/have been collected by the offerors or their agent(s) or such other person or persons as the offerors shall direct for the purpose from China Strategic or the share and warrant registrar on your behalf, we shall be sent such China Strategic warrant certificate(s) in lieu of the transfer receipt(s).

3. I/We enclose the relevant China Strategic warrant certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or satisfactory indemnity or indemnities in respect thereof) for the whole/part of my/our holding of China Strategic warrants which are to be held by you on the terms of the warrant offer. I/We understand that no acknowledgement of receipt of any form of acceptance of China Strategic warrant certificate(s) or transfer receipt(s) and/or any other document(s) of title (and/or any indemnity or indemnities in respect thereof) will be given.

4. I/we acknowledge that, save as expressly provided in the offer document, all acceptances, instructions, authorities and undertakings hereby given shall be irrevocable.

THIS FORM OF ACCEPTANCE AND TRANSFER ("FORM OF ACCEPTANCE") IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of this form of acceptance or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your warrants ("China Strategic warrants") of China Strategic Holdings Limited ("China Strategic"), you should at once hand this form of acceptance and the accompanying offer document dated 29 July 2003 (the "offer document") to the purchaser(s) or transferee(s) or to the bank manager, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this form of acceptance, which forms part of the offer document, or makes representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this form of acceptance.

The making of the warrant offer (as defined below) to certain persons residing in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. If you are a citizen or resident of a jurisdiction outside Hong Kong, you should inform yourself about and observe any and all applicable legal requirements. It is your responsibility if you wish to accept the warrant offer to satisfy yourself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consent which may be required and compliance with other necessary formalities or legal requirements and the payment of any transfer or other taxes due in respect of such jurisdiction.

HOW TO COMPLETE THIS FORM OF ACCEPTANCE

1. To accept the conditional cash offer (the "warrant offer") made by Kingsway SW Securities Limited ("Kingsway SW Securities") on behalf of Calisan Developments Limited and Well Orient Limited (the "offerors") to acquire your China Strategic warrants at a cash price of HK$0.001 per China Strategic warrant, you should complete the from of acceptance overleaf and forward this entire form, together with the relevant China Strategic warrant certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for the whole of your holding of China Strategic warrants, or for not less than such number of China Strategic warrants in respect of which you wish to accept the warrants offer, by post or by hand, marked "China Strategic Warrant Offer" on the envelope, to **Standard Registrars Limited, Ground Floor Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (the "share and warrant registrar") so as to arrive as soon as possible, but in any event by 4:00 p.m. on Tuesday, 26 August 2003 or such other time and/or date as the offerors may determine and announce)**. All words and expressions defined in the offer document shall, unless the context otherwise requires, have the same meanings when used in this form of acceptance.

2. You are required to insert the total number of China Strategic warrants for which the warrant offer is accepted. If no number is inserted on this form of acceptance which you return to the share and warrant registrar or a greater number is specified than your registered holding of China Strategic warrants, you will be deemed to have accepted the warrant offer in respect of your entire registered holding of China Strategic warrants.

3. If this form of acceptance is not completed strictly in accordance with the instructions set out in this form of acceptance, the offerors reserve the right to treat this form of acceptance as valid to the extent that it may deem this form of acceptance to have been completed in accordance with such instructions as may appear to the offerors to be your intentions.

PERSONAL DATA

Personal Information Collection Statement

The main provisions of the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the "Ordinance") came into effect in Hong Kong on 20 December 1996. This personal information collection statement informs you of the policies and practices of the offerors and the share and warrant registrar in relation to personal data and the Ordinance.

1. Reasons for the collection of your personal data

To accept the warrant offer for your China Strategic warrants, you must provide the latest correct personal data requested. Failure to supply the requested data may result in the processing of your acceptance *being rejected or delayed and, or, inability of the offeror or the share and warrant registrar to effect transfer of your China Strategic warrants for which the warrant offer is accepted or despatch of remittances.*

2. Purposes

The personal data which you provide on this form may be used, held and/or stored (by whatever means) for the following purposes:

- processing your acceptance and verification of compliance with the terms and application procedures set out in the offer document and this form of acceptance.
- registering transfers of the China Strategic warrants out of the names of holders of China Strategic warrants including, where applicable, the name of HKSCC Nominees Limited;
- maintaining or updating the relevant register of holders of the China Strategic warrants;
- conducting or assisting to conduct signature verifications, and any other verification or exchange of information;
- distributing communications from the offerors and/or their respective subsidiaries or agents such as financial adviser and the share and warrant registrar;
- compiling statistical code information and China Strategic warrantholder profiles;
- making disclosure as required by laws, rules or regulations (whether statutory or otherwise);
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable the offerors and the share and warrant registrar to discharge their obligations to holders of China Strategic warrants and/or regulators and any other purposes to which the China Strategic warrantholders may from time to time agree to or be informed of.

3. Transfer of personal data

The personal data provided to this form will be kept confidential but the offerors and share and warrant registrar may, to the extent necessary for achieving the purposes above or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and, in particular, they may disclose, obtain and transfer (whether within or outside Hong Kong) such personal data to, from or with any and all of the following persons and entities:

- the offerors, their respective subsidiaries and/or agent(s), such as financial adviser and the share and warrant registrar;
- any agents, contractors or third parties service providers who offer administrative, telecommunications, computer, payment or other services to the share and warrant registrar, in connection with the operation of its business;

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

有關認股權證收購建議之接納及過戶表格

致：滙富証券及收購人

1. 本人／吾等簽署背頁之接納及過戶表格（無論該表格是否已註明日期）對本人／吾等之承繼人及受委任人亦有約束力，亦即表示：

   (a) 本人／吾等接納由滙富証券代表收購人提出並載於收購建議文件之認股權證收購建議，以上述代價並按收購建議文件及本接納表格所載條款及條件於收購接納表格中所註明之中策認股權證總數；如未有註明中策認股權證數目或所註明之中策認股權證數目較本人／吾等名下登記持有之全部中策認股權證數目為高者，則表示接納收購本人／吾等名下登記持有之全部該等中策認股權證數目。

   (b) 本人／吾等不可撤回地授權收購人及／或彼等之代理人或由收購人任命之其他人士代表本人／吾等憑出示經本人／吾等正式簽署之隨附過戶收據及／或其他所有權文件（如有）（及／或任何合格之有關彌償保證），向中策或股份及認股權證過戶登記處領取本人／吾等應得之中策認股權證證書，並將有關中策認股權證之認股權證證書送交股份及認股權證過戶登記處，且授權及指示股份及認股權證過戶登記處根據股份收購建議之條款及條件並在其規限下持有該等中策認股權證證書，猶如該等中策認股權證證書已連同本接納表格一併送交收購人及／或彼等之代理人或由收購人任命之其他人士無異；

   (c) 本人／吾等不可撤回地指示及授權收購人或彼等之代理人或由收購人任命之其他人士就本人／吾等根據認股權證收購建議之條款而應得之現金代價，在扣除本人／吾等就本人／吾等因接納認股權證收購建議而應支付之一切從價印花稅後，以「不得轉讓—只准入抬頭人賬戶」方式並以本人／吾等為抬頭人劃線開出支票，以普通郵遞方式寄予下欄填上姓名之人士。如無於下欄填上姓名或地址或在下欄填上之姓名及地址不止一人，則按中策之認股權證持有人名冊所載之有關登記地址寄予排名首位之人士，郵誤風險概由本人／吾等承擔；

      （如應收取支票人士並非中策之登記認股權證持有人或排名首位之聯名登記認股權證持有人，則請在本欄填上應收取支票人士之姓名及地址。）

      姓名：（請用正楷填寫） ……………………………………………………

      地址： ……………………………………………………

   (d) 本人／吾等指示及授權收購人或彼等之代理人或由收購人任命之其他人士代表本人／吾等以根據認股權證收購建議出售中策認股權證之賣方身份，訂立及簽署香港法例第117章印花稅條例第19(1)條所規定須訂立及簽署之合約票據，並按該條例之規定繳付印花稅及安排批准接納表格；

   (e) 本人／吾等指示及授權收購人或彼等之代理人或由收購人任命之其他人士代表本人／吾等填妥、更改及簽署任何與本人／吾等接納認股權證收購建議有關之文件，包括（但不限於）在本接納表格上填上日期，或如本人／吾等或其他人士已填上日期，則可刪去該日期，然後另行填上日期，以及採取任何其他必須或適當之行動，藉此將本人／吾等根據認股權證收購建議出售之中策認股權證轉歸收購人或其任命之人士所有；

   (f) 本人／吾等承諾在必須或適當時進一步簽署文件及辦理其他手續及事項，以確保本人／吾等轉讓予收購人或由收購人任命之人士之中策認股權證附有於聯合公佈刊登日期或其後之全部附帶或應計權利，而概不附帶任何留置權、抵押、衡平權、產權負擔、優先購買權及任何其他第三者權利（不論屬何種性質）；

   (g) 本人／吾等同意追認可由收購人或彼等之代理人或由收購人任命之其他人士在行使本接納表格所載之任何權力時所辦理或進行之各項及一切手續或事項；及

   (h) 本人／吾等委任滙富証券及／或收購人就本人／吾等接納認股權證收購建議之所有中策認股權證擔任本人／吾等之授權代理，此項授權由認股權證收購建議成為無條件之日期及時間開始，在各方面均不可撤回。

2. 倘根據認股權證收購建議之條款，認股權證收購建議不能成為無條件或本人／吾等之接納乃屬無效或被視作無效，則上文第1段所載之一切指示、授權及承諾均會終止，而在該等情況下，本人／吾等授權並懇請　閣下將本人／吾等之中策認股權證證書及／或過戶收據及／或任何其他所有權文件（及／或任何合格之有關彌償保證），連同已正式註銷之本接納表格一併寄回上文列名之人士，如無填上姓名及地址，則按中策之認股權證持有人名冊所示之登記地址寄回本人或（如屬聯名登記認股權證持有人）吾等中排名首位之人士，郵誤風險概由本人／吾等承擔。

   附註：倘本人／吾等交回一份或多份過戶收據，而同時收購人或彼等之代理人或由收購人任命之其他人士已代表　閣下向中策或股份及認股權證過戶登記處領取有關之中策認股權證證書，則本人／吾等只會獲寄回此等中策認股權證證書而非過戶收據。

3. 本人／吾等茲附上本人／吾等持有之全部／部分中策認股權證之有關中策認股權證證書及／或過戶收據及／或任何其他所有權文件（及／或任何合格之有關彌償保證），由　閣下按認股權證收購建議之條款及條件予以持有。本人／吾等明瞭本人／吾等不會獲發任何有關接納表格或中策認股權證證書及／或任何其他所有權文件（及／或任何合格之有關彌償保證）之收訖通知。

4. 本人／吾等明瞭，除在收購建議文件內明確規定外，所有由本人／吾等就此而作出之接納、指示、授權及承諾均不可撤回。

本接納及過戶表格（「接納表格」）乃重要文件，請即處理。　閣下如對本接納表格任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中策集團有限公司（「中策」）認股權證（「中策認股權證」）全部售出或轉讓，應立即將本接納表格連同隨附而日期為二零零三年七月二十九日之收購建議文件（「收購建議文件」）送交買主或承讓人，或經手買賣或轉讓之銀行經理、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本接納表格（本接納表格為收購建議文件之一部份）之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本接納表格全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

收購人向居於香港以外之司法權區之若干人士提呈認股權證收購建議（定義見下文）或會受到有關司法權區之法例所影響。倘　閣下身為香港以外之司法權區之市民或居民，　閣下應自行了解及遵守任何及一切適用之法律規定。倘　閣下擬接納認股權證收購建議，　閣下應自行負責全面遵守有關司法權區之有關法例，包括獲得任何必須之政府機關、外滙管制或其他監管機構之同意及遵照與辦妥其他必須之法例規定及正式手續及支付有關司法權區內應付之任何過戶費用或其他稅項。

如何填寫本接納表格

1. 滙富証券有限公司（「滙富証券」）現代表Calisan Developments Limited及威倫有限公司（「收購人」）提出以現金價格每份中策認股權證0.001港元收購　閣下之中策認股權證之有條件現金收購建議（「認股權證收購建議」）。　閣下如欲接納認股權證收購建議，應填妥及簽署背頁之接納表格，然後將本表格整份連同以本接納表格接納認股權證收購建議之有關中策認股權證證書及／或過戶收據及／或任何其他所有權文件（及／或任何合格之有關彌償保證）（應代表　閣下之中策認股權證總數，或不少於　閣下擬接納認股權證收購建議之中策認股權證數目），以郵遞或面呈之方式，以信封上註明「中策認股權證收購建議」之信封，盡早寄抵或送達**標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下（「股份及認股權證過戶登記處」），惟無論如何最遲須於二零零三年八月二十六日星期二下午四時正或之前或由收購人決定及公佈之其他時間及／或日期寄抵或送達**。除非文義另有所指，否則收購建議文件所界定之一切文字及詞語與本接納表格所採用者具有相同涵義。

2. 務請　閣下填上接納認股權證收購建議之中策認股權證總數。如　閣下交回股份及認股權證過戶登記處之本接納表格上並無詳列數額或所列數額超出　閣下名下登記之中策認股權證數目時，則　閣下將被視為就　閣下名下之全部已登記持有之中策認股權證接納認股權證收購建議。

3. 倘本接納表格未曾嚴格遵照本接納表格印列之指示填妥，收購人保留權利，可將本接納表格當作有效，猶如本接納表格已根據收購人所意會之　閣下意願遵照有關指示填妥。

個人資料

個人資料收集聲明

香港法例第486章之個人資料（私隱）條例（「該條例」）之主要規定於一九九六年十二月二十日在香港開始生效。編製本個人資料收集聲明之目的乃旨在向　閣下提供收購人及股份及認股權證過戶登記處有關個人資料及該條例之政策及常規。

1. **收集　閣下之個人資料之原因**

   如擬就　閣下之中策認股權證接納認股權證收購建議，務請　閣下提供所需之最新準確個人資料。如未能提供所需資料，則可能會導致　閣下之接納手續不予受理或被延誤及／或導致收購人或股份及認股權證過戶登記處無法把　閣下已接納認股權證收購建議之有關中策認股權證過戶或寄出付款支票。

2. **用途**

   閣下在本表格內提供之個人資料或會基於下列原因被使用、持有及／或儲存（不論以何種方式）：

   - 辦理　閣下之接納手續及查證是否有遵照收購建議文件及本接納表格所載之條款及申請程序；
   - 辦理將持有中策認股權證之人士（在適用之情況下，包括以香港中央結算代理人有限公司之名義持有）名下之中策認股權證過戶往他人名下之手續；
   - 存置及更新有關之中策認股權證持有人名冊內之資料；
   - 進行或協助進行簽名式樣校證，及任何其他校證或交換資料；
   - 由收購人及／或彼等各自之附屬公司或代理人（例如財務顧問及股份及認股權證過戶登記處）發放訊息；
   - 編製統計資料及中策認股權證持有人簡歷；
   - 遵照法例、法規或規則（不論是否法定）作出披露；
   - 為進行索償或查證擁有權而披露有關資料；及
   - 與上述各項有關之任何其他附帶及關連用途及／或協助收購人及股份及認股權證過戶登記處履行彼等對持有中策認股權證之人士之責任及／或遵守規定及中策認股權證持有人不時同意提供資料或接收資料之任何其他用途。

3. **移交個人資料**

   本接納表格所提供之個人資料將會保密，惟收購人及股份及認股權證過戶登記處可在必需達成上述所有或任何目的時，作出彼等認為必需之查詢，以便確定所提供之個人資料之準確性，及繼而可將該等個人資料與下列任何或所有之人士或機構互相披露、提取及移交（無論在香港境內或境外）：

   - 收購人、彼等各自之附屬公司及／或代理人（例如財務顧問及股份及認股權證過戶登記處）；
   - 向股份及認股權證過戶登記處就其業務營運而提供行政、電子通訊、電腦、付款或其他服務之任何代理、承包商或第三者服務供應商；
   - 與　閣下進行買賣或擬進行買賣之任何其他人士或機構（如　閣下之銀行、律師、會計師或股票經紀）；及
   - 收購人或股份及認股權證過戶登記處在當時情況下認為必須或適宜之任何其他人士。

閣下簽署本接納表格即表示上文已完全獲得　閣下同意。

4. **存取及更改個人資料**

   該條例授權　閣下有權就確定收購人或股份及認股權證過戶登記處是否持有　閣下之個人資料而提取該等資料之副本及更正任何不確之資料。根據該條例，收購人及股份及認股權證過戶登記處有權就處理任何存取資料要求而收取合理費用。所有關於存取資料或更正資料或提供有關政策、常規及資料類別之要求，應向收購人之董事會或股份及認股權證過戶登記處之私隱條例執行主任（視情況而定）提出。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)
(於香港註冊成立之有限公司)

YELLOW FORM OF ACCEPTANCE AND TRANSFER OF WARRANTS OF CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司之認股權證之黃色接納及過戶表格

All part to be completed 每項均須填妥

Share and warrant registrar: Standard Registrars Limited
股份及認股權證過戶登記處：標準證券登記有限公司

Ground Floor Bank of East Asia Harbour View Centre
56 Gloucester Road
Wahchai
Hong Kong
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

Insert the total number of China Strategic warrants for which the warrant offer is accepted. If no number is inserted or a greater number is specified than your registered holding of China Strategic warrants on this form which you return to the share and warrant registrar, you will be deemed to have accepted the warrant offer in respect of your entire registered holding of China Strategic warrants.

請填上接納認股權證收購建議之中策認股權證總數，如 閣下交回股份及認股權證過戶登記處的本表格上列並無詳列數額或所數額超出 閣下名下之中策認股權證數目時，則 閣下將被視為就 閣下名下之全部已登記持有之中策認股權證接納認股權證收購建議。

FOR THE CONSIDERATION stated below the "transferor(s)" named below hereby transfer(s) to the "transferees" named below the warrants of China Strategic Holdings Limited specified below:
下列之「轉讓人」現按下列代價，將以下註明中策集團有限公司之認股權證轉讓予下列之「承讓人」：

Number of warrants of China Strategic Holdings Limited 中策集團有限公司之認股權證數目	FIGURES 數目	WORDS 大寫
Certificate number(s) 認股權證證書號碼		
TRANSFER FROM TRANSFEROR(S) name(s) and address(es) in full 轉讓人全名及地址 (EITHER TYPEWRITTEN OR WRITTEN IN BLOCK CAPITALS) (請用打字機或正楷填寫)	Surname(s) 姓氏	Other name(s) 名字
	Registered address(es) 登記地址	
		Telephone number(s) 電話號碼：
CONSIDERATION 代價	HK$0.001 in cash per unit of warrant of China Strategic Holdings Limited 中策集團有限公司每份認股權證為現金0.001港元	
TRANSFER TO TRANSFEREES 承讓人	Name 名稱: Calisan Developments Limited Correspondence Address 通訊地址: 31/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong 香港九龍觀塘鴻圖道51號保華企業中心三十一樓 Occupation 職業: Corporation 有限公司 Name 名稱: Well Orient Limited 威倫有限公司 Correspondence Address 通訊地址: 8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong 香港九龍觀塘鴻圖道51號保華企業中心八樓 Occupation 職業: Corporation 有限公司	
PLEASE DO NOT DATE 請勿填寫日期	SIGNED by the parties to this transfer on ______ 轉讓雙方簽署日期	

Signed by the transferor(s) in the presence of:
轉讓人在下列見證人見證下簽署：
SIGNATURE OF WITNESS 見證人簽署

Address 地址

Occupation 職業

Signature(s) of transferor(s)
轉讓人簽署

ALL JOINT HOLDERS MUST SIGN HERE
所有聯名持有人均須於本欄個別簽署

Do not complete 請勿填寫本欄

Signed by the transferees in the presence of:
承讓人在下列見證人見證下簽署：
SIGNATURE OF WITNESS 見證人簽署

Address 地址

Occupation 職業

For and on behalf of 代表
Calisan Developments Limited and Well Orient Limited
Calisan Developments Limited及威倫有限公司

Signature on behalf of transferee(s)
代表承讓人簽署

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

FORM OF ACCEPTANCE AND TRANSFER IN RESPECT OF THE SHARE OFFER

To: Kingsway SW Securities and the offerors

1. My/Our execution of the form of acceptance and transfer overleaf (whether or not such form is dated) shall be binding on my/our successors and assignee and shall constitute:
   (a) my/our acceptance of the share offer made by Kingsway SW Securities on behalf of the offerors, and contained in the offer document for the consideration on China Strategic shares, and subject to the terms and conditions therein and herein mentioned, in respect of the number of China Strategic shares specified in the form of acceptance or, if no such number is specified, or a greater number is specified than I/we am/are registered as the holders is specified in respect of all such China Strategic shares as to which I/we am/are registered as the holders of, in respect of all such China Strategic shares which I/we am/are registered as the holder(s);
   (b) my/our irrevocable authority to the offerors or their agent(s) or such other person or persons as the offerors shall direct for the purpose to collect from China Strategic or the share and warrant registrar on my/our behalf the China Strategic share certificate(s) in respect of the China Strategic shares due to be issued to me/us in accordance with, and against surrender of, the enclosed transfer receipt(s) and/or other document(s) of title (if any) (and/or any satisfactory indemnity or indemnities in respect thereof), which has/have been duly signed by me/us, and to deliver the same to the share and warrant registrar and to authorise and instruct the share and warrant registrar to hold such China Strategic share certificate(s) on the terms of the share offer as if it/they were China Strategic share certificate(s) delivered to them together with this form of acceptance;
   (c) my/our irrevocable instruction and authority to the offerors or their agent(s) or such other person or persons as the offerors shall direct for the purpose to send a cheque crossed "not negotiable account payee only" drawn in my/our favour for the cash consideration stated below to which I/we shall have become entitled under the terms of the share offer after deducting all ad valorem stamp duty payable by me/us in connection with my/our acceptance of the share offer, by post at my/our risk to the person(s) named below or, if no name and address, or if more than one name and address, is stated below, to the first-named transferor at the registered address shown in the register of members of China Strategic;

      (Here insert the name and address of the person to whom the cheque is to be sent if different from the registered shareholder or the first-named of joint registered shareholders.)

      Name: (in block capitals) ....

      Address: ....
   (d) my/our instruction and authority to the offerors or their agent(s) or such other person or persons as the offerors may direct for the purpose, on my/our behalf, to make and execute the contract note as required by Section 19(1) of the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong) to be made and executed by me/us as the seller(s) of the China Strategic shares to be sold by me/us under the share offer and to cause the same to be stamped and to cause an endorsement to be made on the form of acceptance with the provisions of that Ordinance;
   (e) my/our instruction and authority to the offerors or their agent(s) or such other person or persons as the offerors may direct for the purpose to complete and execute any document on my/our behalf including without limitation to insert a date in this form of acceptance or, if I/we or any other person shall have inserted a date, to delete such date and insert another date and to do any other act that may be necessary or expedient for the purpose of vesting in the offerors or such person or persons as it may direct my/our China Strategic shares to be sold by me/us under the share offer;
   (f) my/our undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary or desirable to transfer my/our, said China Strategic shares to the offerors or such person or persons as it may direct with all rights attached or accuring thereto on or after the date of the joint announcement and free from all liens, charges, equities, encumbrances, rights of pre-emption and any other third party rights of any nature;
   (g) my/our agreement to ratify each and every act or thing which may be done or effected by the offerors or their agent(s) or such person or persons as the offerors may direct on the exercise of any of the authorities contained herein; and
   (h) my/our appointment of Kingsway SW Securities and/or the offerors as my/our attorney in respect of all the China Strategic shares to which this acceptance relates, such power of attorney to take effect from the date and time on which the share offer becomes unconditional in all respects and thereafter be irrevocable.
2. In the event that the share offer does not become unconditional or my/our acceptance is not valid, or is treated as invalid, in accordance with the terms of the share offer, all instructions, authorisations and undertakings contained in paragraph 1 above shall cease, in which event, I/we authorise and request you to return to me/us my/our China Strategic share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any indemnity or indemnities in respect thereof), together with this form of acceptance duly cancelled by post at my/our risk to the person name above or, if no name and address is stated, to me or the first-named of us (in the case of joint registered shareholders) at the registered address shown in the register of members of China Strategic.

   Note: Where we have sent one or more transfer receipt(s) and in the meantime the relevant China Strategic share certificate(s) has/have been collected by the offerors or their agent(s) or such other person or persons as the offerors shall direct for the purpose from China Strategic or the share and warrant registrar on your behalf, we shall be sent such China Strategic share certificate(s) in lieu of the transfer receipt(s).
3. I/We enclose the relevant China Strategic share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or satisfactory indemnity or indemnities in respect thereof) for the whole/part of my/our holding of China Strategic shares which are to be held by you on the terms of the share offer. I/We understand that no acknowledgement of receipt of any form of acceptance of China Strategic share certificate(s) or transfer receipt(s) and/or any other document(s) of title (and/or any indemnity or indemnities in respect thereof) will be given.
4. I/we acknowledge that, save as expressly provided in the offer document, all acceptances, instructions, authorities and undertakings hereby given shall be irrevocable.

THIS FORM OF ACCEPTANCE AND TRANSFER ("FORM OF ACCEPTANCE") IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of this form of acceptance or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares of HK$0.10 each ("China Strategic share") in China Strategic Holdings Limited ("China Strategic"), you should at once hand this form of acceptance and the accompanying offer document dated 29 July 2003 (the "offer document") to the purchaser(s) or transferee(s) or to the bank manager, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this form of acceptance, which forms part of the offer document, or makes representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this form of acceptance.

The making of the share offer (as defined below) to certain persons residing in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. If you are a citizen or resident of a jurisdiction outside Hong Kong, you should inform yourself about and observe any and all applicable legal requirements. It is your responsibility if you wish to accept the share offer to satisfy yourself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consent which may be required and compliance with other necessary formalities or legal requirements and the payment of any transfer or other taxes due in respect of such jurisdiction.

HOW TO COMPLETE THIS FORM OF ACCEPTANCE

1. To accept the conditional cash offer (the "share offer") made by Kingsway SW Securities Limited ("Kingsway SW Securities") on behalf of Calisan Developments Limited and Well Orient Limited (the "offerors") to acquire your China Strategic shares at a cash price of HK$0.139 per China Strategic share, you should complete the from of acceptance overleaf and forward this entire form, together with the relevant China Strategic share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for the whole of your holding of China Strategic shares, or for not less than such number of China Strategic shares in respect of which you wish to accept the share offer, by post or by hand, marked "China Strategic Share Offer" on the envelope, to **Standard Registrars Limited, Ground Floor Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (the "share and warrant registrar") so as to arrive as soon as possible, but in any event by 4:00 p.m. on Tuesday, 26 August 2003 or such other time and/or date as the of offerors may determine and announce).** All words and expressions defined in the offer document shall, unless the context otherwise requires, have the same meanings when used in this form of acceptance.
2. You are required to insert the total number of China Strategic shares for which the share offer is accepted. If no number is inserted on this form of acceptance which you return to the share and warrant registrar or a greater number is specified than your registered holding of China Strategic shares, you will be deemed to have accepted the share offer in respect of your entire registered holding of China Strategic shares.
3. If this form of acceptance is not completed strictly in accordance with the instructions set out in this form of acceptance, the offerors reserve the right to treat this form of acceptance as valid to the extent that it may deem this form of acceptance to have been completed in accordance with such instructions as may appear to the offerors to be your intentions.

PERSONAL DATA

Personal Information Collection Statement

The main provisions of the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the "Ordinance") came into effect in Hong Kong on 20 December 1996. This personal information collection statement informs you of the policies and practices of the offerors and the share and warrant registrar in relation to personal data and the Ordinance.

1. Reasons for the collection of your personal data

To accept the share offer for your China Strategic shares, you must provide the latest correct personal data requested. Failure to supply the requested data may result in the processing of your acceptance being rejected or delayed and, or, inability of the offeror or the share and warrant registrar to effect transfer of your China Strategic shares for which the share offer is accepted or despatch of remittances.

2. Purposes

The personal data which you provide on this form may be used, held and/or stored (by whatever means) for the following purposes:

- processing your acceptance and verification of compliance with the terms and application procedures set out in the offer document and this form of acceptance.
- registering transfers of the China Strategic shares out of the names of holders of China Strategic shares including, where applicable, the name of HKSCC Nominees Limited;
- maintaining or updating the relevant register of holders of the China Strategic shares;
- conducting or assisting to conduct signature verifications, and any other verification or exchange of information;
- distributing communications from the offerors and/or their respective subsidiaries or agents such as financial adviser and the share and warrant registrar;
- compiling statistical code information and China Strategic shareholder profiles;
- making disclosure as required by laws, rules or regulations (whether statutory or otherwise);
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable the offerors and the share and warrant registrar to discharge their obligations to holders of China Strategic shares and/or regulators and any other purposes to which the China Strategic shareholders may from time to time agree to or be informed of.

3. Transfer of personal data

The personal data provided to this form will be kept confidential but the offerors and share and warrant registrar may, to the extent necessary for achieving the purposes above or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and, in particular, they may disclose, obtain and transfer (whether within or outside Hong Kong) such personal data to, from or with any and all of the following persons and entities:

- the offerors, their respective subsidiaries and/or agent(s), such as financial adviser and the share and warrant registrar;
- any agents, contractors or third parties service providers who offer administrative, telecommunications, computer, payment or other services to the share and warrant registrar, in connection with the operation of its business;
- any other persons or institutions with which you have or propose to have dealings, such as your bankers, solicitors, accountants or stockbrokers; and
- any other persons whom the offerors or the share and warrant registrar considers to be necessary or desirable in the circumstances.

BY SIGNING THIS FORM OF ACCEPTANCE, YOU AGREE TO ALL OF THE ABOVE.

4. Access and correction of personal data

The Ordinance provides you with rights to ascertain whether the offerors or the share and warrant registrar hold your personal data, to obtain a copy of that data, and to correct any data that is incorrect. In accordance with the Ordinance, the offerors and the share and warrant registrar have the right to charge a reasonable fee for the processing of any data access requests. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the board of directors of the offerors or the privacy compliance officer of the share and warrant registrar (as the case may be).

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(於香港註冊成立之有限公司)

有關股份收購建議之接納及過戶表格

致：滙富証券及收購人

1. 本人／吾等簽署背頁之接納及過戶表格(無論該表格是否已註明日期)對本人／吾等之承繼人及受委任人亦有約束力，亦即表示：

   (a) 本人／吾等接納由滙富証券代表收購人提出並載於收購建議文件之股份收購建議，以上述代價並按收購建議文件及本接納表格所載條款及條件於收購接納表格中所註明之中策股份總數；如未有註明中策股份數目或所註明之中策股份數目較本人／吾等名下登記持有之全部中策股份數目為高者，則表示接納收購本人／吾等名下登記持有之全部該等中策股份數目。

   (b) 本人／吾等不可撤回地授權收購人及／或彼等之代理人或由收購人任命之其他人士代表本人／吾等憑出示經本人／吾等正式簽署之隨附過戶收據及／或其他所有權文件(如有)(及／或任何合格之有關彌償保證)，向中策或股份及認股權證過戶登記處領取本人／吾等應得之中策股票，並將有關中策股票送交股份及認股權證過戶登記處，且授權及指示股份及認股權證過戶登記處根據股份收購建議之條款及條件並在其規限下持有該等中策股票，猶如該等中策股票已連同本接納表格一併送交收購人及／或彼等之代理人或由收購人任命之其他人士無異；

   (c) 本人／吾等不可撤回地指示及授權收購人或彼等之代理人或由收購人任命之其他人士就本人／吾等根據股份收購建議之條款而應得之現金代價，在扣除本人／吾等就本人／吾等因接納股份收購建議而應支付之一切從價印花稅後，以「不得轉讓—只准入抬頭人賬戶」方式並以本人／吾等為抬頭人劃線開出支票，以普通郵遞方式寄予下欄填上姓名之人士。如無於下欄填上姓名或地址或在下欄填上之姓名及地址不止一人，則按中策之股東名冊所載之有關登記地址寄予排名首位之人士，郵誤風險概由本人／吾等承擔；

   (如應收取支票人士並非中策之登記股東或排名首位之聯名登記股東，則請在本欄填上應收取支票人士之姓名及地址。)

   姓名：(請用正楷填寫) ....

   地址： ....

   (d) 本人／吾等指示及授權收購人或彼等之代理人或由收購人任命之其他人士代表本人／吾等以根據股份收購建議出售中策股份之賣方身份，訂立及簽署香港法例第117章印花稅條例第19(1)條所規定須訂立及簽署之合約票據，並按該條例之規定繳付印花稅及安排批准接納表格；

   (e) 本人／吾等指示及授權收購人或彼等之代理人或由收購人任命之其他人士代表本人／吾等填妥、更改及簽署任何與本人／吾等接納股份收購建議有關之文件，包括(但不限於)在本接納表格上填上日期，或如本人／吾等或其他人士已填上日期，則可刪去該日期，然後另行填上日期，以及採取任何其他必須或適當之行動，藉此將本人／吾等根據股份收購建議出售之中策股份轉歸收購人或其任命之人士所有；

   (f) 本人／吾等承諾在必須或適當時進一步簽署文件及辦理其他手續及事項，以確保本人／吾等轉讓予收購人或由收購人任命之人士之中策股份附有於聯合公佈刊登日期或其後之全部附帶或應計權利，而概不附帶任何留置權、抵押、衡平權、產權負擔、優先購買權及任何其他第三者權利(不論屬何種性質)；

   (g) 本人／吾等同意追認可由收購人或彼等之代理人或由收購人任命之其他人士在行使本接納表格所載之任何權力時所辦理或進行之各項及一切手續或事項；及

   (h) 本人／吾等委任滙富証券及／或收購人就本人／吾等接納股份收購建議之所有中策股份擔任本人／吾等之授權代理，此項授權由股份收購建議成為無條件之日期及時間開始，在各方面均不可撤回。

2. 倘根據股份收購建議之條款，股份收購建議不能成為無條件或本人／吾等之接納乃屬無效或被視作無效，則上文第1段所載之一切指示、授權及承諾均會終止，而在該等情況下，本人／吾等授權並懇請　閣下將本人／吾等之中策股票及／或過戶收據及／或任何其他所有權文件(及／或任何合格之有關彌償保證)，連同已正式註銷之本接納表格一併寄回上文列名之人士，如無填上姓名及地址，則按中策之股東名冊所示之登記地址寄回本人或(如屬聯名登記股東)吾等中排名首位之人士，郵誤風險概由本人／吾等承擔。

   附註：倘本人／吾等交回一份或多份過戶收據，而同時收購人或彼等之代理人或由收購人任命之其他人士已代表　閣下向中策或股份及認股權證過戶登記處領取有關之中策股票，則本人／吾等只會獲寄回此等中策股票而非過戶收據。

3. 本人／吾等茲附上本人／吾等持有之全部／部分中策股份之有關中策股票及／或過戶收據及／或任何其他所有權文件(及／或任何合格之有關彌償保證)，由　閣下按股份收購建議之條款及條件予以持有。本人／吾等明瞭本人／吾等不會獲發任何有關接納表格或中策股票或過戶收據及／或任何其他所有權文件(及／或任何合格之有關彌償保證)之收訖通知。

4. 本人／吾等明瞭：除在收購建議文件內明確規定外，所有由本人／吾等就此而作出之接納、指示、授權及承諾均不可撤回。

本接納及過戶表格(「接納表格」)乃重要文件，請即處理。　閣下如對本接納表格任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中策集團有限公司(「中策」)每股面值0.10港元之股份(「中策股份」)全部售出或轉讓，應立即將本接納表格連同隨附而日期為二零零三年七月二十九日之收購建議文件(「收購建議文件」)送交買主或承讓人，或經手買賣或轉讓之銀行經理、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本接納表格(本接納表格為收購建議文件之一部份)之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本接納表格全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

收購人向居於香港以外之司法權區之若干人士提呈股份收購建議(定義見下文)或會受到有關司法權區之法例所影響。倘　閣下身為香港以外之司法權區之市民或居民，　閣下應自行了解及遵守任何及一切適用之法律規定。倘　閣下擬接納股份收購建議，　閣下應自行負責全面遵守有關司法權區之有關法例，包括獲得任何必須之政府機關、外滙管制或其他監管機構之同意及遵照與辦妥其他必須之法例規定及正式手續及支付有關司法權區內應付之任何過戶費用或其他稅項。

如何填寫本接納表格

1. 滙富証券有限公司(「滙富証券」)現代表Calisan Developments Limited及威倫有限公司(「收購人」)提出以現金價格每股中策股份0.139港元收購　閣下之中策股份之有條件現金收購建議(「股份收購建議」)。　閣下如欲接納股份收購建議，應填妥及簽署背頁之接納表格，然後將本表格整份連同以本接納表格接納股份收購建議之有關中策股票及／或過戶收據及／或任何其他所有權文件(及／或任何合格之有關彌償保證)(應代表　閣下之中策股份總數，或不少於　閣下擬接納股份收購建議之中策股份數目)，以郵遞或面呈之方式，以信封上註明「中策股份收購建議」之信封，**盡早寄抵或送達標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下(「股份及認股權證過戶登記處」)，惟無論如何最遲須於二零零三年八月二十六日星期二下午四時正或之前或由收購人決定及公佈之其他時間及／或日期寄抵或送達。**除非文義另有所指，否則收購建議文件所界定之一切文字及詞語與本接納表格所採用者具有相同涵義。

2. 務請　閣下填上接納股份收購建議之中策股份總數。如　閣下交回股份及認股權證過戶登記處之本接納表格上並無詳列數額或所列數額超出　閣下名下登記之中策股份數目時，則　閣下將被視為就　閣下名下登記之全部已登記持有之中策股份接納股份收購建議。

3. 倘本接納表格未曾嚴格遵照本接納表格印列之指示填妥，收購人保留權利，可將本接納表格當作有效，猶如本接納表格已根據收購人所意會之　閣下意願遵照有關指示填妥。

個人資料

個人資料收集聲明

香港法例第486章之個人資料(私隱)條例(「該條例」)之主要規定於一九九六年十二月二十日在香港開始生效。編製本個人資料收集聲明之目的乃旨在向　閣下提供收購人及股份及認股權證過戶登記處有關個人資料及該條例之政策及常規。

1. **收集　閣下之個人資料之原因**

   如擬就　閣下之中策股份接納股份收購建議，務請　閣下提供所需之最新準確個人資料。如未能提供所需資料，則可能會導致　閣下之接納手續不予受理或被延誤及／或導致收購人或股份及認股權證過戶登記處無法把　閣下已接納股份收購建議之有關中策股份過戶或寄出付款支票。

2. **用途**

   閣下在本表格內提供之個人資料或會基於下列原因被使用、持有及／或儲存(不論以何種方式)：

   - 辦理　閣下之接納手續及查證是否有遵照收購建議文件及本接納表格所載之條款及申請程序；
   - 辦理將持有中策股份之人士(在適用之情況下，包括以香港中央結算代理人有限公司之名義持有)名下之中策股份過戶往他人名下之手續；
   - 存置及更新有關之中策股份股東名冊內之資料；
   - 進行或協助進行簽名式樣校證，及任何其他校證或交換資料；
   - 由收購人及／或彼等各自之附屬公司或代理人(例如財務顧問及股份及認股權證過戶登記處)發放訊息；
   - 編製統計資料及中策股東簡歷；
   - 遵照法例、法規或規則(不論是否法定)作出披露；
   - 為進行索償或查證擁有權而披露有關資料；及
   - 與上述各項有關之任何其他附帶及關連用途及／或協助收購人及股份及認股權證過戶登記處履行彼等對持有中策股份之人士之責任及／或遵守規定及中策股東不時同意提供資料或接收資料之任何其他用途。

3. **移交個人資料**

   本接納表格所提供之個人資料將會保密，惟收購人及股份及認股權證過戶登記處可在必需達成上述所有或任何目的時，作出彼等認為必需之查詢，以便確定所提供之個人資料之準確性，及繼而可將該等個人資料與下列任何或所有之人士或機構互相披露、提取及移交(無論在香港境內或境外)：

   - 收購人、彼等各自之附屬公司及／或代理人(例如財務顧問及股份及認股權證過戶登記處)；
   - 向股份及認股權證過戶登記處就其業務營運而提供行政、電子通訊、電腦、付款或其他服務之任何代理、承包商或第三者服務供應商；
   - 與　閣下進行買賣或擬進行買賣之任何其他人士或機構(如　閣下之銀行、律師、會計師或股票經紀)；及
   - 收購人或股份及認股權證過戶登記處在當時情況下認為必須或適宜之任何其他人士。

閣下簽署本接納表格即表示上文已完全獲得　閣下同意。

4. **存取及更改個人資料**

   該條例授權　閣下有權就確定收購人或股份及認股權證過戶登記處是否持有　閣下之個人資料而提取該等資料之副本及更正任何不確之資料。根據該條例，收購人及股份及認股權證過戶登記處有權就處理任何存取資料要求而收取合理費用。所有關於存取資料或更正資料或提供有關政策、常規及資料類別之要求，應向收購人之董事會或股份及認股權證過戶登記處之私隱條例執行主任(視情況而定)提出。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)
(於香港註冊成立之有限公司)

WHITE FORM OF ACCEPTANCE AND TRANSFER OF SHARES OF HK$0.10 EACH IN THE SHARE CAPITAL OF CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司股本中每股面值0.10港元之股份之白色接納及過戶表格

All part to be completed 每項均須填妥

Share and warrant registrar: Standard Registrars Limited
股份及認股權證過戶登記處：標準證券登記有限公司

Ground Floor Bank of East Asia Harbour View Centre
56 Gloucester Road
Wahchai
Hong Kong
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

Insert the total number of China Strategic shares for which the share offer is accepted. If no number is inserted or a greater number is specified than your registered holding of China Strategic shares on this form which you return to the share and warrant registrar, you will be deemed to have accepted the share offer in respect of your entire registered holding of China Strategic shares.

請填上接納股份收購建議之中策股份總數，如閣下交回股份及認股權證過戶登記處的本表格上並無詳列數額或所列數額超出閣下名下之中策股份數目時，則閣下將被視為就閣下名下之全部已登記持有之中策股份接納股份收購建議。

FOR THE CONSIDERATION stated below the "transferor(s)" named below hereby transfer(s) to the "transferees" named below the shares of HK$0.10 each in the capital of China Strategic Holdings Limited specified below:
下列之「轉讓人」現按下列代價，將以下註明中策集團有限公司股本中每股面值0.10港元之股份轉讓予下列之「承讓人」：

Number of shares of HK$0.10 each in China Strategic Holdings Limited 中策集團有限公司每股面值0.10港元股份之股份數目	FIGURES 數目	WORDS 大寫
Certificate number(s) 股票號碼		
TRANSFER FROM TRANSFEROR(S) name(s) and address(es) in full 轉讓人 全名及地址 (EITHER TYPEWRITTEN OR WRITTEN IN BLOCK CAPITALS) (請用打字機或正楷填寫)	Surname(s) 姓氏	Other name(s) 名字
	Registered address(es) 登記地址	
		Telephone number(s) 電話號碼：
CONSIDERATION 代價	HK$0.139 in cash for every share of HK$0.10 each in China Strategic Holdings Limited 中策集團有限公司每股面值0.10港元之股份為現金0.139港元	
TRANSFER TO TRANSFEREES 承讓人	Name 名稱 : Calisan Developments Limited Correspondence Address 通訊地址 : 31/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong 香港九龍觀塘鴻圖道51號保華企業中心三十一樓 Occupation 職業 : Corporation 有限公司 Name 名稱 : Well Orient Limited 威倫有限公司 Correspondence Address 通訊地址 : 8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong 香港九龍觀塘鴻圖道51號保華企業中心八樓 Occupation 職業 : Corporation 有限公司	
PLEASE DO NOT DATE 請勿填寫日期	SIGNED by the parties to this transfer on ______________ 轉讓雙方簽署日期	

Signed by the transferor(s) in the presence of:
轉讓人在下列見證人見證下簽署：
SIGNATURE OF WITNESS 見證人簽署

Address 地址

Occupation 職業

Signature(s) of transferor(s)
轉讓人簽署

ALL JOINT HOLDERS MUST SIGN HERE
所有聯名持有人均須於本欄個別簽署

Do not complete 請勿填寫本欄

Signed by the transferees in the presence of:
承讓人在下列見證人見證下簽署：
SIGNATURE OF WITNESS 見證人簽署

Address 地址

Occupation 職業

For and on behalf of 代表
Calisan Developments Limited and Well Orient Limited
Calisan Developments Limited及威倫有限公司

Signature on behalf of transferee(s)
代表承讓人簽署

此乃要件　請即處理

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

閣下如對本文件任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有中策集團有限公司股份及／或認股權證，應立即將本文件連同隨附之白色及粉紅色接納表格送交買主、承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
（錦興集團有限公司）
（於百慕達註冊成立之有限公司）

ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）

滙富集團

滙富証券有限公司

代表

Calisan Developments Limited及威倫有限公司
（分別為保華德祥建築集團有限公司
及錦興集團有限公司
之間接全資附屬公司）
提出強制性有條件現金收購建議，
收購中策全部已發行股份及尚未行使中策認股權證，
（收購人及與彼等一致行動人士
現時擁有之中策股份及中策認股權證除外），
及註銷所有尚未行使中策購股權

錦興集團有限公司及
保華德祥建築集團有限公司之財務顧問

滙富集團

滙富融資有限公司

本文件第5至第14頁載列載有（其中包括）該等收購建議之條款詳情之滙富証券函件。

接納該等收購建議之手續載於本文件第13至14頁及附錄一與隨附之有關接納表格及放棄表格內。接納股份收購建議與認股權證收購建議之文件及接納購股權收購建議之文件，無論如何最遲須於二零零三年八月二十六日下午四時正，或由收購人決定及公佈之較後時間及或日期之前，送交標準證券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）（就股份收購建議及認股權證收購建議）及中策之公司秘書（地址為香港九龍觀塘鴻圖道51號保華企業中心8樓中策辦公室）（就購股權收購建議），方為有效。

二零零三年七月二十九日

目　錄

	頁次
預期時間表	1
釋義	2
滙富証券函件	5
附錄一　－　該等收購建議之其他條款	15
附錄二　－　一般及其他資料	22

預期寄發被收購人文件之日期（附註1）……二零零三年八月十二日星期二

接受接納之最後期限……二零零三年八月二十六日星期二下午四時正

在聯交所網站上刊登公佈，宣佈
該等收購建議是否已期滿失效或已成為
或已宣佈成為無條件……二零零三年八月二十六日星期二下午七時正

該等收購建議之首次截止日期（附註2、3、4及5）……二零零三年八月二十六日星期二

於報章刊登該等收購建議結果之公佈之日期……二零零三年八月二十七日星期三

該等收購建議之最終截止日期
（假設該等收購建議於二零零三年
八月二十六日宣佈成為無條件）……二零零三年九月九日星期二

就所接獲之有效接納於最後接納限期或之
前寄發該等收購建議應付款項滙款之最後限期
（倘該等收購建議於首次截止日期成為或
宣佈成為無條件）（附註6）……二零零三年九月十九日星期五

附註：

1. 根據收購守則，中策須於寄發本文件後14日內，將被收購人文件寄予中策股東、中策認股權證持有人及中策購股權持有人（除非獲執行理事同意協定一個較後日期）。

   倘未能根據收購守則由二零零三年七月二十九日起計14日內寄發被收購人文件，則收購人擬按照延期寄發被收購人文件所涉及之營業日之相同日數，將收購建議期間延長。

2. 根據收購守則，倘於寄發本文件日期後始將被收購人文件寄出，則收購人必須於寄發本文件日期後最少28日內維持接受接納該等收購建議。雖然收購人無意延長該等收購建議，惟彼等保留延長該等收購建議之權利。

3. 除非收購人根據收購守則修訂或延長該等收購建議之可供接納期間，否則該等收購建議將會於二零零三年八月二十六日星期二截止。於該等收購建議截止後，將會於截止日期下午七時正前在聯交所網站上刊登該等收購建議之結果公佈，並將會於二零零三年八月二十七日星期三於報章上再次刊登。

4. 收購人將於該等收購建議已成為無條件時發表公佈。根據收購守則，將於該等收購建議宣佈成為無條件後最少14日內維持接受接納該等收購建議。

5. 根據收購守則，除非該等收購建議已於之前成為無條件，否則於由寄發本文件日期（即二零零三年九月二十六日）起計之60日期間屆滿後，不得接受接納該等收購建議。

6. 根據該等收購建議交出之中策股份、中策認股權證及中策購股權之應付代價，分別將會於過戶登記處或中策（視情況而定）接獲接受該等收購建議而交出之一切所需填妥及有效之文件之日期及該等收購建議成為或宣佈成為無條件之日期兩者中之較後日期後十日內支付。請參閱本文件第13至第14頁滙富証券函件中「接納及付款」一段。

本文件所載之所有時間均指香港時間。

在本文件內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人」	指	具有上市規則所賦予之涵義
「中央結算系統」	指	由香港結算設立及運作之中央結算及交收系統
「中策」	指	中策集團有限公司，於香港註冊成立之有限公司，其證券於聯交所上市
「中策集團」	指	中策及其附屬公司
「中策購股權」	指	中策根據於一九九二年七月二十日採納之購股權計劃所授出之購股權
「中策購股權持有人」	指	中策購股權之持有人
「中策股份」	指	中策股本中每股面值0.10港元之股份
「中策股東」	指	中策股份之持有人
「中策認股權證」	指	中策之認股權證，附帶權利可由二零零二年八月二十九日起至二零零三年十二月三十一日止(包括該日)，隨時以認購價每股中策股份0.16港元，認購165,893,682股中策股份
「中策認股權證持有人」	指	中策認股權證之持有人
「陳國強博士」	指	陳國強博士，德祥企業、錦興、保華德祥及中策之主席兼執行董事
「執行理事」	指	證監會企業融資部之執行理事或由執行理事委派之任何代表
「錦興」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「錦興集團」	指	錦興及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「獨立董事委員會」	指	中策董事會將委任之中策獨立董事委員會，以向獨立中策股東、獨立中策認股權證持有人及中策購股權持有人就該等收購建議提供意見
「獨立中策股東」	指	收購人及彼等之一致行動人士以外之中策股東
「獨立中策認股權證持有人」	指	收購人及彼等之一致行動人士以外之中策認股權證持有人

「獨立第三方」	指	與中策或其任何附屬公司之董事、行政總裁或主要股東或彼等之任何聯繫人概無關連或並非與上述人士一致行動之人士
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「德祥企業集團」	指	德祥企業及其附屬公司
「聯合公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月八日就該等收購建議作出之聯合公佈
「滙富融資」	指	滙富融資有限公司，滙富証券之同集團附屬公司，為持牌法團，並為錦興及保華德祥就該等收購建議之財務顧問
「滙富証券」	指	滙富証券有限公司，滙富融資之同集團附屬公司，為持牌法團
「最後實際可行日期」	指	二零零三年七月二十六日，即本文件付印前為確認本文件所載若干資料之最後實際可行日期
「持牌法團」	指	屬於證券及期貨條例「持牌法團」所界定之人士
「上市規則」	指	聯交所之證券上市規則
「收購建議期間」	指	由二零零三年七月八日星期二(即刊登載列(其中包括)該等收購建議之詳情之聯合公佈之日)起至(a)該等收購建議截止接納之日或(b)該等收購建議作廢之日(兩者以較遲者為準)
「被收購人文件」	指	根據收購守則之條文，中策將予刊發予中策股東、中策認股權證持有人及中策購股權持有人之回應文件，載有(其中包括)獨立董事委員會就該等收購建議之推薦建議及獨立財務顧問就該等收購建議之意見，並預期由本文件刊發日期起計14日內寄發
「收購人」	指	Calisan Developments Limited及威倫有限公司，分別為保華德祥及錦興之間接全資附屬公司
「該等收購建議」	指	股份收購建議、認股權證收購建議及購股權收購建議
「購股權收購建議」	指	根據本文件及粉紅色放棄表格所載之條款及條件，以每份中策購股權0.001港元之價格提出強制性有條件現金收購建議，以註銷所有尚未行使中策購股權
「保華德祥」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市

「保華德祥集團」	指	保華德祥及其附屬公司
「粉紅色放棄表格」	指	本文件隨付之購股權收購建議之粉紅色放棄及接納表格
「中國」	指	中華人民共和國，就本文件而言，不包括香港、中華人民共和國澳門特別行政區及台灣
「過戶登記處」	指	中策之股份及認股權證過戶登記處，標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下
「有關期間」	指	由聯合公佈刊發日期前六個月之日期起計直至最後實際可行日期為止之期間
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份收購建議」	指	根據本文件及白色接納表格所載之條款及條件，以每股中策股份0.139港元之價格提出強制性有條件現金收購建議，以收購中策之全部已發行股份(現時由收購人及彼等之一致行動人士擁有之中策股份除外)
「聯交所」	指	香港聯合交易所有限公司
「補充公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月二十一日就該等收購建議聯合發表之公佈
「收購守則」	指	香港公司收購及合併守則
「認股權證收購建議」	指	根據本文件及黃色接納表格所載之條款及條件，以每份中策認股權證0.001 港元之價格提出強制性有條件現金收購建議，以收購全部尚未行使之中策認股權證(現時由收購人及彼等之一致行動人士擁有之中策認股權證除外)
「白色接納表格」	指	本文件隨付之股份收購建議之白色接納及過戶表格
「黃色接納表格」	指	本文件隨付之認股權證收購建議之黃色接納及過戶表格
「港元」	指	香港法定貨幣港元

Kingsway Group

香港中環夏慤道10號和記大廈5樓
電話：(852) 2877-1830　傳真：(852) 2868-3570

敬啟者：

滙富証券有限公司代表
收購人
（分別為錦興集團有限公司及
保華德祥建築集團有限公司
之間接全資附屬公司）
提出強制性有條件現金收購建議，
收購中策全部已發行股份及尚未行使中策認股權證，
（收購人及與彼等一致行動人士
現時擁有之中策股份及中策認股權證除外），
及註銷所有尚未行使中策購股權

緒言

本函件提述德祥企業、錦興、保華德祥及中策於二零零三年七月八日就該等收購建議發表之聯合公佈，據此，收購人宣佈提出自願有條件現金收購建議，分別按每股中策股份0.10港元及每份中策認股權證0.001港元之價格收購中策股份及中策認股權證(收購人及彼等之一致行動人士已擁有之中策股份及中策認股權證除外)，以將收購人於中策之股權總額，增至佔中策已發行股本逾50%，滙富証券已獲收購人委任，按不高於每股中策股份0.10港元之價格於市場上收購中策股份。於二零零三年七月九日，滙富証券(代表收購人)按每股中策股份0.10港元之價格，於公開市場上購買49,665,000股中策股份，佔中策已發行股本5.98%。於二零零三年七月九日購買股份後，收購人及彼等之一致行動人士合共擁有291,675,000股中策股份，佔中策已發行股本約35.16%，因此，根據收購守則第26條，於自願收購建議之收購建議期間內觸發強制性收購建議。

於二零零三年七月二十一日，收購人已知會中策，股份收購建議之收購價將會由每股中策股份0.10港元增至0.139港元。收購人將會透過滙富証券提出一項強制性有條件現金收購建議，分別以每股中策股份0.139港元及每份中策認股權證0.001港元之價格收購中策股份及中策認股權證(由收購人及與收購人一致行動之人士現時擁有之中策股份及中策認股權證除外)，及以按每份中策購股權0.001港元之價格註銷所有尚未行使中策購股權。

該等收購建議須待收購人已接獲中策股份附帶之投票權，連同於收購建議期間前或於收購建議期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與彼等一致行動人士合共持有超過50%之中策股份所附帶之投票權後，方可作實。

本函件載述該等收購建議之條款及有關收購人之資料。接納該等收購建議時，須按照本文件附錄一、本文件隨付之白色接納表格、黃色接納表格及粉紅色放棄表格所載列之條款。**根據收購守則，被收購人文件預期將由本文件刊發日期起計14日內寄發予　閣下，被收購人文件將會載有將予組成以就該等收購建議為　閣下提供意見之獨立董事委員會函件及獨立財務顧問就各方面之意見函件。務請　閣下先等候收取被收購人文件，並於細閱被收購人文件之內容後，始行決定是否接納該等收購建議。**

該等收購建議

滙富証券根據收購守則，代表收購人提出一項有條件現金收購建議，以收購中策全部已發行股份及尚未行使中策認股權證(收購人及與彼等一致行動人士已擁有之中策股份及中策認股權證除外)，及以註銷所有尚未行使中策購股權，乃根據以下之基準：

股份收購建議

每股中策股份 現金0.139港元

每股中策股份0.139港元之價格，較：

- 於二零零三年六月二十七日(即緊接聯合公佈刊發日期前之最後一個交易日)在聯交所所報之收市價每股中策股份0.09港元溢價約54.44%；

- 於二零零三年七月十日(即緊接補充公佈刊發日期前之最後一個交易日)在聯交所所報之收市價每股中策股份0.145港元折讓約4.14%；

- 直至二零零三年六月二十七日(包括該日)為止連續十個交易日在聯交所所報之平均收市價每股中策股份0.089港元溢價約56.18%；

- 直至二零零三年七月十日(包括該日)為止連續十個交易日在聯交所所報之平均收市價每股中策股份0.0985港元溢價約41.12%；

- 直至二零零三年六月二十七日(包括該日)為止連續三十個交易日在聯交所所報之平均收市價每股中策股份0.086港元溢價約61.63%；

- 直至二零零三年七月十日(包括該日)為止連續三十個交易日在聯交所所報之平均收市價每股中策股份0.0897港元溢價約54.96%；

- 直至二零零三年六月二十七日(包括該日)為止六個月期間在聯交所所報之平均收市價每股中策股份0.09港元溢價約54.44%；

- 直至二零零三年七月十日(包括該日)為止六個月期間在聯交所所報之平均收市價每股中策股份0.0901港元溢價約54.27%；及

- 按照中策於二零零二年十二月三十一日之經審核賬目計算之每股中策股份資產淨值2.08港元折讓約93.32%。

認股權證收購建議

每份中策認股權證 現金0.001港元

中策認股權證現時為價外，及將於二零零三年十二月三十一日後屆滿。因此，以0.001港元提出收購每份中策認股權證。每份中策認股權證之作價0.001港元較：

- 於二零零三年七月十日(即緊接聯合公佈刊發日期前最後一個交易日)在聯交所所報之收市價每份中策認股權證0.02港元折讓約95.00%；
- 於截至二零零三年七月十日(包括該日)止連續十個交易日在聯交所所報之平均收市價每份中策認股權證0.012港元折讓約91.67%

購股權收購建議

註銷每份中策購股權 現金0.001港元

中策已向中策執行董事陳玲女士發行購股權，根據購股權計劃可以認購價每股中策股份3.145港元認購最多達75,000股中策股份。中策購股權現時為價外。此外，每股中策股份之價格大幅低於中策購股權之認購價，及該等中策購股權為不可出讓及不可轉讓。經計及上述因素後，根據收購守則，滙富証券代表收購人向該名中策購股權持有人提出收購建議，建議其交出中策購股權，藉此以0.001港元註銷每份尚未行使之中策購股權。於二零零三年七月八日，陳玲女士已向收購人承諾，其於收購建議期間內將不會行使中策購股權。

總代價

於最後實際可行日期，收購人及與彼等之一致行動人士合共擁有291,675,000股中策股份，佔中策已發行股本35.16%之權益。假設全面接納該等收購建議，收購人應支付之現金代價，將約為74,900,000港元，以收購價每股中策股份0.139港元、每份中策認股權證0.001港元及每份中策購股權0.001港元計，其中分別約74,800,000港元、117,630港元及75港元將分別用作收購中策股份、中策認股權證及中策購股權。

該等收購建議之條件

股份收購建議須待收購人已接獲中策股份附帶之投票權，連同於該等收購建議前或於該等收購建議期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與彼等一致行動人士合共持有超過50%之中策股份所附帶之投票權後，方可作實。

認股權證收購建議及購股權收購建議須待股份收購建議成為或宣佈成為無條件後，方告作實。

充裕之財務資源

滙富融資已獲收購人委任就該等收購建議為彼等提供意見，及滙富融資信納收購人可從滙富証券批予收購人之貸款融資額60,000,000港元，獲得充裕財務資源，而餘額14,900,000港元將會以收購人之內部資源撥資，令收購人可支付全面接納該等收購建議。根

據收購人與滙富証券訂立之貸款及抵押協議，收購人同意將彼等實益擁有之290,985,000股中策股份及收購人於收購建議期間根據股份收購建議或其他方式將予收購之任何中策股份抵押予滙富証券，以為滙富証券授予收購人之貸款融資提供擔保。

接納之最後期限

接納之最後期限為二零零三年八月二十六日星期二下午四時正。收購人無意延長該等收購建議之最後接納期限，惟會保留有關權利。

倘被收購人文件未能根據收購守則之規定由二零零三年七月二十九日起計十四日內寄發，收購人擬按延期寄發被收購人文件所涉及之營業日之相同日數，將收購建議期間延長。

接納該等收購建議之影響

於接納該等收購建議及於該等收購建議成為或宣佈成為無條件後，中策股東或中策認股權證持有人將會在不附帶一切留置權、索償及產權負擔之情況下，將彼等之中策股份或中策認股權證，連同所有隨付權利一併出售，包括收取於該等收購建議截止後所宣派、作出或支付之一切股息及分派之權利，而中策購股權持有人將會交出有關之中策購股權供註銷。**倘該等收購建議於當日未能成為無條件，接納該等收購建議之人士有權由首次截止日期起計21日後撤回其接納。撤回接納之該項權力可於該等收購建議成為無條件前予以行使。除上述者外，接納該等收購建議為不可撤回及不能撤銷，惟在收購守則所准許之情況下除外。**

印花稅

根據該等收購建議，接納股份收購建議及／或認股權證收購建議須支付之賣方從價印花稅(每1,000港元須繳納1.00港元，不足1,000港元之代價亦須繳納1.00港元)將由接納股份收購建議及／或認股權證收購建議之中策股東及／或中策認股權證持有人支付，將從接納股份收購建議及／或認股權證收購建議應支付之代價中扣除，並由收購人支付。

買賣及持有中策股份及中策認股權證

在收購建議期間於二零零三年七月八日開始前，收購人各自擁有120,660,000股中策股份，相當於中策已發行股本約14.55%，或合共擁有241,320,000股中策股份之權益，相當於中策已發行股本29.10%。於二零零三年七月九日，收購人已共同於市場上購買合共49,665,000股中策股份並將該等股份平分，相當於中策已發行股本約5.98%。於二零零三年七月九日購買股份後，收購人各自擁有145,492,500股中策股份之權益，相當於中策已發行股本之17.54%，或合共擁有290,985,000股中策股份之權益，相當於中策已發行股本約35.08%。

連同由收購人之一致行動人士(錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士)所持之690,000股中策股份，於最後實際可行日期，錦興及保華德祥透過收購人及彼等一致行動人士於291,675,000股中策股份中擁有權益，相當於中策已發行股本約35.16%。

除於二零零三年七月九日所作之購買外，於有關期間，收購人或任何與彼等一致行動人士概無買賣中策股份或中策認股權證或其他中策證券。

此外，錦興及保華德祥透過收購人，持有48,264,000份中策認股權證，合共相當於尚未行使中策認股權證約29.10%。按照認購價每股中策股份0.16港元計算，於收購人全面兑換中策認股權證後，將會發行48,264,000股新中策股份，相當於現有已發行中策股份總額約5.82%及經發行該等新中策股份擴大後之已發行中策股份總額約5.50%。

於最後實際可行日期，陳國強博士間接持有德祥企業已發行普通股股本約34.82%，彼亦直接持有保華德祥已發行股本約1.06%。此外，錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士分別持有650,000股中策股份（佔中策已發行股本約0.08%）及40,000股中策股份（佔中策已發行股本約0.005%）。

鑑於陳國強博士為德祥企業之控股股東，彼被視為於由保華德祥集團持有之145,492,500股中策股份及24,132,000份中策認股權證中擁有權益。由於德祥企業間接持有錦興已發行普通股股本約28.26%，故陳國強博士為錦興之一致行動人士。

除上文所披露者外，陳國強博士及德祥企業、錦興及保華德祥之其他董事及彼等各自之一致行動人士並無持有任何中策股份及／或中策認股權證及／或中策購股權。

有關收購人之資料

有關Calisan Developments Limited及保華德祥之資料

Calisan Developments Limited為其中一名收購人，為於一九九一年五月二日在英屬處女群島註冊成立之有限公司，及為一家投資控股公司。於最後實際可行日期，Calisan Developments Limited直接持有145,492,500股中策股份（佔中策已發行股本約17.54%）及24,132,000份中策認股權證（佔全部尚未行使中策認股權證約14.55%）。Calisan Developments Limited為保華德祥之間接全資附屬公司。

保華德祥集團之主要業務包括建築、土木工程、專項工程、物業發展及投資，以及製造及買賣建築材料。其業務主要集中於香港和中國。德祥企業實益擁有保華德祥約64.46%權益。

有關威倫有限公司及錦興之資料

威倫有限公司為其中一名收購人，於二零零零年八月二十一日在香港註冊成立之有限公司，及為一家投資控股公司。於最後實際可行日期，威倫有限公司及其一致行動人士直接持有146,182,500股中策股份（佔中策已發行股本約17.62%）及24,132,000份中策認股權證（佔全部尚未行使中策認股權證約14.55%）。威倫有限公司為錦興之間接全資附屬公司。

錦興集團之主要業務包括買賣電腦相關產品及消費電子產品。錦興亦從事買賣證券及投資資訊科技業務。德祥企業實益擁有錦興約28.26%權益。

收購人對中策之意向

中策之業務

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目業務。

該等收購建議本身將不會導致中策集團或受中策控制之任何聯營公司之董事會、管理層、業務或持續聘用中策僱員(包括董事)出現任何變動。

於該等收購建議完成後，收購人擬繼續中策集團之現有業務，收購人現時無意重新調配中策集團之固定資產。此外，收購人亦無意於緊隨該等收購建議完成後即時向中策集團注入任何資產或業務及／或出售任何中策集團資產或業務。

於該等收購建議期間將由滙富証券代表收購人收購之中策股份及中策認股權證，將以相等比例分派予收購人。為確保於該等收購建議後中策股份及中策認股權證不少於25%將由公眾人士持有，收購人將盡快減持彼等於中策之權益。於該等收購建議及減持後，中策將成為錦興及保華德祥之聯營公司。

下圖概列緊接刊登補充公佈前及於全面接納該等收購建議後，中策之股權架構：

於刊登補充公佈前



陳國強博士
34.82%
1.06%
德祥企業集團有限公司
(372－香港)
28.26%
64.46%
收購人之
一致行動人士
錦興集團有限公司
(275－香港)
保華德祥建築集團有限公司
(498－香港)
公眾人士
0.08%(附註2)
17.54%(附註1)
17.54%(附註1)
64.84%
中策集團有限公司
(235－香港)

全面接納該等收購建議後但於收購人減持於中策之權益前：


陳國強博士
34.82%
1.06%
德祥企業集團有限公司
(372－香港)
28.26%
64.46%
收購人之一致行動人士
錦興集團有限公司
(275－香港)
保華德祥建築集團有限公司
(498－香港)
0.08%(附註2)
49.96%
49.96%
中策集團有限公司
(235－香港)

於全面接納該等收購建議及收購人減持於中策之權益後：


陳國強博士
34.82%
1.06%
德祥企業集團有限公司
(372－香港)
28.26%
64.46%
收購人
之一致行動人士
錦興集團有限公司
(275－香港)
保華德祥建築集團有限公司
(498－香港)
公眾人士
0.08% (附註2)
37.46%
37.46%
25%
中策集團有限公司
(235－香港)

附註：

1. 在收購建議期間於二零零三年七月八日開始前，收購人擁有合共241,320,000股中策股份之權益，相當於中策已發行股本29.1%。於二零零三年七月九日，收購人已於市場上購買49,665,000股中策股份，相當於中策已發行股本之5.98%。於二零零三年七月九日購買股份後，各收購人擁有145,492,500股中策股份之權益，相當於中策已發行股本之17.54%。

2. 於最後實際可行日期，收購人之一致行動人士於690,000股中策股份中擁有權益，當中650,000股中策股份(相當於中策已發行股本約0.08%)及40,000股中策股份(相當於中策已發行股本約0.005%)分別由錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士持有。

進行收購之原因

倘收購人透過在市場購買或透過接納股份收購建議而成功收購中策股份，收購人將可透過改善彼等應佔中策資產淨值，提升彼等於中策之投資，以及減低彼等於中策之平均投資成本。

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目。收購人認為該等收購建議可鞏固其與中策之聯繫，以及提升其在中國之形象。考慮到於近十年以來，中國經濟一直維持良好之推動力及中國人民之消費能力已逐步得到改善，收購人預期，中策於中國之投資及業務將會為收購人帶來長期財務利益。於該等收購建議前，由於錦興及保華德祥各自持有中策少於20%權益，故彼等概無於各自之財務報表中將中策列作聯營公司。於成功完成該等收購建議後，收購人將可確認中策為錦興及保華德祥集團之聯營公司，從而提升收購人之長期投資價值。

維持本公司之上市地位

收購人將不會行使強制收購權力。收購人現擬於該等收購建議截止後維持中策於聯交所之上市地位。收購人及中策已向聯交所承諾，於該等收購建議截止後將會盡快採取適當步驟，以確保公眾人士持有不少於25%之中策股份及中策認股權證。倘於該等收購建議截止時，公眾人士所持有之中策股份及中策認股權證少於25%，收購人之董事現擬採取適當步驟，可能包括於該等收購建議完成後一個月內，減持及將彼等於中策之權益配售予獨立第三者。

聯交所已表明，將會密切監察中策股份及中策認股權證在聯交所買賣之情況。倘聯交所相信：

- **中策股份及中策認股權證存在或可能存在虛假市場；或**
- **公眾人士持有之中策股份及中策認股權證數量太少，不足以維持有秩序之市場，則其將考慮行使酌情權，暫停中策股份及中策認股權證之買賣。**

就此而言，須注意倘於該等收購建議完成後，中策股份及中策認股權證之公眾持股量不足，因此，中策股份及中策認股權證可能暫停買賣，直至達到足夠之公眾持股量為止。

只要中策仍維持上市公司地位，聯交所將會密切監察中策日後所有收購或出售資產。中策及其附屬公司進行任何收購或出售資產，將須受上市規則之條文規限。根據上市規則，聯交所可酌情要求中策就中策之建議收購及出售資產向中策股東刊發通函及發表公佈，不論建議收購及出售資產之規模大小，尤其是倘其建議收購及出售資產，導致中策偏離主要業務。聯交所有權根據上市規則，將中策之一系列收購及出售資產彙集處理，該等收購及出售資產可能導致中策被視為一名新上市申請人，並須受上市規則對新上市申請之規定所限制。

稅項

倘中策股東、中策認股權證持有人及中策購股權持有人對接納該等收購建議之稅項含義有任何疑問，建議彼等諮詢彼等各自之專業顧問。特此強調，滙富融資、滙富証券、收購人或彼等各自之任何董事或任何參與該等收購建議之人士，概無因彼等接納該等收購建議而須對任何人士之任何稅務影響或責任承擔責任。

接納之手續

股份收購建議及認股權證收購建議

如接納股份收購建議， 閣下應按照隨付之白色接納表格所印備之指示將表格填妥，該等指示為股份收購建議之條款與條件之一部份。

如接納認股權證收購建議， 閣下應按照隨付之黃色接納表格所印備之指示將表格填妥，該等指示為認股權證收購建議之條款與條件之一部份。

其後須將填妥之接納表格，連同不少於 閣下擬接納股份收購建議及／或認股權證收購建議之中策股份及／或中策認股權證數目之有關中策股票及／或中策認股權證證書及／或過戶收據及／或任何所有權文件(及／或就此而言所需之任何適當彌償保證或該等彌償保證)，放進信封面註明「中策股份收購建議」及／或「中策認股權證收購建議」之信封內，並盡快以郵遞方式或親身送交標準證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，惟在任何情況下不得遲於二零零三年八月二十六日星期二或收購人可能決定或公佈之較後日期下午四時正交回。概不會就接獲任何接納表格、中策股票及／或中策認股權證證書、過戶收據或其他所有權文件(及／或就此而言所需之任何適當彌償保證或該等彌償保證)發出任何收據。

購股權收購建議

如接納購股權收購建議， 閣下應按照隨付之粉紅色放棄表格所印備之指示將表格填妥，該等指示為購股權收購建議之條款與條件之一部份，並於其後將粉紅色放棄表格連同 閣下所持有之全部中策購股權，或 閣下接納購股權收購建議之中策購股權數目之有關中策購股權證書，放進信封面註明「中策購股權收購建議」之信封內，並盡快以郵遞方式或親身送交中策(地址為香港九龍觀塘鴻圖道51號保華企業中心8樓)送交中策之公司秘書，惟在任何情況下不得遲於二零零三年八月二十六日星期二下午四時正交回。概不會就接獲粉紅色放棄表格及中策購股權證書發出任何收據。

務請　閣下留意本文件附錄一及隨付之白色接納表格、黃色接納表格及粉紅色放棄表格所載有關接納手續之其他詳情。登記地址位於香港以外地區之中策股東、中策認股權證持有人及中策購股權持有人亦須留意本文件附錄一「一般資料」一節。

支付代價

就根據該等收購建議交出之中策股份、中策認股權證及中策購股權應付之代價股款，將於該等收購建議成為或宣佈成為無條件之日期及過戶登記處（就股份收購建議及認股權證收購建議）或中策（就購股權收購建議）接獲表示該等收購建議之接納已完成及屬有效之所有有關文件之日期兩者中之較後日期起計十日內寄出。倘該等收購建議失效，則中策股票及／或中策認股權證證書及／或中策購股權證書，或就該等收購建議交出之其他有關文件，將由該等收購建議失效起計十日內郵寄予接納該等收購建議之該等人士。

該等收購建議之其他條款

該等收購建議之其他條款及條件，包括接納之手續及該等收購建議之可供接納期間，載於本文件第15至第21頁附錄一及隨付之白色接納表格、黃色接納表格及粉紅色放棄表格。

其他資料

務請　閣下垂注載於各附錄（為本文件之一部份）所載之其他資料。

此致

列位獨立中策股東、
獨立中策認股權證持有人
及中策購股權持有人　台照

代表
滙富証券有限公司
董事
林家璁
謹啟

二零零三年七月二十九日

1. 接納手續

閣下如決定接納股份收購建議及／或認股權證收購建議，應根據隨附之有關接納表格所載之規定，就　閣下所持之中策股份及／或中策認股權證(視情況而定)填妥及簽署有關之接納表格，然後將填妥及簽妥當之有關表格正本連同以本接納表格接納股份收購建議或認股權證收購建議(視情況而定)之有關中策股票及／或中策認股權證證書(視情況而定)及／或過戶收據及／或任何其他所有權文件(及／或任何合格之有關彌償保證)(應代表　閣下所持之中策股份及／或中策認股權證總數，或不少於　閣下擬接納股份收購建議及／或認股權證收購建議(視情況而定)之中策股份或中策認股權證數目)，盡早交回過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何最遲須於二零零三年八月二十六日(星期二)下午四時正或之前或由收購人決定之其他較後日期及時間交回。在上述截止日期下午四時正之後交回之接納文件僅會在該等收購建議在上述截止日期前被修訂或延期之情況下，或在該等收購建議在上述截止日期下午四時正或之前已成為或宣佈成為無條件之情況下，方會有效。

閣下如決定接納購股權收購建議，應根據隨附之粉紅色放棄表格所載之規定，就　閣下所持之中策購股權填妥及簽署有關表格，然後將填妥及簽妥當之粉紅色放棄表格正本連同以本表格接納購股權收購建議之有關中策購股權證書(應代表　閣下所持之中策購股權總數，或不少於　閣下擬接納購股權收購建議之中策購股權數目)，盡早交回中策公司秘書，地址為香港九龍觀塘鴻圖道51號保華企業中心8樓中策辦事處，惟無論如何最遲須於二零零三年八月二十六日(星期二)下午四時正或之前或由收購人決定之其他較後日期及時間交回。在上述截止日期下午四時正之後交回之接納文件僅會在該等收購建議在上述截止日期前被修訂或延期之情況下，或在該等收購建議在上述截止日期下午四時正或之前已成為或宣佈成為無條件之情況下，方會有效。

股份收購建議

待股份收購建議成為或宣佈成為無條件後，而在白色接納表格、中策股票及／或過戶收據及／或其他所有權文件及／或任何合格之有關彌償保證已填簽妥當及有效，並已在股份收購建議截止日期前交回過戶登記處之情況下，有關代價之付款支票將為會由下日期(以較遲者為準)起計十日內寄出，郵誤風險概由接納股份收購建議之中策股東承擔：

- 股份收購建議成為或宣佈成為無條件之日；或
- 過戶登記處接獲一切有關文件證實根據股份收購建議交回之接納文件乃齊備及有效之日。

倘　閣下之中策股票及／或　閣下之中策股份之過戶收據及／或任何其他所有權文件乃以代名人公司之名義或以　閣下以外之其他名義登記，而　閣下亦擬接納股份收購建議，則：

- 必須將　閣下之中策股票及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)送交代名人公司或其他代名人，並授權該公司代表　閣下接納股份收購建議，及要求該公司將填簽妥當之白色接納表格，連同有關之中策股票及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)一併送交過戶登記處；或

－　必須安排過戶登記處將　閣下之中策股份以　閣下名義登記，並將填簽妥當之白色接納表格連同有關之中策股票及／或過戶收據及／或其他所有權文件(及／或有關上述所需之任何合格彌償保證)一併送交過戶登記處；或

－　在　閣下已將　閣下之中策股份送交中央結算系統之情況下，指示　閣下之股票經紀在截止日期前，按照香港結算(代理人)有限公司所定之最後期限或之前，授權香港中央結算(代理人)有限公司代表　閣下接納股份收購建議。為能趕在香港中央結算(代理人)有限公司所定之最後期限之前辦妥有關手續，務請　閣下與　閣下之股票經紀核實有關根據　閣下指示辦理有關手續所需之時間，並依照規定向　閣下之股票經紀作出有關指示。

如　閣下擬接納股份收購建議，但暫時無法交出及／或已遺失中策股份之中策股票及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)，閣下亦應填妥及簽署有關之白色接納表格，將其郵寄或親身送交過戶登記處，並安排把有關之中策股票及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)於隨後盡快送交過戶登記處，同時須隨附一份函件，說明　閣下已遺失或暫時無法交出一張或以上之中策股票及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)。倘　閣下已遺失中策股票，務請　閣下致函過戶登記處，要求過戶登記處發出一封有關之彌償保證函件，　閣下在依據此函件所載之指示填簽妥當後，應將其交回過戶登記處。

如　閣下擬接納股份收購建議，且已將中策股份之過戶表格以　閣下名義送往登記，但尚未收到　閣下之中策股票，亦應先行填妥並簽署白色接納表格，連同已由　閣下填簽妥當之過戶收據一併送交過戶登記處。此舉將被視為授權收購人或彼等之代理人按股份收購建議之條款代表　閣下在有關之中策股票發出時代為領取有關股票，並將此等中策股票送交過戶登記處，猶如此等中策股票已連同白色接納表格一併送交過戶登記處無異。

在過戶登記處收妥有關之中策股票及／或過戶收據及／或任何其他所有權文件(及／或有關任何遺失之股票之合格彌償保證)及符合股份收購建議之條款及條件前，不會寄出應就此支付之現金代價支票。然而，除非白色接納表格已正式填簽妥當，並隨附有關之中策股票及／或過戶收據及／或其他所有權文件或由過戶登記處或聯交所正式認可之文件等接納文件，並在本文件所載之最後接納期限或之前交回，否則不可當作已履行有關之接納條件。

概不會就接獲任何白色接納表格、中策股票及／或過戶收據或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)發出任何收據。

倘該等收購建議期滿失效，就股份收購建議交出之中策股票及其他有關文件，將會由該等收購建議期滿失效後10日內寄發予接納股份收購建議之該等人士。

認股權證收購建議

待認股權證收購建議成為或宣佈成為無條件後，而在黃色接納表格、中策認股權證證書及／或過戶收據及／或其他所有權文件及／或任何合格之有關彌償保證已填簽妥當及有效，並已在認股權證收購建議截止日期前交回過戶登記處之情況下，有關代價之付款支票

將會由以下日期(以較遲者為準)起計十日內寄出，郵誤風險概由接納認股權證收購建議之中策認股權證持有人承擔：

- 認股權證收購建議成為或宣佈成為無條件之日；及
- 過戶登記處接獲一切有關文件證實根據認股權證收購建議交回之接納文件乃齊備及有效之日。

倘　閣下之中策認股權證證書及／或　閣下之中策認股權證之過戶收據及／或任何其他所有權文件乃以代名人公司之名義或以　閣下以外之其他名義登記，而　閣下亦擬接納認股權證收購建議，則：

- 必須將　閣下之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)送交代名人公司或其他代名人，並授權該公司代表　閣下接納認股權證收購建議，及要求該公司將填簽妥當之黃色接納表格，連同有關中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)一併送交過戶登記處；或
- 必須安排過戶登記處將　閣下之中策認股權證以　閣下名義登記，並將填簽妥當之黃色接納表格連同有關之中策認股權證證書及／或過戶收據及／或其他所有權文件(及／或有關上述所需之任何合格彌償保證)一併送交過戶登記處；或
- 在　閣下已將　閣下之中策認股權證送交中央結算系統之情況下，指示　閣下之股票經紀在截止日期前，按照香港結算(代理人)有限公司所定之最後期限或之前，授權香港中央結算(代理人)有限公司代表　閣下接納認股權證收購建議。為能趕在香港中央結算(代理人)有限公司所定之最後期限之前辦妥有關手續，務請　閣下與　閣下之股票經紀核實有關根據　閣下指示辦理有關手續所需之時間，並依照規定向　閣下之股票經紀作出有關指示。

如　閣下擬接納認股權證收購建議，但暫時無法交出及／或已遺失中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)，　閣下亦應填妥及簽署有關之黃色接納表格，將其郵寄或親身送交過戶登記處，並安排把有關之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)於隨後盡快送交過戶登記處，同時須隨附一份函件，說明　閣下已遺失或暫時無法交出一張或以上之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)。倘　閣下已遺失中策認股權證證書，務請　閣下致函過戶登記處，要求過戶登記處發出一封有關之彌償保證函件，　閣下在依據此函件所載之指示填簽妥當後，應將其交回過戶登記處。

如　閣下擬接納認股權證收購建議，且已將中策認股權證之過戶表格以　閣下名義送往登記，但尚未收到　閣下之中策認股權證證書，亦應先行填妥並簽署黃色接納表格，連同已由　閣下填簽妥當之過戶收據一併送交過戶登記處。此舉將被視為授權收購人或彼等之代理人按認股權證收購建議之條款代表　閣下在有關之中策認股權證證書發出時代為領取有關認股權證證書，並將此等認股權證證書送交過戶登記處，猶如此等中策認股權證證書已連同黃色接納表格一併送交過戶登記處無異。

在過戶登記處收妥有關之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關任何遺失之中策認股權證證書之合格彌償保證)及符合認股權證收購建議之條款及條件前，不會寄出應就此支付之現金代價支票。然而，除非黃色接納表格已正式填

簽妥當，並隨附有關之中策認股權證證書及／或過戶收據及／或其他所有權文件或由過戶登記處或聯交所正式認可之文件等接納文件，並在本文件所載之最後接納期限或之前交回，否則不可當作已履行有關之接納條件。

概不會就交回之任何黃色接納表格、中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)發出任何收據。

倘該等收購建議期滿失效，就認股權證收購建議交出之中策認股權證證書及其他有關文件，將會於該等收購建議期滿失效後10日內寄發予接納認股權證收購建議之該等人士。

購股權收購建議

待購股權收購建議成為或宣佈成為無條件後，而在粉紅色放棄表格、代表　閣下所持有之中策購股權總數，或　閣下擬接納購股權收購建議所涉及之中策購股權數目之中策購股權證書已填簽妥當及有效，並已在購股權收購建議截止日期前交回中策之公司秘書之情況下，有關代價之付款支票將會由以下日期(以較遲者為準)起計十日內寄出，郵誤風險概由接納購股權收購建議之中策購股權持有人承擔：

- 購股權收購建議成為或宣佈成為無條件之日；及
- 中策之公司秘書接獲一切有關文件證實根據購股權收購建議交回之接納文件乃齊備及有效之日。

如　閣下擬接納購股權收購建議，但暫時無法交出及／或已遺失中策購股權之中策購股權證書，　閣下亦應填妥及簽署有關之粉紅色放棄表格，將其郵寄或親身送交中策之公司秘書(地址為九龍觀塘鴻圖道51號保華企業中心8樓)，並安排把有關之中策購股權證書於隨後盡快送交中策之公司秘書，地址為位於九龍觀塘鴻圖道51號保華企業中心8樓之中策辦事處，同時須隨附一份函件，說明　閣下已遺失或暫時無法交出一張或以上之中策購股權證書。

在中策之公司秘書收妥有關之中策購股權證書及／或有關任何遺失之中策購股權證書之合格彌償保證)及符合購股權收購建議之條款及條件前，不會寄出應就此支付之現金支票。

概不會就交回之任何粉紅色放棄表格、中策購股權證書或過戶收據及／或任何其他所有權文件發出任何收據。

倘該等收購建議期滿失效，就購股權收購建議交出之中策購股權證書及其他有關文件，將會於該等收購建議期滿失效日期起計10日內郵寄予接納購股權收購建議之該等人士。

2. 接納期間及修訂

收購人保留於寄發本文件後修訂該等收購建議或將該等收購建議延期之權利。

除非該等收購建議之前經已延期或修訂或該等收購建議之前經已成為或宣佈成為無條件，否則該等收購建議將於截止日期下午四時正截止，而有關之接納文件則必須在截止日期下午四時正或之前交回，方為有效。

倘該等收購建議成為或宣佈成為無條件，則該等收購建議由收購人宣佈該等收購建議已成為或已宣佈成為無條件之日起計最少十四日內仍可供接受接納。

該等收購建議在：

- 寄發本文件日期起計60日期間屆滿之後不可成為或宣佈成為無條件；或
- 該日之後不可再供接納，惟收購人保留權利，在執行理事根據收購守則之規定而批准之情況下，將該等收購建議延至較後時間及／或日期。

倘股份收購建議或認股權證收購建議或購股權收購建議被修訂，則股份收購建議或認股權證收購建議或購股權收購建議在緊隨有關之經修訂收購建議文件寄發日期起計最少十四日期間內可供接納。中策股東或中策認股權證持有人或中策購股權持有人仍可享有經作出任何修訂後之股份收購建議或認股權證收購建議或購股權收購建議之優惠條款，無論其是否在股份收購建議或認股權證收購建議或購股權收購建議被修訂前已接納原本之股份收購建議或原本之認股權證收購建議或原本之購股權收購建議。中策股東或中策認股權證持有人或中策購股權持有人或彼等之代表在此之前因接納股份收購建議或認股權證收購建議或購股權收購建議而呈交之任何白色接納表格或黃色接納表格或粉紅色放棄表格將會被視作接納經修訂股份收購建議或認股權證收購建議或購股權收購建議之文件，除非該位中策股東或中策認股權證持有人或中策購股權持有人有權撤回其接納文件並正式進行撤回，則另作別論。

3. 公佈

(a) 於截止日期下午六時正（或執行理事同意之較後時間及／或日期）前，收購人須知會執行理事及聯交所，該等收購建議已經完結或延期，並須於該等收購建議截止日期下午七時正前在聯交所網站上刊登公佈，列明該等收購建議是否已作出修訂或延期，是否已屆滿或已成為或已宣佈成為無條件。收購人須於下一個營業日在報章上再次刊發該公佈。該公佈須列明：

- 就接納該等收購建議已接獲之中策股份總數；
- 收購人或與彼等一致行動人士於收購建議期間前所持有、控制或指示之中策股份總數；及
- 收購人或與彼等一致行動之任何人士於收購建議期間購入或同意購入之中策股份總數。

該公佈須載有投票權詳情，根據收購守則第3.5(c)、(d)及(f)條所規定就中策股份、衍生工具及安排可行使之權力。該公佈亦須列明該等股份數目所涉及之有關股本類別之百分比及投票權百分比。

倘收購人未能遵守收購守則第19條所訂之任何規定，執行理事可能會要求於未能遵守第19條規定前，接納人士按照執行理事接納之條款授出撤回權利。

(b) 在計算接納所代表之中策股份、中策認股權證及中策購股權數目時，並非在各方面完整或尚待核實之接納將會分開列明。

(c) 根據收購守則及上市規則所規定，任何經執行理事及聯交所確認並無其他意見之有關該等收購建議之公佈，將須以付款公佈方式，在最少一份主要英文報章及一份主要中文報章（均為在香港每日發行及流通量大之報章）刊登。

4. 撤回之權利

倘該等收購建議於當時未能成為無條件，接納該等收購建議人士有權由首次截止日期起計21日後撤回其接納。該項撤回權力於該等收購建議成為無條件後方可行使。除上述者外，除收購守則第19.2條所載情況外，接納一經提交便不可撤銷及撤回，收購守則第19.2條規定，倘收購人不能遵守收購守則關於發出該等收購建議公佈之任何規定(正如上文「公佈」一節所述者)，執行理事或會要求在收購人符合有關規定前，按執行理事接納之條款，向接納該等收購建議之人士授出撤回之權利。

5. 一般事項

(a) 凡中策股東、中策認股權證持有人及中策購股權持有人發出、收取或寄出之所有通訊、通告、接納表格、中策股份、中策認股權證及中策購股權之證書、過戶收據及其他所有權文件及股款，概以郵誤風險由彼等承擔之前提下由彼等或其指定代理發出、收取或寄出，而中策、收購人或其任何代理概不就郵遞之損失或因此而產生之任何其他責任負責。

(b) 隨附之接納表格及放棄表格所載之規定，構成該等收購建議之一部分。

(c) 因無意疏忽而遺漏向任何獲提出該等收購建議之人士寄發本文件及／或接納表格及／或放棄表格，不會使該等收購建議失效。

(d) 該等收購建議及其所有接納將受香港法例管轄及按香港法例詮釋。

(e) 正式簽署之接納表格及／或放棄表格將視為已授權中策任何董事或中策可指示之人士，可代表接納股份收購建議及／或認股權證收購建議及／或購股權收購建議之人士填寫及簽署任何文件，並作出任何其他必須或適當之行動，使收購人或其指定之人士可獲得接納該等收購建議之人士之中策股份及／或中策認股權證及／或中策購股權。

(f) 任何人士接納股份收購建議及／或認股權證收購建議及／或購股權收購建議，即視為有關人士向收購人保證，收購人根據股份收購建議及／或認股權證收購建議及／或購股權收購建議收購之中策股份及／或中策認股權證及／或中策購股權，乃由有關人士出售(不附帶任何第三者權利、留置權、索償、抵押、股權及產權負擔)，並連同其附帶之一切權利(包括有權收取於該等收購建議截止後就中策股份及／或中策認股權證及／或中策購股權宣派、派付或作出之所有未來股息或其他分派)一併出售。

(g) 根據該等收購建議，接納股份收購建議及／或認股權證收購建議之中策股東及／或中策認股權證持有人就有關接納事宜應繳納之賣方從價印花稅(按代價每1,000港元(或其任何部分)支付1.00港元)，將從接納股份收購建議及／認股權證收購建議應付之代價(將由收購人支付)中扣除。

(h) 收購人不擬行使任何權利，在該等收購建議截止後強制收購根據該等收購建議未獲收購之任何中策股份，但保留此項權利。

(i) 本文件及接納表格及放棄表格內所述之該等收購建議，包括該等收購建議之任何修訂及／或延期。

(j) 向註冊地址為香港以外司法管轄權區之人士提呈該等收購建議，或會受到有關司法管轄權區之法律影響。中策股東、中策認股權證持有人及中策購股權持有人若為香港以外司法管轄權區之公民或居民或國民，應自行了解及遵守任何適用法律規定。倘該人士欲接納該等收購建議，則其有責任全面遵守有關司法管轄權區內關於該等收購建議之法律，包括取得政府或其他必需同意，或遵從其他必要手續及支付該司法管轄權區所定之任何過戶款項或其他應付税項。

(k) 根據該等收購建議應付任何中策股東、中策認股權證持有人及中策購股權持有人之代價(於扣除各自之賣方從價印花税後)，將會按認該等收購建議之條款以郵寄款項之方式支付，而毋須受任何留置權、抵銷權、反索償或收購人有權或聲稱向中策股東、中策認股權證持有人及中策購股權持有人索償之其他類似權利所限。

(l) 就詮釋而言，本文件、接納表格及放棄表格之中、英文版本如有歧異，概以英文版本為準。

1. 責任聲明

(a) 本文件乃獲得錦興、保華德祥及收購人之董事批准後始行刊發。

(b) 本文件載有遵照證券及期貨條例及收購守則而提供有關收購人及該等收購建議之資料。

(c) 收購人董事願對本文件所載有關收購人資料之準確性承擔全部責任，且在作出一切合理查詢後，確認就彼等所深知及所信，本文件所表達之意見乃經審慎周詳之考慮後作出，而本文件亦無遺漏其他事實，以致本文件所載內容有所誤導。

(d) 本文件所載有關中策集團及彼等各自之股東之資料乃摘錄自可供公眾查閱之資料。收購人董事就有關中策之資料所接納之唯一責任，乃確保有關資料為正確摘錄者及所摘錄資料並無誤導成份，及按照可供公眾查閱之資料。

2. 市場價格

中策股份

下表載列中策股份於緊接聯合公佈刊發日期前六個曆月每個曆月之最後交易日、於緊接聯合公佈刊發日期前之最後交易日、於緊接補充公佈刊發日期前之最後交易日及於最後實際可行日期在聯交所所報之收市價：

日期	每股中策股份收市價 港元
二零零二年	
十二月三十一日	0.100
二零零三年	
一月三十日	0.090
二月二十八日	0.094
三月三十一日	0.090
四月三十日	0.090
五月三十日	0.080
六月二十七日	0.090
七月十日	0.145
最後實際可行日期	0.145

於有關期間，每股中策股份在聯交所所錄得之最高及最低收市價，分別為0.145港元及0.080港元。

中策認股權證

下表載列中策認股權證於緊接聯合公佈刊發日期前六個曆月每個曆月之最後交易日、於緊接聯合公佈刊發日期前之最後交易日、於緊接補充公佈刊發日期前之最後交易日及於最後實際可行日期在聯交所所報之收市價：

日期	每份中策認股權證收市價 港元
二零零二年	
十二月三十一日	0.01
二零零三年	
一月三十日	0.01
二月二十八日	0.01
三月三十一日	0.01
四月三十日	0.01
五月三十日	0.01
六月二十七日	0.01
七月十日	0.02
最後實際可行日期	0.02

於有關期間，每份中策認股權證在聯交所所錄得之最高及最低收市價，分別為0.02港元及0.01港元。

3. 權益披露

於最後實際可行日期，錦興及保華德祥透過收購人及彼等之一致行動人士，持有291,675,000股中策股份，合共相當於中策現有已發行股本約35.16%之股權總額。

此外，錦興及保華德祥透過收購人，持有48,264,000份中策認股權證，合共相當於尚未行使中策認股權證約29.10%。按照認購價每股中策股份0.16港元計算，於收購人全面兌換中策認股權證後，將會發行48,264,000股新中策股份，相當於現有已發行中策股份總額5.82%及經發行該等新中策股份擴大後之已發行中策股份總額約5.50%。

於最後實際可行日期，陳國強博士間接持有德祥企業已發行普通股股本約34.82%，彼亦直接持有保華德祥已發行股本約1.06%。此外，錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士分別持有650,000股中策股份（佔中策已發行股本約0.08%）及40,000股中策股份（佔中策已發行股本約0.005%）。

鑑於陳國強博士為德祥企業之控股股東，彼被視為於保華德祥集團持有之145,492,500股中策股份及24,132,000份中策認股權證中擁有權益。

除上述者外，收購人、收購人之董事及與收購人一致行動之人士概無於任何中策證券中擁有權益。

於最後實際可行日期，除收購人為了取得滙富証券批予收購人之貸款融資而抵押予滙富証券之290,985,000股中策股份及收購人於收購建議期間內根據股份收購建議或其他方式將予收購之任何中策股份，以及滙富証券於二零零三年七月九日代表收購人購買之49,665,000股中策股份外，滙富融資及滙富証券並無於中策股份或中策認股權證中擁有任何實益權益，亦並無於有關期間以主事人身份處理任何中策股份或中策認股權證。

4. 買賣中策股份及中策認股權證

除收購人於二零零三年七月九日按每股0.10港元之價格在市場上收購49,665,000股中策股份外，收購人或任何與彼等一致行動之人士及收購人之董事於有關期間內概無買賣任何中策股份或中策認股權證或其他中策證券。

5. 同意書

滙富証券為根據證券及期貨條例之持牌法團，已就刊發本文件一事發出同意書，表示同意以本文件所載形式及涵義轉載其函件，並引述其名稱，且並無撤回其同意書。

6. 一般資料

(a) 除陳玲女士（中策購股權之持有人）已向收購人承諾其將會接納購股權收購建議外，於最後實際可行日期，於寄發本文件前，概無任何擁有或控制中策股份及／或中策認股權證之人士已不可撤回地承諾或有意接納或拒絕該等收購建議。倘該等收購建議失效，上述由陳玲女士所作出之承諾將會終止。

除中策購股權外，於有關期間內，陳玲女士並無擁有或已處理任何中策股份或中策認股權證或其他中策證券。

(b) 於最後實際可行日期，概無人士與收購人或與收購人一致行動之任何人士訂立收購守則第22條附註8所述之任何實物安排。

(c) 並無向中策或其任何附屬公司之任何董事作出或提供任何款項或其他利益，以作為就該等收購建議失去職位或除此以外之補償。

(d) 於最後實際可行日期，收購人或彼等之一致行動人士及任何中策董事及新任董事或中策股東及新任中策股東、中策認股權證持有人及新任中策認股權證持有人或中策購股權持有人及新任中策購股權持有人或任何人士之間並無訂立任何與該等收購建議有關或依賴該等收購建議之協議、安排或諒解。

(e) 於最後實際可行日期，收購人及任何其他人士並無就轉讓收購人根據該等收購建議購入之中策股份及中策認股權證中之實益權益而訂立任何協議、安排或諒解，惟收購人與滙富証券訂立之貸款及抵押協議除外，根據上述協議，收購人同意將彼等實益擁有之290,985,000股中策股份及收購人於收購建議期間內根據股份收購建議或其他方式將予收購之任何中策股份抵押予滙富証券。

(f) 德祥企業為保華德祥之控股股東及錦興之主要股東。德祥企業之董事為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生、黃勤道先生、張漢傑先生、黎慶超先生及卓育賢先生。陳國強博士為德祥企業的控股股東。

(g) 德祥企業之註冊辦事處地址為Clarendon House, Church Street, Hamilton HM 11, Bermuda，其於香港之主要營業地點為香港九龍觀塘鴻圖道51號保華企業中心33樓。

(h) 陳國強博士之地址為香港九龍觀塘鴻圖道51號保華企業中心33樓。

(i) Calisan Developments Limited為保華德祥之間接全資附屬公司。保華德祥之董事為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生、李漢潮先生、張定球先生及郭少強先生。

(j) 保華德祥之註冊辦事處地址為Clarendon House; 2 Church Street, Hamilton HM 11, Bermuda，其於香港之主要營業地點為香港九龍觀塘鴻圖道51號保華企業中心31樓。

(k) 威倫有限公司為錦興之間接全資附屬公司。錦興之董事為陳國強博士、Allan Yap博士、呂兆泉先生、陳國鴻先生、霍建寧先生、施熙德女士(霍建寧先生之替任董事)、葉德銓先生、張漢傑先生、袁天凡先生、曾令嘉先生、馬慧敏女士及郭嘉立先生。

(l) 錦興之註冊辦事處地址為Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，其於香港之主要營業地點為香港九龍觀塘鴻圖道51號保華企業中心8樓。

(m) Calisan Developments Limited之註冊辦事處位於P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands。Calisan Developments Limited於香港之通訊地址則位於香港九龍觀塘鴻圖道51號保華企業中心31樓。

(n) Calisan Developments Limited之董事為劉高原先生、周美華女士及陳佛恩先生。

(o) 威倫有限公司之註冊辦事處位於香港九龍觀塘鴻圖道51號保華企業中心8樓。

(p) 威倫有限公司之董事為Allan Yap博士及呂兆泉先生。

(q) 滙富融資為錦興及保華德祥之財務顧問，地址為香港中環夏慤道10號和記大廈5樓。

(r) 滙富証券之地址為香港中環夏慤道10號和記大廈5樓。

(s) 本文件及接納表格及放棄表格之中、英文版本如有歧異，概以英文版本為準。

7. 備查文件

下列文件之副本可於該等收購建議仍然接受信納期間之一般辦公時間內在收購人之辦事處可供查閱：

(a) 收購人之公司組織章程大綱及公司細則；

(b) 聯合公佈及補充公佈；

(c) 滙富證券函件，全文載於本文件第5至第14頁；及

(d) 本附錄所載之滙富証券同意書。

(e) 本附錄所載陳玲女士所作出之承諾。

File No. 82-3596

Form 表格 **D2**

Companies Registry
公 司 註 冊 處

03 AUG -6 ... 7:21

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Type of Change 更改事項

*☑ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Choy (蔡)	Hok Man, Constance (學雯)

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D226341(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
04	07	2003	

Date 日期

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For Official Use
請勿填寫本欄

收件日期 RECEIVED
10-07-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **29649**

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. **Appointment~~/ Change of particulars~~** 委任／更改資料
(Use Continuation Sheet B if more than 1 director/ secretary is involved 如涉及超過一位董事/ 秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	04 (DD 日) 07 (MM 月) 2003 (YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:
Surname 姓氏: Fung (馮)
Other names 名字: Wan Yiu, Agnes (蘊瑤)

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: Flat 2B, 9 La Serena, Discovery Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G528575(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Chan Yan Yan, Jenny) Date 日期： 4th July, 2003

Secretary 秘書

* *Delete whichever does not apply* 請刪去不適用者

File No. 82-3596

Companies Registry
公司註冊處

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

29649

Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

I, Fung Wan Yiu, Agnes consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 4th July, 2003, and confirm that I have attained the age of 18 years*.
生效日期為 ,並確認本人已年滿十八歲*。

Signed 簽名：

Date 日期： 4th July, 2003

* *Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

收件日期 RECEIVED
10-07-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)